Form 10-K405, Exhibit 13
period 1995-12-31
MICHIGAN FINANCIAL CORP
filed 1996-03-22
CIK 65637

CONSOLIDATED SELECTED FINANCIAL DATA
(Amounts in thousands, except per share data)



                                           1995            1994            1993            1992             1991           1990
SUMMARY OF OPERATIONS

Net interest income                     $   38,480      $   37,483      $   34,690      $    34,522     $    32,269      $   29,985
Provision for loan losses                    1,583           1,121           1,159            1,315           1,915           2,121
Noninterest income                           8,072           7,619           8,019            6,603           5,778           5,246
Noninterest expenses                        32,776          32,623          31,694           29,861          27,345          25,512
Income tax expense                           3,484           3,206           2,780            2,936           2,528           1,978
Net operating income                         8,709           8,152           7,076            7,013           6,259           5,620
Accounting changes                                                          (1,198)
Net income                                   8,709           8,152           5,878            7,013           6,259           5,620
                                        ===========================================================================================

PER SHARE DATA

Net operating income                    $     1.56      $     1.46      $     1.26      $      1.26     $      1.13      $     1.02
Net income                                    1.56            1.46            1.05             1.26            1.13            1.02
Cash dividends                                 .58             .50             .44              .38             .34             .31
Stockholders' equity                         14.47           13.07           12.55            11.91           11.07           10.25
                                        ===========================================================================================

YEAR END BALANCES

Total assets                            $  778,316      $  767,573      $  781,155      $   782,613     $   768,032      $  733,902
Investment securities                      139,731         160,694         164,942          144,021         143,630         152,448
Loans receivable                           560,891         540,841         502,964          479,658         476,098         463,785
Deposits                                   687,154         685,202         702,367          707,720         698,315         667,591
Debt                                                                                    1,200                                   952
Stockholders' equity                        80,985          73,195          70,257           66,668          61,560          56,601
                                        ===========================================================================================

STATISTICAL SUMMARY (PERCENTAGES)

Return on average total assets*               1.13%           1.07%            .91%             .91%            .83%            .78%
Return on average
 stockholders' equity*                       11.35           11.30           10.47            11.03           10.70           10.38
Dividend payout ratio*                       37.18           34.25           34.92            30.16           30.09           30.39
Average stockholders' equity
 to average total assets                      9.94            9.44            8.65             8.24            7.78            7.52
                                        ===========================================================================================

REGULATORY CAPITAL RATIOS

Total risk-based capital                     15.56%          14.94%          14.68%           14.80%          14.34%          13.61%
Tier 1 risk-based capital                    14.31           13.73           13.43            13.60           13.09           12.36
Leverage ratio                               10.46            9.88            9.05             8.66            8.05            7.78
                                        ===========================================================================================


* Before accounting changes

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SOURCES AND USES OF
 FUNDS TRENDS                      1995                              1994                       1993

                             Average    Increase (Decrease)    Average   Increase  (Decrease)  Average
(Amounts in thousands)       Balance      Amount       %       Balance      Amount        %    Balance
--------------------------------------------------------------------------------------------------------
FUNDING SOURCES:
Demand deposits-
   Noninterest bearing      $  72,601   $ (15,887)    (18.0) $  88,488    $  11,512      15.0  $  76,976
Interest bearing              117,759      24,085      25.7    100,799
Savings deposits              189,464     (40,202)    (17.5)   229,666       (3,429)     (1.5)   233,095
Time deposits                 302,948      32,664      12.1    270,284      (22,974)     (7.8)   293,258
Short-term borrowings             985         206      26.4        779          741       NMF         38
Other debt                        415         415       NMF                  (1,055)      NMF      1,055
Other                          32,532       8,004      32.6     24,528        6,086      33.0     18,442
                            ----------------------------------------------------------------------------
       Total sources        $ 716,704   $   9,285       1.3  $ 707,419    $ (16,244)     (2.2) $ 723,663
                            ============================================================================

FUNDING USES:

Loans                       $ 547,264   $  31,854       6.2  $ 515,410    $  29,782       6.1  $ 485,628
Taxable investment
 securities                   119,150     (11,727)     (9.0)   130,877        3,859       3.0    127,018
Tax-exempt
 investment securities         29,465      (8,501)    (22.4)    37,966       14,796      63.9     23,170
Federal funds sold             20,604       2,393      13.1     18,211      (16,578)    (47.7)    34,789
Interest bearing deposits
 in other banks                    14        (149)    (91.4)       163          163       NMF
Other short-term
 investments                      207      (4,585)    (95.7)     4,792      (48,266)    (91.0)    53,058
                            ----------------------------------------------------------------------------
       Total uses           $ 716,704   $   9,285       1.3  $ 707,419    $ (16,244)     (2.2) $ 723,663
                            ============================================================================

[BAR GRAPH]

NET INCOME
(In Millions of Dollars)

1991         $6.26
1992         $7.01
1993         $5.88
1994         $8.15
1995         $8.71

[BAR GRAPH]

NET INTEREST INCOME
(In Millions of Dollars)

1991         $32.2
1992         $34.5
1993         $34.7
1994         $37.5
1995         $38.5

[BAR GRAPH]

NET INCOME PER SHARE

1991         $1.13
1992         $1.26
1993         $1.05
1994         $1.46
1995         $1.56

MANAGEMENTS'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULT OF OPERATIONS

FINANCIAL CONDITION

The Company functions as a financial intermediary, along with its seven member banks, and as such its financial condition should be examined in terms of trends in its sources and uses of funds. The comparison of average balances shown on the previous page indicates how the Company has managed its sources and uses of funds.

     As the primary source of funds, aggregate average deposits slightly increased by $700,000, or .1%, in 1995 after decreasing by $22 million, or 3.1%, in 1994. Although total deposits basically remained flat for 1995, there was significant movement within the different categories of deposits. There was a substantial switch between noninterest bearing deposits and interest bearing deposits as the Company introduced a simplified and improved line of deposit products featuring the interest bearing "Right Account". The greatest volume decrease was in the savings area and part of this can be attributed to the expanding use of in house brokerage services and cash management accounts. The use of these fee-based customer services facilitates deposit transfers to money market and mutual funds. Savings were also moved by depositors to the time deposit area as rates in that area became more attractive. Growth in the time deposit area also benefited from the continued promotion of the "Jump Up" certificate of deposit which provides increasing interest rates at six month intervals. Both savings and time deposits continue to be major sources of funds for the Company. Included in the time deposits category are $34.8 million in jumbo certificates of deposit. The Company's use of jumbo certificates is discussed in the "Liquidity and Interest Rate Sensitivity Management" section.

     At various times during the past three years, some of the member banks purchased federal funds. These purchases may or may not continue in the future, but are not expected to become material.

     The Company entered into a short-term borrowing arrangement in March of 1995 which was paid off in November of 1995. There are no plans to incur any other debt.

     The Company's primary use of funds traditionally is in the lending area. Funds not required to meet loan demand are invested in other earning assets. Average outstanding loans during 1995 increased by $31.9 million or 6.2%, up from the increase of $29.8 million or 6.1% in 1994.

     The increase in loans caused the aggregate of all other earning assets, representing alternative uses of funds, to decrease by $22.6 million, or 11.8% in 1995 and by $46.0 million, or 19.3% in 1994. Any excess funds generated during the period were mainly used to increase federal funds sold.

     In addition to the above trends in the sources and uses of funds, the Company services loans for outside agencies, primarily the Federal Home Loan Mortgage Corporation ("Freddie Mac"). At the end of 1995 the volume of Freddie Mac loans sold with servicing being retained and without recourse was $199 million. The comparable figure for 1994 was $194 million. The ability of the Company to sell these loans in large block amounts enables it to more effectively manage its funding operations.

LIQUIDITY AND INTEREST RATE SENSITIVITY MANAGEMENT

The primary functions of asset/liability management are to assure adequate liquidity and maintain an appropriate balance between interest sensitive earning assets and interest bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates by matching sources and uses of funds having common maturity dates and acceptable interest spreads. The Company has no investments in, and is not a party to, transactions involving derivative investments.

GRAPHS:

EQUITY CAPITAL AT YEAR END
(In Millions of Dollars)

            EQUITY CAPITAL     PERCENTAGE OF TOTAL ASSETS
1991           61.6%                    8.02%
1992           66.7                     8.52
1993           70.3                     8.99
1994           73.2                     9.54
1995           81.0                    10.41


EARNINGS AND DIVIDENDS
PER SHARE*
             EARNINGS                DIVIDENDS
1991           1.13                     .34
1992           1.26                     .38
1993           1.26                     .44
1994           1.46                     .50
1995           1.56                     .58

* Before accounting changes

     Marketable investment securities, particularly those of shorter maturities, are the principal source of asset liquidity along with the Company's excess funds position at any given time. Securities maturing in one year or less had a carrying value of $24,058,000 at December 31, 1995, up from the $19,312,000 at December 31, 1994. The Company decreased its holdings of mortgage-backed securities to $34,455,000 at December 31, 1995 from $39,594,000 at December 31, 1994. Other types of short-term assets such as federal funds sold and money market investments are additional sources of liquidity. At December 31, 1995 the Company's combined position in federal funds sold and money market investments amounted to $17,647,000, up from the $4,559,000 at the end of 1994.

     Historically, the Company's liquidity has been enhanced by a significant concentration of core deposits. However there has been a continuing change in the deposit base over the last several years so that less stable short-term funding sources such as large denomination time deposits and money market certificates have also been used. The ability to acquire these funds as needed assists the Company in its management of liquidity. This necessitates having the ability to meet market interest rate levels at the time the funds are acquired and involves maintenance of an appropriate maturity distribution of purchased funds.

     The following table shows a comparison of the maturity distribution of jumbo certificates of deposit (those in amounts of $100,000 or more) for each of the last three years and also compares them as a percentage of total deposits outstanding. These certificates can be more expensive than traditional sources of deposits since availability is dependent upon market supply and demand.

                                                    December 31
(In thousands)                                 1995      1994      1993
--------------------------------------------------------------------------------
Maturing in:

3 months or less                            $10,956   $ 8,100   $ 8,538
Over 3 through 6 months                       9,135     5,323     3,211
Over 6 through 12 months                      7,769     4,250     3,654
Over 12 months                               11,013    11,154     8,015
                                            $38,873   $28,827   $23,418
================================================================================
As a percent of deposits                       5.66%     4.21%     3.33%
================================================================================

     Interest rate sensitivity varies with different types of interest earning assets and interest bearing liabilities. Overnight federal funds on which rates change daily and loans which are tied to the prime rate differ considerably from long-term investment securities and fixed rate loans. Similarly, jumbo certificates and money market certificates are much more rate sensitive than savings accounts. The shorter term interest rate sensitivities are the key to management of the interest sensitivity gap, the difference between interest sensitive earning assets and interest bearing liabilities.

     The following table presents information for the Company relative to the maturity structure for total interest bearing assets and liabilities at December 31, 1995.

                                                                 Over 3              Total           Over 1
                                             3 Months           through             within          through              Over
(In thousands)                                or less         12 months             1 year          5 years           5 years
-----------------------------------------------------------------------------------------------------------------------------
Loans                                     $   171,531       $    55,316        $   226,847       $  289,538         $  44,506
Investment securities                           8,343            15,715             24,058           74,897             6,321
Mortgage-backed securities                        510             3,815              4,325           24,163             5,967
Other assets                                   17,647                -              17,647               -                 -
-----------------------------------------------------------------------------------------------------------------------------
Rate sensitive assets                         198,031            74,846            272,877          388,598            56,794
Deposits:
   $100,000 or more                            10,956            16,904             27,860           11,013                -
   Other time                                  49,616           102,108            151,724          123,304                94
   Savings                                    302,369                -             302,369               -                 -
-----------------------------------------------------------------------------------------------------------------------------
Rate sensitive liabilities                    362,941           119,012            481,953          134,317                94
-----------------------------------------------------------------------------------------------------------------------------
Interest rate sensitivity gap-period      $  (164,910)      $   (44,166)       $  (209,076)      $  254,281         $  56,700
=============================================================================================================================
Interest rate sensitivity gap-cumulative                    $  (209,076)       $  (209,076)      $   45,205        $  101,905
=============================================================================================================================


     Positive gap is the excess of assets which can be repriced by maturity within a specified time frame over interest bearing liabilities of similar maturity. The Company has focused on the imbalance of financing fixed rate assets with rate sensitive liabilities in an effort to manage its immediate gap, and avoid fluctuations in earnings during periods of volatile interest rates. A negative gap position favors the Company's operating results during periods of declining interest rates but has an unfavorable impact during periods of rising rates. The Company's current gap within one year is a negative $209 million at December 31, 1995.

     Included in the $481,953,000 of rate sensitive liabilities indicated as maturing within one year are $302,369,000 of NOW, savings and money market deposits which do not reprice in the same proportion as rate sensitive assets. If core deposits of $191,076,000 consisting of NOW and savings deposits were not included as rate sensitive liabilities, the Company's negative gap would be only $18 million or less than three percent of earning assets.

CAPITAL RESOURCES

Total equity growth has surpassed total asset growth over the past several years and amounted to 10.6% in 1995, 4.2% in 1994 and 5.4% in 1993. The equity increase due to operations was $5,462,000, $5,360,000 and $4,617,000 for 1995,
1994 and 1993, respectively, exclusive of the $1,198,000 in extraordinary charges during 1993. Equity was also impacted by security valuations each of these years. For 1995, equity increased by $2,328,000 due to investment security valuations. During 1994 equity decreased by $2,422,000 due to security valuations, while 1993 valuations caused equity to increase by $170,000. Stockholders' equity increased from 9.54% of total assets at the end of 1994 to a level of 10.41% at the end of 1995.

     Capital adequacy regulations for "Well Capitalized" banks require Tier I capital (common equity less goodwill) of 6.0% of risk-adjusted assets and Total capital (primarily Tier I capital plus the allowance for loan losses, subject to certain limitations) of 10.0% of risk-adjusted assets. A minimum level of Tier I capital to average total assets ("leverage ratio") of 4.0% has also been stipulated. As summarized below, the Corporation's capital ratios were well in excess of those requirements.

                                                                       Regulatory Requirements
----------------------------------------------------------------------------------------------------------
                                          December 31                                    Well
                               1995          1994           1993        Minimum   Capitalized
----------------------------------------------------------------------------------------------------------
Total capital                 15.56%        14.94  %       14.68%           8.0%         10.0  %
Tier I capital                14.31         13.73          13.43            4.0           6.0
Tier I leverage ratio         10.46          9.88           9.05            4.0           4.0


     The Company's primary means of maintaining capital adequacy is through internal capital growth. Management has established an objective to increase the rate of this growth. The rate of return on equity times the percent of earnings retained equals the internal capital growth percentage. The following table illustrates this relationship:

GRAPHS:

NET INTEREST INCOME
(In Millions of Dollars)

               INTEREST INCOME   INTEREST EXPENSE    NET INTEREST INCOME

1991                70.1             37.8                   32.2
1992                63.2             28.7                   34.5
1993                57.1             22.4                   34.7
1994                56.7             19.2                   37.5
1995                62.5             24.0                   38.5

ALLOWANCE FOR LOAN LOSSES

         ALLOWANCE TO LOANS       NET CHARGE-OFFS
            AT YEAR END           TO AVERAGE LOANS
1991          1.27                      .42
1992          1.22                      .32
1993          1.30                      .10
1994          1.24                      .19
1995          1.35                      .13

                            RELATIONSHIP BETWEEN SIGNIFICANT FINANCIAL RATIOS
                                                                              Internal
                       Return                      Earnings                    Capital
                    on Equity                      Retained                     Growth

--------------------------------------------------------------------------------------
1995                    11.35%            X           62.82  %         =          7.13%
1994                    11.30             X           65.75            =          7.43
1993                     8.70             X           58.10            =          5.05


     Management decided to increase the dividend payout during 1995 for the seventh year in a row while maintaining a minimum rate of internal capital growth of 6.0%. As shown above, the Company achieved an actual rate of 7.13%. Exclusive of the extraordinary charges during 1993, that year's internal capital growth rate would have also been above the 6.0% goal. Management plans to continue to maintain a minimum 6.0% internal capital growth rate, while providing a dividend payout ratio that is consistent with banking industry standards.

     The ability of the Company to obtain funds for its cash requirements, including the payment of dividends, is largely dependent on the dividends which may be declared by its member banks. At December 31, 1995, the aggregate amount which could be paid to the Company by its member banks and insurance subsidiary as dividends, without obtaining prior approval from bank regulatory agencies, was in excess of $12.4 million. These regulatory restrictions have had no impact, and are expected to have none in the future, on the ability of the Company to meet its cash obligations.

RESULTS OF OPERATIONS

Net interest income increased by $997,000 in 1995, $2,793,000 in 1994 and $168,000 in 1993 or by 2.7%, 8.1% and .4%, respectively. On a fully taxable equivalent basis the annual rates of increase would have been 2.2% in 1995, 8.4% in 1994 and .9% in 1993.

     As was discussed earlier, changes in net interest income result from changes in the mix of average earning assets and interest bearing liabilities during a period, as well as from changes in the related yields earned and rates paid. Average balances, yields and rates for the three most recent years are set forth in the following table:


(Dollars in thousands)                                         1995               1994               1993
---------------------------------------------------------------------------------------------------------
Average earning assets                                  $   716,704        $   707,419         $  723,663
Yields earned (fully taxable equivalent)                       8.84%              8.17%              8.01%
Average interest bearing liabilities                    $   611,571        $   594,403         $  628,245
Rates paid                                                     3.93%              3.24%              3.57%
Net yield on earning assets                                    5.49               5.44               4.91


     Rates fell during the second half of 1995 after having increased steadily during 1994. Rates had been flat during 1993. As discussed above, management of the Company's gap allowed the yield on earning assets to increase by .67%, while allowing rates paid on interest bearing liabilities to increase .69%. The result was an increase in net yield for 1995 of .05%, due to the increase in average earning assets. The rising rates for 1994 provided an increase of .53% in the net yield on earning assets during that time period.

     Average earning assets, interest income, interest expense and net interest income all increased during 1995. This was due to rising rates and the increase in loans outstanding. For 1994, the increase in net interest income resulted mainly from the lower interest expense incurred during 1994. Performance at the net interest income level in future periods will still be primarily dependent upon general interest rate developments.

     To lessen the impact of interest rate fluctuations, the Company has increased the volume of single family fixed rate loans sold, as discussed in the "Financial Condition" section. During 1995 nearly $32 million in loans were sold with the Company retaining servicing rights. The amount of loans sold with retained servicing rights was nearly $50 million during 1994. All of the loans sold are without recourse and servicing fees are recognized as earned. At the end of 1995 and 1994, loans being held for sale amounted to $4.2 million and $1.7 million, respectively. The Company plans to continue this activity in the future but the level of activity will largely depend upon external market factors.

     As discussed in Note A to the Consolidated Financial Statements on page 26, the Company will adopt Statement of Financial Accounting Standards No. 122 "Accounting for Mortgage Servicing Rights, an Amendment of Statement 65" in 1996.

     Statement 122, which must be adopted prospectively, requires the cost of originating mortgage servicing rights to be capitalized separately from the cost of originating a loan when a definitive plan to sell or securitize loans and retain the mortgage servicing rights exists. Once recorded, mortgage servicing rights are amortized in proportion to expected net servicing income. The impact of this statement is dependent on future loan volume levels and other considerations.

     The provision for loan losses which is charged to operations is based on the growth of the loan portfolio, the amount of the net loan losses incurred and management's estimation of potential future losses based on an evaluation of portfolio risk, collateral value, and certain economic factors. The provision was $1,583,000 in 1995 compared to $1,121,000 in 1994 and $1,159,000 in 1993.
Net loan losses were $695,000 in 1995, $973,000 in 1994 and $474,000 in 1993. On
a percentage basis the net charge-offs to average loans decreased to .13% in 1995 from a level of .19% in 1994 and an increase from .10% in 1993.

     The provision for loan losses is determined by management on an ongoing basis in order to maintain the allowance for loan losses at an adequate level. The allowance at December 31, 1995 stood at $7,589,000 or 1.35% of outstanding loans, compared to $6,701,000 or 1.24% in 1994 and $6,553,000 or 1.30% in 1993.
This allowance level will not necessarily be maintained during future periods as the amounts provided during any given period are dependent upon management's review process and assessment of the perceived loss exposure in the then outstanding loan portfolio.

     As shown in the following table, management was again able to improve the quality of the loan portfolio during 1995. On a percentage basis, nonperforming loans decreased to .65% of total loans at December 31, 1995, a continued reduction from the previous year end of .70% and a level of .72% in 1993. Coverage of nonperformings by the allowance stood at 207% at year end 1995, up from the 177% coverage level attained in 1994 and the level of 181% in 1993. Management intends to continue in its efforts toward improving the quality of the loan portfolio.

                                                                        December 31

(Dollars in thousands)                                     1995             1994            1993
------------------------------------------------------------------------------------------------
Nonaccrual loans                                        $ 2,061         $  2,374         $ 2,445
Accruing loans past due 90 days or more                     915              830             962
Restructured loans                                          694              592             222
------------------------------------------------------------------------------------------------
Total nonperforming loans                               $ 3,670         $  3,796         $ 3,629
================================================================================================
Nonperforming loans/total loans                            .65%             .70%            .72%
Loan loss allowance/nonperforming loans                    207%             177%            181%


GRAPHS:

NONPERFORMING LOANS
TO TOTAL LOANS
(As of December 31)

1991           1.05%
1992            .83%
1993            .72%
1994            .70%
1995            .65%


RETURN ON ASSETS* (ROA)

1991            .83%
1992            .91%
1993            .91%
1994           1.07%
1995           1.13%

* Before accounting changes

     The gross interest income that would have been recorded in 1995 for nonaccrual and restructured loans as of December 31, 1995, assuming interest had been accrued throughout the year in accordance with original terms, is $261,000. The comparable 1994 total for these loan categories was $184,000. The amount of interest income recorded on these loans and included in income was $73,000 in 1995 and $100,000 in 1994. The combined effect of these changes was to lower net interest income in 1995 by $104,000 from the prior year.

     Noninterest income increased $453,000 in 1995 after having decreased $400,000 in 1994 and increasing $1,416,000 in 1993. Exclusive of securities losses, it increased $446,000 in 1995, decreased $298,000 in 1994 and increased $1,412,000 in 1993. Much of the increase in 1995 is due to a $280,000 increase in trust services income. During 1994 and 1993, trust services income had increased $215,000 and $400,000, respectively. Gains on sale of loans decreased $38,000 during 1995 after having decreased $471,000 during 1994 and increasing $110,000 during 1993. Much of the decrease in noninterest income during 1994 had been due to this decrease in gains on sale of loans. Other income for 1995 was virtually flat, it had decreased by $250,000 during 1994. A major portion of that decrease is due to reduced insurance premium income of $118,000 caused by lower market penetration in the direct consumer lending area. During 1993, the insurance premium income had increased by $311,000.

     Noninterest expense increased $153,000 in 1995, $929,000 in 1994 and $1,833,000 during 1993. The salaries and employee benefits expense for 1995 increased $557,000 from the prior year. For 1994 and 1993 the increases over prior year for salaries and employee benefits was $1,216,000 and $1,463,000, respectively. The increase in noninterest expense for 1995 was not as large as it might have been due to a substantial reduction in FDIC premiums in 1995 from the prior year of $754,000.

     The income tax provision for 1995 and 1994 increased by $278,000 and $426,000, respectively, mainly due to improved pretax income. The 1993 income tax provision had decreased by $156,000 due to an increase in the amount of tax-exempt interest earned during the year.

     Results of operations can be measured by various ratio analyses. Two widely recognized performance indicators are return on equity and return on assets. As indicated by the table of consolidated selected financial data, the Company's return on equity before accounting changes was 11.35%, up from the 11.30% during 1994 and the 10.47% achieved during 1993. The return on assets before accounting changes for 1995 increased to 1.13%, up from the levels of 1.07% in 1994 and
 .91% in 1993. The Company's 1993 return on equity and return on assets after accounting changes were 8.70% and .75%, respectively. Management believes that the Company's fundamental operations have been improving, as the results of the last three years have shown.

ACCOUNTING CHANGES

The Company was required to adopt new accounting rules for postretirement benefits and income taxes as of January 1, 1993. The combined impact of the adoption of these rules was a one-time net income reduction of $1,198,000. For further information on these accounting changes, see Note B to the Consolidated Financial Statements on pages 26 and 27.

EFFECTS OF INFLATION

The impact of inflation on the reported earnings of financial institutions is principally related to the possible understatement of depreciation charges for fixed asset values. Inflation, however, does have an important impact on the growth of total assets and the resulting need to increase equity capital. Management recognizes the need to control growth and to maintain a reasonable dividend policy to allow for the adequate internal growth of capital.


CONSOLIDATED STATEMENTS OF INCOME
($ -- in thousands, except per share data)

YEAR ENDED DECEMBER 21                                                                     1995             1994              1993
Interest income:
   Loans, including fees                                                              $  53,297         $ 47,504         $  46,114
   Short-term investments                                                                 1,216              877             2,676
   Investment securities:
      Taxable                                                                             6,680            6,759             7,260
      Tax-exempt                                                                          1,300            1,604             1,084
----------------------------------------------------------------------------------------------------------------------------------
        TOTAL INTEREST INCOME                                                            62,493           56,744            57,134

Interest expense:
   Deposits                                                                              23,917           19,223            22,382
   Borrowings                                                                                96               38                62
----------------------------------------------------------------------------------------------------------------------------------
        TOTAL INTEREST EXPENSE                                                           24,013           19,261            22,444
----------------------------------------------------------------------------------------------------------------------------------
        NET INTEREST INCOME                                                              38,480           37,483            34,690

Provision for loan losses                                                                 1,583            1,121             1,159
----------------------------------------------------------------------------------------------------------------------------------
        NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                              36,897           36,362            33,531

Other income:
   Trust department income                                                                3,754            3,474             3,259
   Fees for other customer services                                                       2,782            2,571             2,363
   Net gains on sale of loans                                                               207              245               716
   Other                                                                                  1,456            1,463             1,713
   Investment securities losses                                                            (127)            (134)              (32)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                          8,072            7,619             8,019
----------------------------------------------------------------------------------------------------------------------------------
                                                                                         44,969           43,981            41,550

Other expenses:
   Salaries and employee benefits                                                        17,453           16,896            15,680
   Net occupancy                                                                          2,445            2,308             2,305
   Furniture and equipment                                                                1,717            1,642             1,587
   Data processing                                                                        1,376            1,617             1,918
   Advertising                                                                            1,128            1,036               857
   FDIC premiums                                                                            797            1,551             1,580
   Single business tax                                                                      581              653               514
   Other                                                                                  7,279            6,920             7,253
----------------------------------------------------------------------------------------------------------------------------------
                                                                                         32,776           32,623            31,694
----------------------------------------------------------------------------------------------------------------------------------
Income before income tax expense and cumulative effect of changes
 in accounting principles                                                                12,193           11,358             9,856
Income tax expense                                                                        3,484            3,206             2,780
----------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of changes in accounting principles                       8,709            8,152             7,076
Cumulative effect of changes in accounting principles                                                                       (1,198)
----------------------------------------------------------------------------------------------------------------------------------
        NET INCOME                                                                    $   8,709         $  8,152          $  5,878
==================================================================================================================================

Per share data:
   Income before cumulative effect of changes in accounting principles                $    1.56         $   1.46           $  1.26
   Cumulative effect of changes in accounting principles                                                                      (.21)
----------------------------------------------------------------------------------------------------------------------------------
   Net income                                                                         $    1.56         $   1.46           $  1.05
==================================================================================================================================


See notes to consolidated financial statements.


CONSOLIDATED BALANCE SHEETS
($ -- in thousands)

DECEMBER 31                                                    1995               1994
ASSETS
   Cash and due from banks                               $   32,143          $  32,378
   Short-term investments:
     Federal funds sold                                      17,350              4,450
     Money market investments                                   297                109
--------------------------------------------------------------------------------------
                                                             17,647              4,559
   Investment securities:
     Available for sale                                     115,194             84,773
     Held to maturity (estimated fair value:
       1995 - $24,269; 1994 - $72,646)                       24,537             75,921

   Loans                                                    560,891            540,841
   Allowance for loan losses                                 (7,589)            (6,701)
--------------------------------------------------------------------------------------
        NET LOANS                                           553,302            534,140

   Premises and equipment                                    22,857             22,695
   Accrued interest receivable                                5,779              5,164
   Other assets                                               6,857              7,943
--------------------------------------------------------------------------------------
        TOTAL ASSETS                                     $  778,316         $  767,573
======================================================================================


LIABILITIES
   Domestic deposits:
     Noninterest bearing                                 $   70,790          $  96,772
     Interest bearing                                       616,364            588,430
--------------------------------------------------------------------------------------
        TOTAL DEPOSITS                                      687,154            685,202
   Accrued interest payable                                   2,836              2,226
   Other liabilities                                          7,341              6,950
--------------------------------------------------------------------------------------
        TOTAL LIABILITIES                                   697,331            694,378


STOCKHOLDERS' EQUITY
   Common stock - no par value:
     Authorized shares - 10,000,000
     Shares issued and outstanding - 5,598,267               18,555             18,555
   Retained earnings                                         62,575             57,113
   Securities valuation                                        (145)            (2,473)
--------------------------------------------------------------------------------------
        TOTAL STOCKHOLDERS' EQUITY                           80,985             73,195
--------------------------------------------------------------------------------------
        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY       $  778,316         $  767,573
======================================================================================


See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF
CHANGES IN STOCKHOLDERS' EQUITY
($ -- in thousands, except per share data)

                                                     COMMON                            RETAINED       SECURITIES
                                                      STOCK           SURPLUS          EARNINGS        VALUATION             TOTAL
BALANCE AT JANUARY 1, 1993                        $   2,799         $  15,756         $  48,334         $   (221)        $  66,668
   Net income for the year                                                                5,878                              5,878
   Conversion of $1 par value common
      stock to no par value                          15,756           (15,756)
   Increase in valuation                                                                                     170               170
   Cash dividends, $.44 per share                                                        (2,459)                            (2,459)
----------------------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1993                         18,555                              51,753              (51)           70,257
   Net income for the year                                                                8,152                              8,152
   Adjustment to beginning balance for
      change in accounting method,
      net of income taxes of $235                                                                            457               457
   Change in unrealized gains and losses, net
      of income tax benefits of $1,509                                                                    (2,930)           (2,930)
   Increase in valuation                                                                                      51                51
   Cash dividends, $.50 per share                                                        (2,792)                            (2,792)
----------------------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1994                         18,555                              57,113           (2,473)           73,195
   Net income for the year                                                                8,709                              8,709
   Net unrealized holding losses on
      securities transferred from the held to
      maturity category to the available for sale
      category, net of income tax benefits of $42                                                            (82)              (82)
   Change in unrealized gains and losses,
      net of income taxes of $1,298                                                                        2,410             2,410
   Cash dividends, $.58 per share                                                        (3,247)                            (3,247)
----------------------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1995                        $18,555         $     --          $  62,575         $   (145)          $80,985
==================================================================================================================================


See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
($ -- in thousands)

YEAR ENDED DECEMBER 31                                                                   1995              1994               1993
OPERATING ACTIVITIES
   Net income                                                                      $    8,709         $   8,152           $  5,878
   Adjustments to reconcile net income to net cash provided by operating activities:
        Origination of mortgage loans held for sale                                   (34,237)          (52,592)          (115,663)
        Proceeds from sale of mortgage loans held for sale                             31,745            49,750            117,536
        Depreciation and amortization                                                   1,805             1,674              1,564
        Provision for loan losses                                                       1,583             1,121              1,159
        Decrease in other real estate                                                     183               979                456
        (Increase) decrease in interest receivable                                       (615)             (439)               678
        Amortization of investment securities premium                                     269               423                531
        Realized gain on sale of loans                                                   (207)             (245)              (716)
        Deferred income tax (credit)                                                     (284)                7               (339)
        Realized investment securities losses                                             127               134                 32
        Increase (decrease) in interest payable                                           610                66               (467)
        Cumulative effect of changes in accounting principles                                                                1,198
        Other                                                                             324             1,050              1,284
----------------------------------------------------------------------------------------------------------------------------------
          NET CASH PROVIDED BY OPERATING ACTIVITIES                                    10,012            10,080             13,131

INVESTING ACTIVITIES
   Net (increase) decrease in short-term investments                                  (13,088)           51,404             42,193
   Net increase in loans                                                              (18,046)          (35,763)           (24,937)
   Purchases of available for sale securities                                         (19,366)          (27,869)
   Proceeds from maturities of held to maturity securities                             18,226            20,501
   Proceeds from maturities of available for sale securities                           11,008            15,114
   Purchases of held to maturity securities                                              (650)          (12,405)
   Proceeds from sale of available for sale securities                                 14,874             4,603
   Purchases of investment securities                                                                                      (91,752)
   Proceeds from maturities of investment securities                                                                        61,843
   Proceeds from sale of investment securities                                                                               7,625
   Purchases of premises and equipment                                                 (1,963)           (3,417)            (4,192)
   Proceeds from sale of premises and equipment                                            53                26                131
----------------------------------------------------------------------------------------------------------------------------------
          NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                             (8,952)           12,194             (9,089)

FINANCING ACTIVITIES
   Net increase (decrease) in deposits                                                  1,952           (17,165)            (5,357)
   Cash dividends                                                                      (3,247)           (2,792)            (2,459)
   Decrease in bank loan                                                                                                    (1,200)
----------------------------------------------------------------------------------------------------------------------------------
          NET CASH USED BY FINANCING ACTIVITIES                                        (1,295)          (19,957)            (9,016)
----------------------------------------------------------------------------------------------------------------------------------
          INCREASE (DECREASE) IN CASH AND DUE FROM BANKS                                 (235)            2,317             (4,974)
   Cash and due from banks at beginning of year                                        32,378            30,061             35,035
----------------------------------------------------------------------------------------------------------------------------------
          CASH AND DUE FROM BANKS AT END OF YEAR                                   $   32,143         $  32,378          $  30,061
==================================================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION:
   Interest paid                                                                   $   23,403         $  19,195          $  22,911
==================================================================================================================================
   Income taxes paid                                                               $    3,444         $   3,650           $  3,021
==================================================================================================================================

NONCASH TRANSACTIONS:
   Investment securities transferred to available for sale                         $   34,299         $  84,833
===============================================================================================================


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All dollar amounts presented in the tables are in thousands, except per share data)

NOTE A - ACCOUNTING POLICIES
Organization: Michigan Financial Corporation (the "Company"), is a bank holding company operating solely in the Upper Peninsula of Michigan. The Company, through its seven member banks and one insurance subsidiary, provides a full range of banking and trust services to nine of the fifteen counties in the Upper Peninsula.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its member banks and insurance subsidiary, all of which are wholly owned. Significant intercompany balances and transactions have been eliminated in preparing the consolidated financial statements.

Use of estimates: In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheets and statements of income. If events occur in a future period which affect the underlying assumptions and estimates, actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for losses on loans and certain factors related to future employee benefits. In connection with the determination of the allowances for losses on mortgage loans receivable and real estate owned, management obtains independent appraisals for significant properties.

Investment Securities: Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. (see also Note D regarding special reclassifications as of December 1, 1995). Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Held to maturity securities are stated at amortized cost.

     Debt securities not classified as held to maturity and marketable equity securities are classified as available for sale. Available for sale securities are stated at fair value, with the unrealized gains and losses, net of taxes, reported in a separate component of stockholders' equity.

     The amortized cost of debt securities classified as held to maturity or available for sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization and interest and dividends are included in interest income from investments. Realized gains and losses, and declines in value judged to be other than temporary are included in net securities losses. The cost of securities sold is based on the specific identification method.

Loan Interest Recognition: Interest income on loans is accrued and credited to operations based on the principal amount outstanding. The accrual of interest income is generally discontinued when a loan becomes 90 days past due as to principal or interest and/or when, in the opinion of management, full collection is unlikely. When interest accruals are discontinued, interest credited to income in the current year is reversed and interest accrued in the prior year is charged to the allowance for loan losses. Management may elect to continue the accrual of interest when the loan is in the process of collection and the fair value of collateral is sufficient to cover the principal balance and accrued interest (cash basis method). Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Loan Fees and Related Costs: Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan's yield. The Company amortizes these amounts over the contractual life of the related loans using a method which approximates the level yield method. Unamortized net deferred amounts are recorded in income when the underlying loans are sold or repaid. Fees related to standby letters of credit are recognized over the commitment period.

Allowance for Loan Losses: The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. The allowance is increased by provisions for loan losses charged against income.

     Beginning in 1995, the Company adopted Financial Accounting Standards Board ("FASB") Statement 114, "Accounting by Creditors for Impairment of a Loan." Statement 114 only applies to the Company's nonhomogeneous loan portfolios including certain commercial, financial and agricultural loans, multifamily and commercial real estate loans and multifamily and commercial real estate construction loans. A nonhomogeneous loan is considered impaired when there is serious doubt about further collectibility of principal and interest, even though the loan is performing. Under the new standard, the 1995 allowance for loan losses related to loans that are identified for evaluation in accordance with Statement 114 is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Prior to 1995, the allowance for loan losses related to these loans was based on undiscounted cash flows or the fair value of the collateral for collateral dependent loans.

     Overall, concentrations of credit for loans and loan commitments are to customers located primarily in the local areas served by the member banks, all of which are in the Upper Peninsula of Michigan.

Premises and Equipment: Land is stated at cost. Buildings, furniture and equipment are stated at cost, less accumulated depreciation. The provisions for depreciation are predominantly computed on the straight-line method over the useful lives of the assets. The estimated useful lives are generally 40 years for buildings and 3 to 10 years for furniture, fixtures and equipment.

Pension Plan: The Company and its member banks have a noncontributory defined benefit pension plan covering all qualified employees who have at least one year of service. Annual costs charged against income are computed using the projected unit credit actuarial cost method.

Per Share Calculations: Earnings per share are based on the weighted average number of shares of common stock and common stock equivalents, if dilutive, outstanding during each year. The weighted average number of shares used was 5,598,267 in 1995, 1994 and 1993.

Cash and Cash Equivalents: For the purpose of presentation in the Statements of Cash Flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions "Cash" and "Cash and Due from Banks." These items have an original maturity of three months or less and are generally due on demand.

Fair Values of Financial Instruments: Disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value is presented in Note M. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Certain financial instruments and all nonfinancial instruments are excluded. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and short-term investments: The carrying amounts reported in the balance sheet for cash and due from banks and short-term investments approximate those assets' fair values.

     Investment securities (including mortgage-backed securities): Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

     Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans (e.g., one-to-four family residential), consumer loan and other loans (e.g., commercial real estate and rental property mortgage loans, commercial and industrial loans, financial institution loans, and agricultural loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

     Off-balance-sheet instruments: Fair values for the Company's off-balance-sheet instruments (lending commitments and standby letters of credit) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing (loan commitments) and discounted cash flow analyses (standby letters of credit). The fair value of these off-balance-sheet items approximates the recorded amounts of the related fees and is not material at December 31, 1995 and 1994.

     Deposits: The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposits approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Pending Accounting Changes: In 1995, the FASB issued Statement 122, "Accounting for Mortgage Servicing Rights, an Amendment of Statement 65". The Company must adopt this new standard no later than the year ending December 31, 1996.

     Statement 122, which must be adopted prospectively, requires the cost of originating mortgage servicing rights to be capitalized separately from the cost of originating a loan when a definitive plan to sell or securitize loans and retain the mortgage servicing rights exists. Once recorded, mortgage servicing rights are amortized in proportion to expected net servicing income. The impact of this statement is dependent on future loan volume levels and other considerations.


NOTE B - ACCOUNTING CHANGES
In March 1995, the FASB issued Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of", which requires impairment losses to be recognized for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets' carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. The Company adopted the provisions of this new standard as of January 1, 1995 without significant effect on the Company's consolidated financial position or its results of operations for the year.

In May 1993, the FASB issued Statement 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company adopted the provisions of the new standard for investments held as of or acquired after January 1, 1994. In accordance with the Statement, prior period financial statements have not been restated to reflect the change in accounting principle. The opening balance of stockholders' equity was increased by $457,000 (net of $235,000 in deferred income taxes) to reflect the net unrealized holding gains on securities classified as available for sale previously carried at amortized cost or lower of cost or market.

     Effective January 1, 1993, the Company adopted FASB Statement 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." This standard, which applies to certain health care and life insurance benefits provided for retired employees, requires that the expected cost of these postretirement benefits be charged to expense in the years the employees render the services necessary to earn their benefits. This was a significant change from the Company's previous policy of recognizing these costs on the cash basis. The Company elected immediate recognition of the accumulated postretirement obligation through a one-time charge to earnings of $1,023,000, net of related tax benefits of $527,000.

     As of January 1, 1993, the Company also adopted FASB Statement 109 "Accounting for Income Taxes." Statement 109 required a change from the deferred method of accounting for income taxes to an asset and liability method. Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The cumulative effect of the change in accounting for income taxes at January 1, 1993, amounted to a $175,000 reduction of net deferred tax assets and a related charge to earnings.

     The following table summarizes the January 1, 1993 effects of these changes in methods of accounting.

                                                                                             Earnings
                                                                            Net Income      Per Share
                                                                              Decrease       Decrease
-----------------------------------------------------------------------------------------------------
Adoption of accounting standard on postretirement benefits,
 net of income tax benefits of $527,000                                       $ (1,023)         $(.18)
Adoption of accounting standard on income taxes                                   (175)          (.03)
-----------------------------------------------------------------------------------------------------
                                                                              $ (1,198)         $(.21)
=====================================================================================================


NOTE C - RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS
Member banks are required to maintain average reserve balances by the Federal Reserve Bank. The amount of those average reserve balances required as of December 31, 1995 was $4,867,000.

NOTE D - INVESTMENT SECURITIES
The following is a summary of available for sale securities and held to maturity securities:


                                                                                    Gross            Gross          Estimated
                                                                 Amortized     Unrealized       Unrealized               Fair
                                                                      Cost          Gains           Losses              Value
-----------------------------------------------------------------------------------------------------------------------------
December 31, 1995                                                                Available for Sale Securities
-----------------------------------------------------------------------------------------------------------------------------
U.S. Treasury and government agencies                           $   75,607         $  334        $    (416)          $ 75,525
Mortgage-backed                                                     34,622            149             (316)            34,455
States and political subdivisions                                    1,298              9              (12)             1,295
Corporate                                                              604             30                                 634
Other                                                                3,285                                              3,285
-----------------------------------------------------------------------------------------------------------------------------
                                                                $  115,416         $  522        $    (744)          $115,194
=============================================================================================================================

                                                                                  Held to Maturity Securities
-----------------------------------------------------------------------------------------------------------------------------
States and political subdivisions                               $   24,537         $  135        $    (403)          $ 24,269
=============================================================================================================================

=============================================================================================================================

                                                                                    Gross            Gross          Estimated
                                                                 Amortized     Unrealized       Unrealized               Fair
                                                                      Cost          Gains           Losses              Value
-----------------------------------------------------------------------------------------------------------------------------
December 31, 1994                                                                Available for Sale Securities
-----------------------------------------------------------------------------------------------------------------------------
U.S. Treasury and government agencies                           $   80,505         $   20        $  (3,491)          $ 77,034
Mortgage-backed                                                      3,704                            (248)             3,456
States and political subdivisions                                      408                             (23)               385
Corporate                                                              704                              (5)               699
Other                                                                3,199                                              3,199
-----------------------------------------------------------------------------------------------------------------------------
                                                                $   88,520         $   20        $  (3,767)          $ 84,773
=============================================================================================================================

                                                                                  Held to Maturity Securities
-----------------------------------------------------------------------------------------------------------------------------
U.S. Treasury and government agencies                           $    4,218                       $     (64)          $  4,154
Mortgage-backed                                                     36,138                          (2,123)            34,015
States and political subdivisions                                   35,565         $   50           (1,138)            34,477
-----------------------------------------------------------------------------------------------------------------------------
                                                                $   75,921         $   50        $  (3,325)          $ 72,646
=============================================================================================================================




     Investment securities with a book value of $8,221,000 were pledged at December 31, 1995 as collateral to secure public deposits and for other purposes.

     On November 15, 1995, the FASB staff issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." In accordance with provisions in that Special Report, the Company chose to reclassify certain securities from held to maturity to available for sale. At December 1, 1995, the date of transfer, the amortized cost of those securities was $34,299,000 and the unrealized loss on those securities was $124,000, which is included in stockholders' equity, net of income tax effect of $42,000.

     During 1995 and 1994 available for sale securities with a fair value at the date of sale of $14,874,000 and $4,603,000, respectively, were sold. The gross realized gains were $0 and $3,000, respectively, and gross realized losses were $127,000 and $137,000, respectively. Proceeds from sales of investments in debt securities during 1993 were $7,625,000. Realized gross gains in 1993 were $131,000 and realized gross losses were $163,000.

     The amortized cost and estimated fair value of investment securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                               Estimated
                                                            Amortized               Fair
                                                                 Cost              Value
----------------------------------------------------------------------------------------
Available for sale:
   Due in one year or less                                 $   17,740          $  17,762
   Due after one year through five years                       59,250             59,160
   Due after five years through ten years                         419                432
   Due after ten years                                            100                100
----------------------------------------------------------------------------------------
                                                               77,509             77,454
   Mortgage-backed securities                                  34,622             34,455
   Equity securities                                            3,285              3,285
----------------------------------------------------------------------------------------
                                                           $  115,416         $  115,194
========================================================================================

                                                                               Estimated
                                                            Amortized               Fair
                                                                 Cost              Value
----------------------------------------------------------------------------------------
Held to maturity:
   Due in one year or less                                 $    6,296          $   6,267
   Due after one year through five years                       15,737             15,600
   Due after five years through ten years                       1,699              1,744
   Due after ten years                                            805                658
----------------------------------------------------------------------------------------
                                                           $   24,537          $  24,269
========================================================================================


NOTE E - LOANS AND THE ALLOWANCE FOR LOAN LOSSES

A summary of loans outstanding follows:

December 31                                                      1995               1994
----------------------------------------------------------------------------------------
Commercial, financial, and agricultural                    $  246,134          $ 248,785
Real estate-mortgage                                          191,066            175,923
Real estate-construction                                       10,095              9,175
Consumer                                                      113,596            106,958
----------------------------------------------------------------------------------------
                                                           $  560,891          $ 540,841
========================================================================================

The following table presents changes in the allowance for loan losses:

Year ended December 31                             1995               1994               1993
---------------------------------------------------------------------------------------------
Balance at beginning of year                  $   6,701         $    6,553         $    5,868
Provision for loan losses                         1,583              1,121              1,159
Recoveries                                          250                296                352
Loans charged-off                                  (945)            (1,269)              (826)
---------------------------------------------------------------------------------------------
Balance at end of year                        $   7,589         $    6,701         $    6,553
=============================================================================================


At December 31, 1995, the recorded investment in loans that are considered to be impaired under FASB Statement 114 was $1,433,000 (of which $1,359,000 was on a nonaccrual basis). Included in this amount is $460,000 of impaired loans for which the related allowance for loan losses is $245,000 and $1,000 of impaired loans that as a result of write-downs do not have an allowance for loan losses. The average recorded investment in impaired loans during the year ended December 31, 1995 was approximately $1,505,000. For the year ended December 31, 1995, the Company recognized interest income on those impaired loans of $21,000, all of which was recognized using the cash basis method of income recognition. Total nonaccrual loans were $2,061,000 and $2,374,000 at December 31, 1995 and 1994, respectively.


NOTE F - RELATED PARTY TRANSACTIONS
Certain directors and executive officers of the Company and its significant member banks, including their immediate families and companies in which they are principal owners, are loan customers of the member banks. Such loans are made in the ordinary course of business at the banks' normal credit terms, including interest rate and collateralization, and do not represent more than a normal risk of collection. The aggregate dollar amount of loans to these 42 persons was $18,815,000 and $20,490,000 at December 31, 1995 and 1994, respectively. During
1995, $4,562,000 of new loans were made and repayments totaled $6,237,000.


NOTE G - PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

December 31                                    1995              1994
---------------------------------------------------------------------
Land                                      $   2,740        $    2,706
Buildings and improvements                   22,769            22,158
Furniture, fixtures and equipment            13,433            13,486
Construction in progress                        720               380
---------------------------------------------------------------------
                                             39,662            38,730
Accumulated depreciation                    (16,805)          (16,035)
---------------------------------------------------------------------
                                          $  22,857        $   22,695
=====================================================================


NOTE H - UNDISTRIBUTED INCOME OF MEMBER BANKS AND INSURANCE SUBSIDIARY AND DIVIDEND LIMITATION

Included in stockholders' equity at December 31, 1995, is undistributed net income of the member banks and insurance subsidiary of $51,468,000 of which $12,377,000 was available at that date for distribution as dividends without the prior approval of regulatory authorities. The remaining amount of net assets of the member banks and insurance subsidiary of $27,257,000 was restricted as to payments to the parent company.

     In 1996, the member banks and insurance subsidiary may pay to the parent company $10,075,000 in dividends in addition to their 1996 net income without obtaining prior approval from regulatory agencies.


NOTE I - EMPLOYEE BENEFIT PLANS
STOCK OPTION PLAN: The Company established a stock option plan in 1994 under which shares of common stock are reserved for the grant of nonincentive stock options to officers and key employees. The plan provides that option prices will not be less than the fair market value of the stock at the grant date. The date on which the options are first exercisable, normally three years from the grant date, is determined by the Personnel Committee of the Board of Directors. The options expire no later than ten years from the grant date.

     In 1994, 47,000 options were granted at a price of $19 per share and in 1995, an additional 47,000 options were granted at a price of $28 per share. At December 31, 1995, none of the options were exercisable and options for 186,000 shares were available for future grant.

PENSION PLAN: The Company and its member banks have a noncontributory defined benefit pension plan covering all qualified employees who have at least one year of service and have attained age twenty one. In addition, prior to 1995 one of the member banks had its own noncontributory defined benefit pension plan covering all qualified employees who had at least one year of service. This plan was merged into the Company's plan as of December 31, 1994. Pension costs charged to operations by the member bank for its previous plan during 1994 and 1993 were immaterial. Benefits are based on years of service and the employee's highest average earnings during any consecutive five year period of employment. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide for benefits attributed to service to date and for benefits expected to be earned in the future.

     The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheets:

December 31                                                                                            1995              1994
-----------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Accumulated benefit obligation, including vested benefits of
    $8,766,000 in 1995 and $6,713,000 in 1994                                                      $  8,922         $   6,835
=============================================================================================================================

Projected benefit obligation for service rendered to date                                          $ 14,401         $  10,635
Plan assets at fair value, primarily U.S. Government and corporate bonds,
 listed stocks and mutual funds                                                                      11,732             9,404
-----------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets                                                 2,669             1,231
-----------------------------------------------------------------------------------------------------------------------------
Unrecognized net loss from past experience different from that assumed
 and effects of changes in assumptions                                                               (1,861)             (144)
Prior service cost not yet recognized in net periodic pension cost                                   (1,233)           (1,333)
Unrecognized net asset at January 1 being recognized over 20 years                                      525               577
-----------------------------------------------------------------------------------------------------------------------------
Accrued pension cost                                                                               $    100            $  331
=============================================================================================================================

Net pension cost included the following components:


Year ended December 31                                     1995             1994              1993
--------------------------------------------------------------------------------------------------
Service cost--benefits earned during the year          $    595         $    759        $      595
Interest cost on projected benefit obligation               880              789               681
Actual return on plan assets                             (1,985)             258              (294)
Net amortization and deferral                             1,097           (1,003)             (385)
--------------------------------------------------------------------------------------------------
Net pension cost                                       $     587         $    803       $      597
==================================================================================================

Assumptions used in the accounting were:

December 31                                            1995             1994              1993
----------------------------------------------------------------------------------------------
Weighted average discount rate                        7.25%            8.50%             7.00%
Rate of increase in future compensation levels        6.00%            6.00%             6.00%
Expected long-term rate of return on plan assets      9.00%            9.00%             9.00%


EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN: Prior to 1995, the Company and its member banks also had a noncontributory qualified Employee Stock Ownership Plan
(ESOP) covering all qualified employees who had at least one year of service and had attained age twenty one. Contributions to the ESOP, which were expensed to operations during the year accrued, were made on a discretionary basis and amounted to $100,000 in 1994 and $91,000 in 1993.

As of January 1, 1995, the plan was amended and restated as a contributory qualified Employee Savings and Stock Ownership Plan (KSOP) which functions as an ESOP/401(k) plan. During 1995, employees could contribute up to 4% of their compensation and the Company and its member banks matched 25% of the amount of such employee contributions. In addition, each employee could contribute amounts in excess of the 4% limit, up to the lesser of 15% of compensation or federal tax limits, with no Company or member bank participation. The matching contribution formula is determined annually and requires approval of the Company's Board of Directors. For 1995, $82,000 was expensed for this plan. At December 31, 1995, the KSOP owned 95,741 shares of the outstanding common stock of the Company.


NOTE J - POSTRETIREMENT BENEFIT PLAN
The Company and its member banks provide certain health care and life insurance benefits for retired employees through an unfunded plan. Substantially all employees who retired on or before December 31, 1994 became eligible for these benefits provided they reached age 65 with at least ten years of credited service while still working for the Company or a member bank. Substantially all employees retiring after 1994 will be provided life insurance benefits and will be allowed to participate in the health care plan provided they reach age 65 with at least 15 years of credited service after age 45 while still working for the Company or a member bank. These and similar benefits for active employees are provided through insurance companies whose premiums are based on the benefits paid during the year.

     The following table presents the postretirement benefit plan's unfunded status reconciled with amounts recognized in the Company's consolidated balance sheets:

December 31                                           1995            1994
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
   Retirees                                       $  1,194          $  812
   Fully eligible active plan participants              38             233
   Other active plan participants                      242             318
--------------------------------------------------------------------------------
Total unfunded obligation                            1,474           1,363
Unrecognized prior service cost                         97             (31)
Unrecognized net gain                                  136             309
--------------------------------------------------------------------------------
Accrued postretirement benefit cost               $  1,707        $  1,641
================================================================================


Net periodic postretirement benefit cost included the following components:

Year ended December 31                                1995             1994            1993
-------------------------------------------------------------------------------------------
Service cost                                      $     41         $     49        $     51
Interest cost                                          117              104             108
Amortization and deferral                               (5)
Other                                                                    30             (30)
-------------------------------------------------------------------------------------------
Net periodic postretirement benefit cost          $    153         $    183        $    129
===========================================================================================


     The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 8.5% at December 31, 1995 and 1994 respectively. The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is 10.31% for 1996 (11.01% for 1995) and is assumed to decrease uniformly each year to 7% by the year 2005 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 and 1994 by 10.16% and 10.68%, respectively, and the aggregate of the service and interest cost components of net periodic postretirement benefit for 1995 by 14.16%.

NOTE K - INCOME TAX
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities recorded in the Company's consolidated balance sheets are as follows:

December 31                                             1995            1994
----------------------------------------------------------------------------
Deferred tax assets:
   Book over tax loan losses                       $   2,580        $  2,201
   Postretirement benefit obligation                     574             534
   Deferred compensation and director fees               464             384
   Unrealized gains and losses                            78           1,274
   Other                                                 527             503
----------------------------------------------------------------------------
                                                       4,223           4,896
----------------------------------------------------------------------------
Deferred tax liabilities:
   Tax over book depreciation                            973             833
   Other                                                 242             231
----------------------------------------------------------------------------
                                                       1,215           1,064
----------------------------------------------------------------------------
    Net deferred tax assets                        $   3,008        $  3,832
============================================================================


Income tax expense is composed of the following amounts:

Year ended December 31                                                     1995              1994           1993
----------------------------------------------------------------------------------------------------------------
Currently payable                                                     $   3,768         $   3,199       $  3,119
Deferred tax (credit)                                                      (284)                7           (339)
----------------------------------------------------------------------------------------------------------------
Income tax on income before income tax                                    3,484             3,206          2,780
Deferred credit on cumulative effect of adoption of new
 accounting standard for postretirement benefits                                                            (527)
Cumulative effect of change in accounting standard for income taxes                                          175
----------------------------------------------------------------------------------------------------------------
                                                                      $   3,484         $   3,206       $  2,428
================================================================================================================

     Applicable income tax credits on investment securities losses amounted to $44,000, $46,000 and $11,000 in 1995, 1994 and 1993, respectively, and are included in income tax expense. The components of income tax expense for 1994 and 1993 have been reclassified to reflect the tax returns as filed.

     The reasons for the difference between income tax expense and the amount computed by applying the statutory federal income tax rate to income before income tax are as follows:

Year ended December 31                                               1995              1994            1993
-----------------------------------------------------------------------------------------------------------
Income before income tax and cumulative effect of changes
 in accounting principles                                       $  12,193         $  11,358        $  9,856
===========================================================================================================
Federal income tax computed at 35% in 1995
 and 34% in 1994 and 1993                                       $   4,268         $   3,862        $  3,351
Add (deduct) effect of:
   Tax-exempt bond and loan interest income                          (757)             (869)           (715)
   Other items-net                                                    (27)              213             144
-----------------------------------------------------------------------------------------------------------
Income tax expense on income before income tax                      3,484             3,206           2,780
Income tax benefit (net) of cumulative effect of changes
 in accounting principles                                                                              (352)
-----------------------------------------------------------------------------------------------------------
                                                                $   3,484         $   3,206        $  2,428
===========================================================================================================


NOTE L - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
Loan commitments are made to accommodate the financial needs of customers of the member banks. Standby letters of credit commit the banks to make payments on behalf of customers when certain specified future events occur. Both arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to normal credit policies. Collateral is obtained based on management's credit assessment of the customer.

     The maximum exposure to credit loss for unfunded loans and unused lines of credit, substantially all of which are at adjustable rates of interest, and standby letters of credit outstanding at December 31, 1995 follows:

                                  Loan            Standby
Expiration Date            Commitments  Letters of Credit
---------------------------------------------------------
1996                        $   83,984        $     5,216
1997                             8,214              1,555
1998                               431              1,551
1999                             1,205                162
2000                               283                163
Thereafter                       2,079                 70
---------------------------------------------------------
                            $   96,196        $     8,717
=========================================================


NOTE M - FAIR VALUES OF FINANCIAL INSTRUMENTS
The estimated fair values of the Company's financial instruments are as follows:

                                                               December 31, 1995                        December 31, 1994
-----------------------------------------------------------------------------------------------------------------------------
                                                         Carrying               Fair              Carrying               Fair
                                                           Amount              Value                Amount              Value
-----------------------------------------------------------------------------------------------------------------------------
Financial assets:
   Cash and short-term investments                     $   49,790         $   49,790            $   36,937          $  36,937
   Investment securities -
     Available for sale                                   115,194            115,194                84,773             84,773
     Held to maturity                                      24,537             24,269                75,921             72,646
   Loans, less allowance                                  553,302            568,769               534,140            545,537



Financial liabilities:
   Deposits                                            $  687,154         $  694,853            $  685,202         $  691,930


NOTE N - MICHIGAN FINANCIAL CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION

                            CONDENSED BALANCE SHEETS

December 31                                                    1995              1994
-------------------------------------------------------------------------------------
ASSETS
   Cash                                                    $  1,685          $    983
   Investment in member banks                                77,279            70,207
   Investment in nonbank subsidiary                           1,673             1,402
   Premises and equipment                                     1,762             1,972
   Other assets                                                 703               753
-------------------------------------------------------------------------------------
TOTAL ASSETS                                                $83,102         $  75,317
=====================================================================================

LIABILITIES
   Accrued expenses and other liabilities                  $  2,117         $   2,122

-------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY                                         80,985            73,195
-------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $ 83,102         $  75,317
=====================================================================================


                         CONDENSED STATEMENTS OF INCOME

Year ended December 31                                               1995             1994              1993
--------------------------------------------------------------------------------------------------------------
Income:
   Dividends from member banks                                    $   5,500         $  4,300          $  3,200
   Fees from member banks                                             4,690            1,851             2,122
   Interest from member banks                                            18               24                41
   Other                                                                 21               10                 7
--------------------------------------------------------------------------------------------------------------
                  TOTAL INCOME                                       10,229            6,185             5,370
Expenses:
   Salaries and employee benefits                                     2,927            1,201               954
   Data processing                                                    1,167            1,400             1,714
   Interest                                                              36
   Other operating expenses                                           1,794              847               649
--------------------------------------------------------------------------------------------------------------
                  TOTAL EXPENSES                                      5,924            3,448             3,317
--------------------------------------------------------------------------------------------------------------
Income before income tax, equity in undistributed net
   income of member banks and insurance subsidiary and
   cumulative effect of changes in accounting principles              4,305            2,737             2,053
Income tax credit                                                      (389)            (502)             (391)
--------------------------------------------------------------------------------------------------------------
Income before equity in undistributed net income of member
   banks and insurance subsidiary and cumulative effect of
   changes in accounting principles                                   4,694            3,239             2,444
Equity in undistributed net income of:
   Member banks                                                       3,841            4,723             4,467
   Insurance subsidiary                                                 174              190               165
--------------------------------------------------------------------------------------------------------------
Income before cumulative effect of changes in accounting principles   8,709            8,152             7,076
Cumulative effect of changes in accounting principles                                                   (1,198)
--------------------------------------------------------------------------------------------------------------
                  NET INCOME                                      $   8,709         $  8,152          $  5,878
==============================================================================================================

                       CONDENSED STATEMENTS OF CASH FLOWS

Year ended December 31                                                                1995             1994              1993
------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income                                                                    $   8,709         $  8,152           $  5,878
   Adjustments to reconcile net income to net cash provided by operating activities:
         Undistributed earnings of member banks and insurance subsidiary            (4,015)          (4,913)           (4,632)
         Cumulative effect of changes in accounting principles                                                          1,198
         Depreciation and amortization                                                 205               48                44
         Deferred income tax (credit)                                                   10              (21)              (24)
         Other                                                                         266               49               263
------------------------------------------------------------------------------------------------------------------------------
              NET CASH PROVIDED BY OPERATING ACTIVITIES                              5,175            3,315             2,727
INVESTING ACTIVITIES
   Investment in member bank                                                        (1,000)                              (500)
   Purchases of premises and equipment                                                (267)          (1,635)
   Proceeds from sale of premises and equipment                                         15                3                 2
   Payments received on land contract for sale of assets                                26                2                 3
------------------------------------------------------------------------------------------------------------------------------
              NET CASH USED BY INVESTING ACTIVITIES                                 (1,226)          (1,630)             (495)
FINANCING ACTIVITIES
   Cash dividends                                                                   (3,247)          (2,792)           (2,459)
------------------------------------------------------------------------------------------------------------------------------
              NET CASH USED BY FINANCING ACTIVITIES                                 (3,247)          (2,792)           (2,459)
------------------------------------------------------------------------------------------------------------------------------
              INCREASE (DECREASE) IN CASH                                              702           (1,107)             (227)
Cash at beginning of year                                                              983            2,090             2,317
------------------------------------------------------------------------------------------------------------------------------
              CASH AT END OF YEAR                                                $   1,685         $    983          $  2,090
==============================================================================================================================


NOTE O - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
The following is a summary of the quarterly results of operations for the years ended December 31, 1995 and 1994:

                                                                   First            Second            Third            Fourth
                                                                 Quarter           Quarter          Quarter           Quarter
-----------------------------------------------------------------------------------------------------------------------------
1995
Interest income                                                $  14,972         $  15,468         $ 15,955         $  16,098
Net interest income                                                9,490             9,429            9,711             9,850
Provision for loan losses                                            220               307              144               912
Investment securities losses                                         (40)                               (87)
Noninterest income                                                 1,871             2,054            2,012             2,262
Noninterest expense                                                8,373             8,351            8,078             7,974
Income tax expense                                                   746               818            1,033               887
Net income                                                         1,982             2,007            2,381             2,339
Net income per share                                                 .35               .36              .43               .42

1994
Interest income                                                $  13,437         $  13,857         $ 14,567         $  14,883
Net interest income                                                8,686             9,219            9,754             9,824
Provision for loan losses                                            129               170              168               654
Investment securities losses                                                            (6)              (5)             (123)
Noninterest income                                                 1,956             1,965            1,909             1,923
Noninterest expense                                                8,048             8,213            8,234             8,128
Income tax expense                                                   675               823              926               782
Net income                                                         1,790             1,972            2,330             2,060
Net income per share                                                 .32               .35              .42               .37


REPORT OF INDEPENDENT AUDITORS


Board of Directors and Stockholders
Michigan Financial Corporation

We have audited the accompanying consolidated balance sheets of Michigan Financial Corporation, member banks and insurance subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Michigan Financial Corporation, member banks and insurance subsidiary at December 31, 1995 and 1994, and the consolidated results of their operations, and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                  /s/ ERNST & YOUNG LLP

Milwaukee, Wisconsin
January 19, 1996



MANAGEMENT REPORT

Management is responsible for the preparation, content and integrity of all financial information included in this annual report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles.

     The Company maintains a system of internal controls designed to provide reasonable assurance as to the integrity of financial records and the protection of assets. The system of internal controls includes written policies and procedures, proper delegation of authority and organizational division of responsibilities, and the careful selection and training of qualified personnel. In addition, an effective internal audit function periodically tests the system of internal controls.

     Management recognizes that the cost of a system of internal controls should not exceed the benefits derived and that there are inherent limitations to be considered in the potential effectiveness of any system. However, management believes that the system of internal controls provides reasonable assurances that financial transactions are recorded properly to permit the preparation of reliable financial statements.

     The Audit Committee of the Board of Directors is composed of outside directors and has the responsibility for the recommendation of the independent auditors for the Company. The committee meets regularly with the independent auditors and internal auditors to review the scope of their audits and audit reports and to discuss any action to be taken. The independent auditors and the internal auditors have free access to the Audit Committee.


/s/ Howard L. Cohodas                       /s/ Kenneth F. Beck
Howard L. Cohodas                           Kenneth F. Beck, CPA
Chairman and President                      Senior Vice President, Treasurer
                                            and Secretary

Marquette, Michigan
January 19, 1996

INVESTOR INFORMATION

EXECUTIVE OFFICES
101 West Washington St. P.O. Box 10
Marquette, Michigan 49855
Telephone 906/228-6940

STOCK TRANSFER AGENT
Norwest Bank Minnesota, N.A.,
Stock Transfer Department
161 North Concord Exchange P.O. Box 738
South St. Paul, Minnesota 55075-0738

LEGAL COUNSEL
Foster, Swift, Collins & Smith, P.C.
313 South Washington Square
Lansing, Michigan 48933-2193

INDEPENDENT AUDITORS
Ernst & Young LLP
111 E. Kilbourn Avenue Suite 900
Milwaukee, Wisconsin 53202

ANNUAL MEETING
The annual stockholders' meeting will be held on Tuesday, April 30, 1996 at the Ramada Inn, 412 West Washington Street, Marquette, Michigan at 1:30 p.m. local time.

     Management urges all stockholders to vote their shares so they may participate in the important decisions that will be made at this meeting.

MARKET MAKERS
The following firms are currently the primary market makers for Michigan Financial Corporation stock:

Robert W. Baird & Co., Inc.
First of Michigan Corporation
Herzog, Heine, Geduld, Inc.
John G. Kinnard & Co., Inc.
Paine Webber Inc.
Roney & Company


FORM 10-K
Copies of the Company's annual Form 10-K report filed with the Securities and Exchange Commission may be obtained without charge by written request to Kenneth
F. Beck, Secretary.

DIVIDEND REINVESTMENT PLAN
Stockholders may acquire additional stock in the Company free of service fees and brokerage commissions by automatic reinvestment of their dividends. For further information, please contact:

Norwest Bank Minnesota, N.A.,
Stock Transfer Department
161 North Concord Exchange, P.O. Box 738
South St. Paul, Minnesota  55075-0738
800/468-9716 or 612/450-4064

MARKET PRICE AND DIVIDEND INFORMATION

                   Dividends Paid
                      Per Share    High       Low      Close
---------------------------------------------------------------
1994
First quarter           $ .125   $ 14.63   $  13.00   $ 13.63
Second quarter            .125     16.50      13.00     16.50
Third quarter             .125     19.25      15.50     19.25
Fourth quarter            .125     20.00      17.50     19.00

1995
First quarter           $ .145   $ 21.00   $  18.00   $ 19.50
Second quarter            .145     21.75      19.50     21.75
Third quarter             .145     25.50      20.50     24.75
Fourth quarter            .145     29.00      24.50     28.38

The Company's common stock trades on The Nasdaq Stock Market under the symbol MFCB. Stock price quotations can be found in major daily newspapers and in The Wall Street Journal. The range of high and low prices for the eight quarters ended December 31, 1995 is shown above, along with the closing prices. All amounts have been adjusted to reflect the two-for-one stock split effective October 20, 1994.

     At December 31, 1995, there were 5,598,267 shares outstanding and approximately 1,830 stockholders of record. Inasmuch as many stockholders retain their shares in "street name," the number of individual stockholders is larger than the number of registered stockholders.



                                    PAGE 40