Form 10-K, Exhibit 13
period 1996-12-31
MICHIGAN FINANCIAL CORP
filed 1997-03-21
CIK 65637


                      CONSOLIDATED SELECTED FINANCIAL DATA
                 (Amounts in thousands, except per share data)

--------------------------------------------------------------------------------------------------------------------
                                       1996           1995          1994           1993          1992          1991

SUMMARY OF OPERATIONS
Net interest income               $  39,199      $  38,480     $  37,483     $   34,690     $  34,522     $  32,269
Provision for loan losses             1,929          1,583         1,121          1,159         1,315         1,915
Noninterest income                    9,547          8,072         7,619          8,019         6,603         5,778
Noninterest expenses                 33,078         32,776        32,623         31,694        29,861        27,345
Income tax expense                    4,106          3,484         3,206          2,780         2,936         2,528
Net operating income                  9,633          8,709         8,152          7,076         7,013         6,259
Accounting changes                                                               (1,198)
Net income                            9,633          8,709         8,152          5,878         7,013         6,259
--------------------------------------------------------------------------------------------------------------------


PER SHARE DATA
Net operating income              $    1.72      $    1.56     $    1.46     $     1.26     $    1.26     $    1.13
Net income                             1.72           1.56          1.46           1.05          1.26          1.13
Cash dividends                          .69            .58           .50            .44           .38           .34
Stockholders' equity                  15.47          14.47         13.07          12.55         11.91         11.07
--------------------------------------------------------------------------------------------------------------------


YEAR END BALANCES
Total assets                      $ 789,353      $ 778,316     $ 767,573     $  781,155     $ 782,613     $ 768,032
Investment securities               120,621        139,731       160,694        164,942       144,021       143,630
Loans receivable                    598,623        560,891       540,841        502,964       479,658       476,098
Deposits                            676,108        687,154       685,202        702,367       707,720       698,315
Debt                                 16,015                                                     1,200
Stockholders' equity                 86,613         80,985        73,195         70,257        66,668        61,560
--------------------------------------------------------------------------------------------------------------------


STATISTICAL SUMMARY (PERCENTAGES)
Return on average
 total assets*                         1.24%          1.13%         1.07%           .91%          .91%          .83%
Return on average
 stockholders' equity*                11.63          11.35         11.30          10.47         11.03         10.70
Dividend payout ratio*                40.12          37.18         34.25          34.92         30.16         30.09
Average stockholders' equity
 to average total assets              10.66           9.94          9.44           8.65          8.24          7.78
--------------------------------------------------------------------------------------------------------------------


REGULATORY CAPITAL RATIOS
Total risk-based capital              15.83%         15.56%        14.94%         14.68%        14.80%        14.34%
Tier 1 risk-based capital             14.58          14.31         13.73          13.43         13.60         13.09
Leverage ratio                        11.12          10.46          9.88           9.05          8.66          8.05
--------------------------------------------------------------------------------------------------------------------

* Before accounting changes







MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


---------------------------------------------------------------------------------------------------------------------
SOURCES AND USES OF FUNDS TRENDS             1996                                   1995                        1994
                               AVERAGE     INCREASE (DECREASE)         AVERAGE    INCREASE (DECREASE)        AVERAGE
---------------------------------------------------------------------------------------------------------------------
(AMOUNTS IN THOUSANDS)         BALANCE       AMOUNT          %         BALANCE      AMOUNT          %        BALANCE
---------------------------------------------------------------------------------------------------------------------
FUNDING SOURCES:
Demand deposits-
   Noninterest bearing       $  68,492     $ (4,109)      (5.7)      $  72,601    $(15,887)     (18.0)      $ 88,488
   Interest bearing            133,639       15,880       13.5         117,759      24,085       25.7         93,674
Savings deposits               165,152      (24,312)     (12.8)        189,464     (40,202)     (17.5)       229,666
Time deposits                  311,241        8,293        2.7         302,948      32,664       12.1        270,284
Short-term borrowings            4,465        3,480        NMF             985         206       26.4            779
Other debt                                     (415)    (100.0)            415         415        NMF
Other                           38,431        5,899       18.1          32,532       8,004       32.6         24,528
---------------------------------------------------------------------------------------------------------------------
       Total sources         $ 721,420     $  4,716        0.7       $ 716,704     $ 9,285        1.3       $707,419
=====================================================================================================================

FUNDING USES:
Loans                        $ 575,115     $ 27,851        5.1       $ 547,264     $31,854        6.2       $515,410
Taxable investment
 securities                    110,710       (8,440)      (7.1)        119,150     (11,727)      (9.0)       130,877
Tax-exempt
 investment securities          21,861       (7,604)     (25.8)         29,465      (8,501)     (22.4)        37,966
Federal funds sold              13,460       (7,144)     (34.7)         20,604       2,393       13.1         18,211
Interest bearing deposits
 in other banks                      7           (7)     (50.0)             14        (149)     (91.4)           163
Other short-term
 investments                       267           60       29.0             207      (4,585)     (95.7)         4,792
---------------------------------------------------------------------------------------------------------------------
       Total uses            $ 721,420     $  4,716        0.7       $ 716,704     $ 9,285        1.3       $707,419
=====================================================================================================================



[BAR GRAPH]

NET INCOME
(In Millions of Dollars)

 1992   1993   1994   1995   1996
 ----   ----   ----   ----   ----
$7.01  $5.88  $8.15  $8.71  $9.63


[BAR GRAPH]

NET INTEREST INCOME
(In Millions of Dollars)


 1992   1993   1994   1995   1996
 ----   ----   ----   ----   ----
$34.5  $34.7  $37.5  $38.5  $39.2


[BAR GRAPH]

Net Income Per Share
(In Millions of Dollars)


 1992   1993   1994   1995   1996
 ----   ----   ----   ----   ----
$1.26  $1.05  $1.46  $1.56  $1.72



FINANCIAL CONDITION

The Company functions as a financial intermediary, along with its seven member banks, and as such its financial condition should be examined in terms of trends in its sources and uses of funds. The comparison of average balances shown above indicates how the Company has managed its sources and uses of funds.

   As the primary source of funds, aggregate average deposits decreased by $4,248,000, or .6%, in 1996 after increasing by $660,000, or .1%, in 1995.
Although total deposits decreased slightly for 1996, there was significant movement within the different categories of deposits. There was a continued switch between noninterest bearing deposits and interest bearing deposits as the Company continued to promote the line of deposit products which had been introduced in 1995 featuring the interest bearing "Right Account." The greatest volume decrease was in the savings area and part of this can be attributed to the expanding use of in house brokerage services and cash management accounts. The use of these fee-based customer services facilitates deposit transfers to money market and mutual funds. Savings were also moved by depositors to the time deposit area as rates in that area became more attractive. Both savings and time deposits continue to be major sources of funds for the Company. Included in the time deposits category are $34.1 million in jumbo certificates of deposit. The Company's use of jumbo certificates is discussed in the "Liquidity and Interest Rate Sensitivity Management" section.

   At various times during the past three years, some of the member banks purchased federal funds. These purchases may or may not continue in the future.

   The Company entered into a short-term borrowing arrangement with an unaffiliated bank in March of 1995 which was paid off in November of 1995. There are no plans to resume this activity.

   The Company's primary use of funds traditionally is in the lending area. Funds not required to meet loan demand are invested in other earning assets. Average outstanding loans during 1996 increased by $27.9 million or 5.1%, after increasing $31.9 million or 6.2% in 1995.

   The increase in loans caused the aggregate of all other earning assets, representing alternative uses of funds, to decrease by $23.1 million, or 13.7% in 1996 and by $22.6 million, or 11.8% in 1995. Any excess funds generated during the period were mainly used to increase federal funds sold.

   In addition to the above trends in the sources and uses of funds, the Company services loans for outside agencies, primarily the Federal Home Loan Mortgage Corporation ("Freddie Mac"). At the end of 1996 the volume of Freddie Mac loans sold with servicing being retained and without recourse was $213 million. The comparable figure for 1995 was $199 million. The ability of the Company to sell these loans in large block amounts enables it to more effectively manage its funding operations.


[BAR GRAPH]

EQUITY CAPITAL AT YEAR END
(In Millions of Dollars)

                             1992   1993   1994   1995   1996
                             ----   ----   ----   ----   ----
Equity Capital              $66.7  $70.3  $73.2  $81.0  $86.6
Percentage of Total Assets   8.52%  8.99%  9.54% 10.41% 10.97%



[BAR GRAPH]

EARNINGS AND DIVIDENDS
PER SHARE*

              1992   1993   1994   1995   1996
              ----   ----   ----   ----   ----
Earnings     $1.26  $1.26  $1.46  $1.56  $1.72
Dividends    $ .38  $ .44  $ .50  $ .58  $ .69


* Before Accounting Changes



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

   Marketable investment securities, particularly those of shorter maturities, are the principal source of asset liquidity along with the Company's excess funds position at any given time. Securities maturing in one year or less had a carrying value of $16,775,000 at December 31, 1996, down from the $24,058,000 at December 31, 1995. The Company decreased its holdings of mortgage-backed securities to $26,828,000 at December 31, 1996 from $34,455,000 at December 31, 1995. Other types of short-term assets such as federal funds sold and money market investments are additional sources of liquidity. At December 31, 1996 the Company's position in short-term investments amounted to $285,000, down substantially from the $17,647,000 at the end of 1995.

   Historically, the Company's liquidity has been enhanced by a significant concentration of core deposits. However, there has been a continuing change in the deposit base over the last several years so that less stable short-term funding sources such as large denomination time deposits, money market certificates and federal funds purchased have also been used. The ability to acquire these funds as needed assists the Company in its management of liquidity. This necessitates having the ability to meet market interest rate levels at the time the funds are acquired and involves maintenance of an appropriate maturity distribution of purchased funds.

   The following table shows a comparison of the maturity distribution of jumbo certificates of deposit (those in amounts of $100,000 or more) for each of the last three years and also compares them as a percentage of total deposits outstanding. These certificates can be more expensive than traditional sources of deposits since availability is dependent upon market supply and demand.


                                                            DECEMBER 31,
      (IN THOUSANDS)                                1996         1995         1994
------------------------------------------------------------------------------------
      Maturing in:
         3 months or less                       $ 12,914     $ 10,956     $  8,100
         Over 3 through 6 months                   7,992        9,135        5,323
         Over 6 through 12 months                  7,156        7,769        4,250
         Over 12 months                            9,119       11,013       11,154
------------------------------------------------------------------------------------
                                                $ 37,181     $ 38,873     $ 28,827
====================================================================================
      As a percent of deposits                     5.50%        5.66%        4.21%
====================================================================================



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

   The following table presents information for the Company relative to the maturity structure for total interest bearing assets and liabilities at December 31, 1996.

                                                            OVER 3          TOTAL         OVER 1
                                           3 MONTHS        THROUGH         WITHIN        THROUGH          OVER
      (IN THOUSANDS)                        OR LESS      12 MONTHS         1 YEAR        5 YEARS       5 YEARS
---------------------------------------------------------------------------------------------------------------
      Loans                              $  175,143     $   66,756     $  241,899      $ 312,283     $  44,441
      Investment securities                   5,159         11,616         16,775         71,649         5,369
      Mortgage-backed securities              1,531          6,639          8,170         13,928         4,730
      Other assets                              285             -             285             -             -
---------------------------------------------------------------------------------------------------------------
      Rate sensitive assets                 182,118         85,011        267,129        397,860        54,540
      Deposits:
         $100,000 or more                    12,914         15,148         28,062          9,119            -
         Other time                          57,114         91,188        148,302        124,160            -
         Savings                            292,100             -         292,100             -             -
      Other liabilities                      16,015             -          16,015             -             -
---------------------------------------------------------------------------------------------------------------
      Rate sensitive liabilities            378,143        106,336        484,479        133,279            -
---------------------------------------------------------------------------------------------------------------
      Interest rate sensitivity
       gap-period                        $ (196,025)    $  (21,325)    $ (217,350)     $ 264,581     $  54,540
===============================================================================================================
      Interest rate sensitivity
       gap-cumulative                                   $ (217,350)    $ (217,350)     $  47,231     $ 101,771
===============================================================================================================


Positive gap is the excess of assets which can be repriced by maturity within a specified time frame over interest bearing liabilities of similar maturity. The Company has focused on the imbalance of financing fixed rate assets with rate sensitive liabilities in an effort to manage its immediate gap, and avoid fluctuations in earnings during periods of volatile interest rates. A negative gap position favors the Company's operating results during periods of declining interest rates but has an unfavorable impact during periods of rising rates. The Company's current gap within one year is a negative $217 million at December 31, 1996.

   Included in the $484,479,000 of rate sensitive liabilities indicated as maturing within one year are $292,100,000 of NOW, savings and money market deposits which do not reprice in the same proportion as rate sensitive assets. If core deposits of $192,620,000 consisting of NOW and savings deposits were not included as rate sensitive liabilities, the Company's negative gap would be less than $25 million or less than four percent of earning assets.


[BAR GRAPH]

NET INTEREST INCOME
(In Millions of Dollars)

                          1992   1993   1994   1995   1996
                          ----   ----   ----   ----   ----
INTEREST INCOME          $63.2  $57.1  $56.7  $62.5  $63.7
NET INTEREST INCOME      $34.5  $34.7  $37.5  $38.5  $39.2


CAPITAL RESOURCES

Total equity growth has surpassed total asset growth over the past several years and amounted to 6.9% in 1996, 10.6% in 1995, and 4.2% in 1994. The equity increase due to operations was $5,768,000, $5,462,000 and $5,360,000 for 1996,
1995 and 1994, respectively. Equity was also impacted by security valuations each of these years. For 1996, equity decreased by $140,000 due to investment security valuations. During 1995 equity increased by $2,328,000 due to security valuations, while 1994 valuations caused equity to decrease by $2,422,000. Stockholders' equity increased from 10.41% of total assets at the end of 1995 to a level of 10.97% at the end of 1996.

   The Company's primary means of maintaining capital adequacy is through internal capital growth. Management has established an objective to increase the rate of this growth. The rate of return on equity times the percent of earnings retained equals the internal capital growth percentage. The following table illustrates this relationship:

                RELATIONSHIP BETWEEN SIGNIFICANT FINANCIAL RATIOS
                                                                         INTERNAL
                           RETURN                 EARNINGS               CAPITAL
                         ON EQUITY                RETAINED                GROWTH
-----------------------------------------------------------------------------------
      1996                  11.63%          X        59.88%        =        6.96%
      1995                  11.35           X        62.82         =        7.13
      1994                  11.30           X        65.75         =        7.43


   Management decided to increase the dividend payout during 1996 for the eighth year in a row while maintaining a minimum rate of internal capital growth of 6.0%. As shown above, the Company achieved an actual rate of 6.96%. Management plans to continue to maintain a minimum 6.0% internal capital growth rate, while providing a dividend payout ratio that is consistent with banking industry standards.

   The ability of the Company to obtain funds for its cash requirements, including the payment of dividends, is largely dependent on the dividends which may be declared by its member banks. At December 31, 1996, the aggregate amount which could be paid to the Company by its member banks and insurance subsidiary as dividends, without obtaining prior approval from bank regulatory agencies, was in excess of $13.7 million. These regulatory restrictions have had no impact, and are expected to have none in the future, on the ability of the Company to meet its cash obligations.

[BAR GRAPH]

ALLOWANCE FOR LOAN LOSSES

                                     1992   1993   1994   1995   1996
                                     ----   ----   ----   ----   ----
Allowance to loans at year end       1.22%  1.30%  1.24%  1.35%  1.40%
Net charge-offs to average loans      .32%   .10%   .19%   .13%   .20%

RESULTS OF OPERATIONS

Net interest income increased by $719,000 in 1996, $997,000 in 1995 and $2,793,000 in 1994 or by 1.9%, 2.7% and 8.1%, respectively. On a fully taxable equivalent basis the annual rates of increase would have been 1.7% in 1996, 2.2% in 1995 and 8.4% in 1994.

   As was discussed earlier, changes in net interest income result from changes in the mix of average earning assets and interest bearing liabilities during a period, as well as from changes in the related yields earned and rates paid. Average balances, yields and rates for the three most recent years are set forth in the following table:


      (Dollars in thousands)                             1996             1995             1994
--------------------------------------------------------------------------------------------------
      Average earning assets                        $ 721,420        $ 716,704        $ 707,419
      Yields earned (fully taxable equivalent)           8.95%            8.84%            8.17%
      Average interest bearing liabilities          $ 614,497        $ 611,571        $ 594,403
      Rates paid                                         3.99%            3.93%            3.24%
      Net yield on earning assets                        5.55             5.49             5.44


   Rates were flat during 1996 after falling the second half of 1995. They had increased steadily during 1994. As discussed above, management of the Company's gap allowed the yield on earning assets to increase by .11%, while allowing rates paid on interest bearing liabilities to increase by only .06%. The result was an increase in net yield for 1996 of .06%. During 1995 the increase in net yield was .05%, due to the increase in average earning assets.

   Average earning assets, interest income, interest expense and net interest income all increased during 1996. This was due to the increase in loans outstanding. For 1995, the increase in net interest income resulted from rising rates and the increase in loans outstanding. Performance at the net interest income level in future periods will still be primarily dependent upon general interest rate developments.

   To lessen the impact of interest rate fluctuations, the Company has increased the volume of single family fixed rate loans sold, as discussed in the "Financial Condition" section. During 1996, over $38 million in loans were sold with the Company retaining servicing rights. The amount of loans sold with retained servicing rights was nearly $32 million during 1995. All of the loans sold are without recourse and as discussed in Note A to the Consolidated Financial Statements, the Company has adopted Financial Accounting Standards Board Statement 122 "Accounting for Mortgage Servicing Rights," effective January 1, 1996. At the end of 1996 and 1995, loans being held for sale amounted to $5.3 million and $4.2 million, respectively. The Company plans to continue this activity in the future but the level of activity will largely depend upon external market factors.

   The provision for loan losses which is charged to operations is based on the growth of the loan portfolio, the amount of the net loan losses incurred and management's estimation of inherent losses based on an evaluation of portfolio risk, collateral value, and certain economic factors. The provision was $1,929,000 in 1996 compared to $1,583,000 in 1995 and $1,121,000 in 1994. Net loan losses were $1,130,000, in 1996, $695,000 in 1995 and $973,000 in 1994. On
a percentage basis the net charge-offs to average loans increased to .20% in 1996 from the levels of .13% in 1995 and .19% in 1994.

   The provision for loan losses is determined by management on an ongoing basis in order to maintain the allowance for loan losses at an adequate level. The allowance at December 31, 1996 stood at $8,388,000 or 1.40% of outstanding loans, compared to $7,589,000 or 1.35% in 1995 and $6,701,000 or 1.24% in 1994.
The amounts provided during any given period are dependent upon management's review process and assessment of the perceived loss exposure in the then outstanding loan portfolio.

   As shown in the following table, management was again able to improve the quality of the loan portfolio during 1996. On a percentage basis, nonperforming loans decreased to .61% of total loans at December 31, 1996, a continued reduction from the previous year end of .65% and a level of .70% in 1994. Coverage of nonperformings by the allowance stood at 231% at year end 1996, up from the 207% coverage level attained in 1995 and the level of 177% in 1994. Management intends to continue in its efforts toward improving the quality of the loan portfolio.

                                                     DECEMBER 31,
      (DOLLARS IN THOUSANDS)                  1996        1995        1994
--------------------------------------------------------------------------------
      Nonaccrual loans                      $1,538      $2,061      $2,374
      Accruing loans past due
       90 days or more                         901         915         830
      Restructured loans                     1,195         694         592
--------------------------------------------------------------------------------
      Total nonperforming loans             $3,634      $3,670      $3,796
================================================================================
      Nonperforming loans/total loans         .61%        .65%        .70%
      Loan loss allowance/
       nonperforming loans                    231%        207%        177%



[BAR GRAPH]

NONPERFORMING LOANS
TO TOTAL LOANS
(As of December 31)

 1992   1993   1994   1995   1996
 ----   ----   ----   ----   ----
  .83%   .72%   .70%   .65%   .61%


[BAR GRAPH]

RETURN ON ASSETS* (ROA)

 1992   1993   1994   1995   1996
 ----   ----   ----   ----   ----
  .91%   .91%  1.07%  1.13%  1.24%

* Before Accounting Changes

   The gross interest income that would have been recorded in 1996 for nonaccrual and restructured loans as of December 31, 1996, assuming interest had been accrued throughout the year in accordance with original terms, is $194,000. The comparable 1995 total for these loan categories was $261,000. The amount of interest income recorded on these loans and included in income was $72,000 in 1996 and $73,000 in 1995. The combined effect of these changes was to lower net interest income in 1996 by $66,000 from the prior year.

   Noninterest income increased $1,475,000 in 1996 after an increase of $453,000 in 1995 and a decrease of $400,000 in 1994. Exclusive of securities losses, it increased $1,434,000 in 1996, increased $446,000 in 1995 and decreased $298,000 in 1994. Nearly one third of the 1996 increase was due to gains from the sale of loans, which were $488,000 higher than during the prior year. The comparable gains had decreased by $38,000 in 1995 and $471,000 in 1994. The large increase in 1996 was primarily due to the adoption of Financial Accounting Standards Board Statement 122 "Accounting for Mortgage Servicing Rights" as of January 1, 1996. See Notes A and F to the Financial Statements for further information about this change. The effect on future noninterest income will be dependent on the level of additional mortgage loans serviced for others, offset by the amortization of loan servicing rights. Noninterest income was also affected by the increase in trust services income of $404,000 in 1996. During 1995 and 1994, trust income had risen $280,000 and $215,000, respectively. Much of the decrease in noninterest income during 1994 had been due to the decrease in gains on sale of loans.

   Noninterest expense increased $302,000 in 1996, $153,000 in 1995 and $929,000 during 1994. The salaries and employee benefits expense for 1996 increased $631,000 from the prior year. For 1995 and 1994 the increases over prior year for salaries and employee benefits was $557,000 and $1,216,000, respectively. The increase in noninterest expense for 1996 was not as large as it might have been due to substantial reductions in FDIC premiums the last two years. The 1996 FDIC premium was down $786,000 from the level of 1995, which had decreased from 1994 by $754,000.

   The income tax provision increased by $622,000, $278,000, and $426,000, respectively, for 1996, 1995, and 1994, mainly due to improved pretax income each year.

   Results of operations can be measured by various ratio analyses. Two widely recognized performance indicators are return on equity and return on assets. As indicated by the table of consolidated selected financial data, the Company's return on equity was 11.63%, up from the 11.35% during 1995 and the 11.30% achieved during 1994. The return on assets for 1996 increased to 1.24%, up from the levels of 1.13% in 1995 and 1.07% in 1994. Management believes that the Company's fundamental operations have been improving, as the results of the last three years have shown.

ISSUED BUT NOT YET ADOPTED ACCOUNTING POLICIES

See Note A to the Consolidated Financial Statements for a discussion of an accounting pronouncement issued by the Financial Accounting Standards Board which the Corporation is not required to implement until periods subsequent to December 31, 1996.

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


CONSOLIDATED STATEMENTS OF INCOME
($ -- in thousands, except per share data)
--------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                                                          1996           1995           1994

Interest income:
   Loans, including fees                                                     $ 55,561       $ 53,297       $ 47,504
   Short-term investments                                                         730          1,216            877
   Investment securities:
      Taxable                                                                   6,489          6,680          6,759
      Tax-exempt                                                                  964          1,300          1,604
--------------------------------------------------------------------------------------------------------------------
        TOTAL INTEREST INCOME                                                  63,744         62,493         56,744
--------------------------------------------------------------------------------------------------------------------

Interest expense:
   Deposits                                                                    24,293         23,917         19,223
   Borrowings                                                                     252             96             38
--------------------------------------------------------------------------------------------------------------------
        TOTAL INTEREST EXPENSE                                                 24,545         24,013         19,261
--------------------------------------------------------------------------------------------------------------------
        NET INTEREST INCOME                                                    39,199         38,480         37,483

Provision for loan losses                                                       1,929          1,583          1,121
--------------------------------------------------------------------------------------------------------------------
        NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                    37,270         36,897         36,362

Noninterest income:
   Trust department income                                                      4,158          3,754          3,474
   Fees for other customer services                                             3,305          2,782          2,571
   Other                                                                        2,170          1,663          1,708
   Net investment securities losses                                               (86)          (127)          (134)
--------------------------------------------------------------------------------------------------------------------
                                                                                9,547          8,072          7,619
--------------------------------------------------------------------------------------------------------------------
                                                                               46,817         44,969         43,981

Noninterest expenses:
   Salaries and employee benefits                                              18,084         17,453         16,896
   Net occupancy                                                                2,523          2,445          2,308
   Furniture and equipment                                                      1,774          1,717          1,642
   Data processing                                                              1,510          1,376          1,617
   Advertising                                                                  1,379          1,128          1,036
   Single business tax                                                            513            581            653
   FDIC premiums                                                                   11            797          1,551
   Other                                                                        7,284          7,279          6,920
--------------------------------------------------------------------------------------------------------------------
                                                                               33,078         32,776         32,623
--------------------------------------------------------------------------------------------------------------------

Income before income tax expense                                               13,739         12,193         11,358
Income tax expense                                                              4,106          3,484          3,206
--------------------------------------------------------------------------------------------------------------------
        NET INCOME                                                           $  9,633       $  8,709       $  8,152
====================================================================================================================

Net income per share                                                         $   1.72       $   1.56       $   1.46


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


CONSOLIDATED BALANCE SHEETS
($ -- in thousands)
--------------------------------------------------------------------------------------------------------------------
DECEMBER 31,                                                                                   1996            1995
ASSETS
   Cash and due from banks                                                                $  38,662       $  32,143
   Short-term investments:
     Federal funds sold                                                                                      17,350
     Money market investments                                                                   285             297

   Investment securities:
     Available for sale                                                                     101,959         115,194
     Held to maturity (fair value:
       1996 - $18,626; 1995 - $24,269)                                                       18,662          24,537

   Loans                                                                                    598,623         560,891
   Allowance for loan losses                                                                 (8,388)         (7,589)
--------------------------------------------------------------------------------------------------------------------
        NET LOANS                                                                           590,235         553,302

   Premises and equipment                                                                    24,679          22,857
   Accrued interest receivable                                                                5,208           5,779
   Other assets                                                                               9,663           6,857
--------------------------------------------------------------------------------------------------------------------
        TOTAL ASSETS                                                                      $ 789,353       $ 778,316
====================================================================================================================


LIABILITIES
   Deposits:
     Noninterest bearing                                                                  $  74,365       $  70,790
     Interest bearing                                                                       601,743         616,364
--------------------------------------------------------------------------------------------------------------------
        TOTAL DEPOSITS                                                                      676,108         687,154

   Federal funds purchased                                                                   16,015
   Accrued interest payable                                                                   2,770           2,836
   Other liabilities                                                                          7,847           7,341
--------------------------------------------------------------------------------------------------------------------
        TOTAL LIABILITIES                                                                   702,740         697,331


STOCKHOLDERS' EQUITY
   Common stock - no par value:
     Authorized shares - 10,000,000
     Shares issued and outstanding - 5,598,267                                               18,555          18,555
   Retained earnings                                                                         68,343          62,575
   Securities valuation                                                                        (285)           (145)
--------------------------------------------------------------------------------------------------------------------
        TOTAL STOCKHOLDERS' EQUITY                                                           86,613          80,985
--------------------------------------------------------------------------------------------------------------------
        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                        $ 789,353       $ 778,316
====================================================================================================================


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
($ -- in thousands, except per share data)

--------------------------------------------------------------------------------------------------------------------
                                                                Common       Retained     Securities
                                                                 Stock       Earnings      Valuation          Total
BALANCE AT JANUARY 1, 1994                                   $  18,555       $ 51,753       $    (51)      $ 70,257
   Net income for the year                                                      8,152                         8,152
   Adjustment to beginning balance for
      change in accounting method,
      net of income taxes of $235                                                                457            457
   Change in unrealized gains and losses, net
      of income tax benefits of $1,509                                                        (2,930)        (2,930)
   Increase in valuation                                                                          51             51
   Cash dividends, $.50 per share                                              (2,792)                       (2,792)
--------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1994                                    18,555         57,113         (2,473)        73,195
   Net income for the year                                                      8,709                         8,709
   Net unrealized holding losses on
      securities transferred from the held to
      maturity category to the available for sale
      category, net of income tax benefits of $42                                                (82)           (82)
   Change in unrealized gains and losses,
      net of income taxes of $1,298                                                            2,410          2,410
   Cash dividends, $.58 per share                                              (3,247)                       (3,247)
--------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1995                                    18,555         62,575           (145)        80,985
   Net income for the year                                                      9,633                         9,633
   Change in unrealized gains and losses,
      net of income tax benefits of $76                                                         (140)          (140)
   Cash dividends, $.69 per share                                              (3,865)                       (3,865)
--------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1996                                 $  18,555       $ 68,343       $   (285)      $ 86,613
====================================================================================================================


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



CONSOLIDATED STATEMENTS OF CASH FLOWS
($ -- in thousands)
--------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                                                        1996            1995            1994
OPERATING ACTIVITIES
   Net income                                                             $   9,633       $   8,709        $  8,152
   Adjustments to reconcile net income to net cash
    provided by operating activities:
        Origination of mortgage loans held for sale                         (39,505)        (34,237)        (52,592)
        Proceeds from sale of mortgage loans held for sale                   38,452          31,745          49,750
        Provision for loan losses                                             1,929           1,583           1,121
        Depreciation and amortization                                         1,880           1,805           1,674
        (Increase) decrease in other real estate                               (963)            183             979
        Realized gain on sale of loans                                         (695)           (207)           (245)
        (Increase) decrease in interest receivable                              571            (615)           (439)
        Amortization of investment securities premium                           188             269             423
        Deferred income tax (credit)                                           (255)           (331)              7
        Realized net investment securities losses                                86             127             134
        Increase (decrease) in interest payable                                 (66)            610              66
        Other                                                                (1,067)            371           1,050
--------------------------------------------------------------------------------------------------------------------
          NET CASH PROVIDED BY OPERATING ACTIVITIES                          10,188          10,012          10,080

INVESTING ACTIVITIES
   Net increase in loans                                                    (37,114)        (18,046)        (35,763)
   Proceeds from maturities of held to maturity securities                   35,483          18,226          20,501
   Purchases of available for sale securities                               (32,041)        (19,366)        (27,869)
   Net (increase) decrease in short-term investments                         17,362         (13,088)         51,404
   Proceeds from sale of available for sale securities                        8,995          14,874           4,603
   Proceeds from maturities of available for sale securities                  6,379          11,008          15,114
   Purchases of premises and equipment                                       (3,853)         (1,963)         (3,417)
   Proceeds from sale of premises and equipment                                 212              53              26
   Purchases of held to maturity securities                                    (196)           (650)        (12,405)
--------------------------------------------------------------------------------------------------------------------
          NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                   (4,773)         (8,952)         12,194

FINANCING ACTIVITIES
   Increase in federal funds purchased                                       16,015
   Net increase (decrease) in deposits                                      (11,046)          1,952         (17,165)
   Cash dividends                                                            (3,865)         (3,247)         (2,792)
--------------------------------------------------------------------------------------------------------------------
          NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                    1,104          (1,295)        (19,957)
--------------------------------------------------------------------------------------------------------------------
          INCREASE (DECREASE) IN CASH AND DUE FROM BANKS                      6,519            (235)          2,317
   Cash and due from banks at beginning of year                              32,143          32,378          30,061
--------------------------------------------------------------------------------------------------------------------
          CASH AND DUE FROM BANKS AT END OF YEAR                          $  38,662       $  32,143        $ 32,378
====================================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION:
   Interest paid                                                          $  24,265       $  23,403        $ 19,195
====================================================================================================================
   Income taxes paid                                                      $   4,581       $   3,444        $  3,650
====================================================================================================================

NONCASH TRANSACTIONS:
   Investment securities transferred to available for sale                $       0       $  34,299        $ 84,833
====================================================================================================================


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All dollar amounts presented in the tables are in thousands, except per share data)

NOTE A - ACCOUNTING POLICIES

ORGANIZATION: Michigan Financial Corporation (the "Company"), is a bank holding company operating solely in the Upper Peninsula of Michigan. The Company, through its seven member banks and one insurance subsidiary, provides a full range of banking and trust services to eight of the fifteen counties in the Upper Peninsula.

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

INVESTMENT SECURITIES: Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date (see also Note C regarding special reclassifications as of December 1, 1995). Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Held to maturity securities are stated at amortized cost.

    Debt securities not classified as held to maturity are classified as available for sale. Available for sale securities are stated at fair value, with the unrealized gains and losses, net of taxes, reported in a separate component of stockholders' equity.

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

MORTGAGE BANKING ACTIVITIES: The Company routinely originates mortgage loans for sale to the secondary market, and sells the loans and retains the right to service them. Effective January 1, 1996 the Company adopted Financial Accounting Standards Board ("FASB") Statement 122, "Accounting for Mortgage Servicing Rights," on accounting for mortgage servicing rights, which requires the cost of rights to service mortgage loans to be capitalized, regardless of whether those rights were acquired through a purchase transaction or through loan origination activities. Prior to adoption of Statement 122, only those loan servicing rights acquired through purchase were required to be capitalized, and the Company had no such activity.

    Beginning in 1996, the total cost of mortgage loans originated with the intent to sell is allocated between the loan servicing right and the mortgage loan without servicing based on their relative fair values at the date of sale. The capitalized cost of loan servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenue. For this purpose, estimated servicing revenues include late charges and other ancillary income. Estimated servicing costs include direct costs associated with performing the servicing function and appropriate allocations of other costs.

    The unamortized cost of loan servicing rights is periodically evaluated for impairment. For purposes of measuring impairment, the mortgage servicing rights are stratified based on the predominant risk characteristic of the underlying loans. These risk characteristics including loan type (conventional or government insured, fixed or adjustable rate), term (15 year or 30 year), and note rate. Impairment represents the amount by which the unamortized cost of an individual stratum exceeds its fair value, and is recognized through a valuation allowance.

    Fair value for individual stratum is based on quoted market prices. Estimates of fair value include assumptions about prepayment, default and interest rates, and other factors which are subject to change over time. Changes in these underlying assumptions could cause the fair value of loan servicing rights, and the related valuation allowance, to change significantly in the future.

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

    Beginning in 1995, the Company adopted FASB Statement 114, "Accounting by Creditors for Impairment of a Loan." Statement 114 only applies to the Company's nonhomogeneous loan portfolios including certain commercial, financial and agricultural loans, multifamily and commercial real estate loans and multifamily and commercial real estate construction loans. A nonhomogeneous loan is considered impaired when there is serious doubt about further collectibility of principal and interest, even though the loan may be performing. Under the new standard, the allowance for loan losses related to loans that are identified for evaluation in accordance with Statement 114 is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Prior to 1995, the allowance for loan losses related to these loans was based on undiscounted cash flows or the fair value of the collateral for collateral dependent loans.

    Overall, concentrations of credit for loans and loan commitments are to customers located primarily in the local areas served by the member banks, all of which are in the Upper Peninsula of Michigan.

PREMISES AND EQUIPMENT: Land is stated at cost. Buildings, furniture and equipment are stated at cost, less accumulated depreciation. The provisions for depreciation are predominantly computed on the straight-line method over the useful lives of the assets. The estimated useful lives are generally 40 years for buildings and 3 to 10 years for furniture, fixtures and equipment. These assets are reviewed for impairment under FASB Statement 121 when events indicate the carrying amount may not be recoverable.

PENSION PLAN: The Company and its member banks have a noncontributory defined benefit pension plan covering all qualified employees who have at least one year of service. Annual costs charged against income are computed using the projected unit credit actuarial cost method.

STOCK COMPENSATION: Expense for employee compensation under stock option plans is based on Accounting Principles Board Opinion 25, with expense reported only if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are provided as if the fair value method of FASB Statement 123 were used for stock-based compensation.

PER SHARE CALCULATIONS: Earnings per share are based on the weighted average number of shares of common stock and common stock equivalents, if dilutive, outstanding during each year. The weighted average number of shares used was 5,598,267 in 1996, 1995 and 1994.

CASH AND CASH EQUIVALENTS: For the purpose of presentation in the Statements of Cash Flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions "Cash" and "Cash and Due from Banks." These items have an original maturity of three months or less and are generally due on demand.

FAIR VALUES OF FINANCIAL INSTRUMENTS: Disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value is presented in Note O. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Certain financial instruments and all nonfinancial instruments are excluded. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

PENDING ACCOUNTING CHANGES: In 1996, the FASB issued Statement 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Statement 125 revises the accounting for transfers of financial assets, such as loans and securities, and for distinguishing between sales and secured borrowings. It is effective for some transactions in 1997 and others in 1998. The statement is not expected to have a material effect on the Company's consolidated financial position or results of operations.

NOTE B - RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

Member banks are required to maintain average reserve balances by the Federal Reserve Bank. The amount of those average reserve balances required as of December 31, 1996 and 1995, respectively, was $5,884,000 and $4,867,000.

NOTE C - INVESTMENT SECURITIES

The following is a summary of available for sale securities and held to maturity securities:


                                                                               GROSS      GROSS
                                                                  AMORTIZED  UNREALIZED  UNREALIZED     FAIR
                                                                     COST      GAINS      LOSSES        VALUE
--------------------------------------------------------------------------------------------------------------------
      DECEMBER 31, 1996                                                   AVAILABLE FOR SALE SECURITIES
--------------------------------------------------------------------------------------------------------------------
      U.S. Treasury and government agencies                      $   71,447     $ 213     $ (404)    $  71,256
      Mortgage-backed                                                27,090       103       (365)       26,828
      Corporate                                                         502        15                      517
      Other                                                           3,358                              3,358
--------------------------------------------------------------------------------------------------------------------
                                                                 $  102,397     $ 331     $ (769)    $ 101,959
====================================================================================================================

                                                                           HELD TO MATURITY SECURITIES
--------------------------------------------------------------------------------------------------------------------
      States and political subdivisions                          $   18,662     $ 106     $ (142)    $  18,626
====================================================================================================================

      DECEMBER 31, 1995                                                   AVAILABLE FOR SALE SECURITIES
--------------------------------------------------------------------------------------------------------------------
      U.S. Treasury and government agencies                      $   75,607     $ 334     $ (416)    $  75,525
      Mortgage-backed                                                34,622       149       (316)       34,455
      States and political subdivisions                               1,298         9        (12)        1,295
      Corporate                                                         604        30                      634
      Other                                                           3,285                              3,285
--------------------------------------------------------------------------------------------------------------------
                                                                 $  115,416     $ 522     $ (744)    $ 115,194
====================================================================================================================

                                                                           HELD TO MATURITY SECURITIES
--------------------------------------------------------------------------------------------------------------------
      States and political subdivisions                          $   24,537     $ 135     $ (403)    $  24,269
====================================================================================================================


   Investment securities with a book value of $9,708,000 were pledged at December 31, 1996 as collateral to secure public deposits and for other purposes.

    During 1995, the FASB staff issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." In accordance with provisions in that Special Report, the Company chose to reclassify certain securities from held to maturity to available for sale. At December 1, 1995, the date of transfer, the amortized cost of those securities was $34,299,000 and the unrealized loss on those securities was $124,000, which is included in stockholders' equity, net of income tax effect of $42,000.

    Sales of available for sale securities were as follows:

      YEAR ENDED DECEMBER 31                  1996          1995          1994
-------------------------------------------------------------------------------
      Total proceeds                     $   8,995     $  14,874     $   4,603
      Gross realized gains                      13                           3
      Gross realized losses                     99           127           137

    The amortized cost and estimated fair value of investment securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                       AMORTIZED          FAIR
                                                            COST         VALUE
--------------------------------------------------------------------------------
      Available for sale:
         Due in one year or less                       $   9,719     $   9,723
         Due after one year through five years            62,230        62,050
--------------------------------------------------------------------------------
                                                          71,949        71,773
         Mortgage-backed securities                       27,090        26,828
         Equity securities                                 3,358         3,358
--------------------------------------------------------------------------------
                                                       $ 102,397     $ 101,959
================================================================================


                                                       AMORTIZED          FAIR
                                                            COST         VALUE
--------------------------------------------------------------------------------
      Held to maturity:
         Due in one year or less                       $   7,052     $   7,007
         Due after one year through five years             9,599         9,580
         Due after five years through ten years            1,411         1,450
         Due after ten years                                 600           589
--------------------------------------------------------------------------------
                                                       $  18,662     $  18,626
================================================================================

NOTE D - LOANS AND THE ALLOWANCE FOR LOAN LOSSES

   A summary of loans outstanding follows:

      DECEMBER 31                                            1996          1995
--------------------------------------------------------------------------------
      Commercial, financial, and agricultural           $ 247,344     $ 246,134
      Real estate-mortgage                                218,144       191,066
      Real estate-construction                             12,771        10,095
      Consumer                                            120,364       113,596
--------------------------------------------------------------------------------
                                                        $ 598,623     $ 560,891
================================================================================

The following table presents changes in the allowance for loan losses:

      YEAR ENDED DECEMBER 31                     1996         1995         1994
--------------------------------------------------------------------------------
      Balance at beginning of year           $  7,589     $  6,701     $  6,553
      Provision for loan losses                 1,929        1,583        1,121
      Recoveries                                  260          250          296
      Loans charged-off                        (1,390)        (945)      (1,269)
--------------------------------------------------------------------------------
      Balance at end of year                 $  8,388     $  7,589     $  6,701
================================================================================

Information regarding impaired loans follows:
                                                                    1996    1995
--------------------------------------------------------------------------------
      Year end loans with no allowance for loan losses allocated  $  631  $  973
      Year end loans with allowance for loan losses allocated        646     460
      Amount of the allowance allocated                              369     245
      Average of impaired loans during the year                    1,426   1,505
      Interest income recognized during impairment                    20      21
      Cash basis interest income recognized                           13      21

NOTE E - RELATED PARTY TRANSACTIONS

Certain directors and executive officers of the Company and its significant member banks, including their immediate families and companies in which they are principal owners, are loan customers of the member banks. Such loans are made in the ordinary course of business at the banks' normal credit terms, including interest rate and collateralization, and do not represent more than a normal risk of collection. The aggregate dollar amount of loans to these 41 persons was $17,681,000 and $14,998,000 at December 31, 1996 and 1995, respectively. During
1996, $9,723,000 of new loans were made and repayments totaled $7,040,000.

NOTE F - LOAN SERVICING

The unpaid principal balance of mortgage loans serviced for others was $224,812,000 at December 31, 1996. These loans are not included in the consolidated balance sheet. Custodial escrow balances maintained in connection with the serviced loans, and included in demand deposits, was $309,000 at December 31, 1996.

   The carrying value of loan servicing rights was $459,000 as of December 31, 1996 and the fair value was $491,000. No valuation allowance was necessary during the year.

    Following is an analysis of the activity for loan servicing rights for 1996:

      UNAMORTIZED COST
--------------------------------------------------------------------------------
      Balance at January 1                                            $      0
      Additions                                                            481
      Amortization                                                         (22)
      Sales                                                                  0
--------------------------------------------------------------------------------
      Balance at December 31                                          $    459
================================================================================

NOTE G - PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

      DECEMBER 31                                            1996          1995
--------------------------------------------------------------------------------
      Land                                              $   2,823     $   2,740
      Buildings and improvements                           24,164        22,769
      Furniture, fixtures and equipment                    15,001        13,433
      Construction in progress                                441           720
--------------------------------------------------------------------------------
                                                           42,429        39,662
      Accumulated depreciation                            (17,750)      (16,805)
--------------------------------------------------------------------------------
                                                        $  24,679     $  22,857
================================================================================

NOTE H - DEPOSITS

The aggregate amount of short-term jumbo CD's, each with a minimum denomination of $100,000, was approximately $37,181,000 and $38,873,000 at December 31, 1996
and 1995, respectively.

    At December 31, 1996, the scheduled maturities of CD's are as follows:

--------------------------------------------------------------------------------
      1997                                                           $ 176,350
      1998                                                              89,170
      1999                                                              23,824
      2000                                                              13,987
      2001 and thereafter                                                6,312
--------------------------------------------------------------------------------
                                                                     $ 309,643
================================================================================

NOTE I - UNDISTRIBUTED INCOME OF MEMBER BANKS AND INSURANCE SUBSIDIARY AND DIVIDEND LIMITATION

Included in stockholders' equity at December 31, 1996, is undistributed net income of the member banks and insurance subsidiary of $55,133,000 of which $13,739,000 was available at that date for distribution as dividends without the prior approval of regulatory authorities. The remaining amount of net assets of the member banks and insurance subsidiary of $27,116,000 was restricted as to payments to the parent company.

   In 1997, the member banks and insurance subsidiary may pay to the parent company $8,951,000 in dividends in addition to their 1997 net income without obtaining prior approval from regulatory agencies.

NOTE J - REGULATORY CAPITAL

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Company meets all capital adequacy requirements to which it is subject.

   The Company's actual and capital amounts and rates are presented below:

                                                                                                  TO BE WELL
                                                                                               CAPITALIZED UNDER
                                                                            FOR CAPITAL        PROMPT CORRECTIVE
                                                        ACTUAL           ADEQUACY PURPOSES     ACTION PROVISION
                                                     AMOUNT RATIO          AMOUNT RATIO          AMOUNT RATIO
-----------------------------------------------------------------------------------------------------------------
      As of December 31, 1996
         Total capital (to risk-weighted assets)   $ 94,300  15.8%       $ 47,653     8%       $ 59,567    10%
         Tier I capital (to risk-weighted assets)    86,854  14.6          23,827     4          35,740     6
         Tier I capital (to average assets)          86,854  11.1          31,254     4          39,067     5

      As of December 31, 1995
         Total capital (to risk-weighted assets)   $ 88,172  15.6%       $ 45,344     8%       $ 56,680    10%
         Tier I capital (to risk-weighted assets)    81,087  14.3          22,672     4          34,008     6
         Tier I capital (to average assets)          81,087  10.5          30,994     4          38,743     5

NOTE K - EMPLOYEE BENEFIT PLANS

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

    Options have been granted as follows:

                                              NUMBER    EXERCISE        FAIR
                                          OF OPTIONS       PRICE       VALUE
-------------------------------------------------------------------------------
      1994                                    47,000     $    19 not applicable
      1995                                    47,000          28     $    13
      1996                                    47,000          231|4       11

   As of December 31, 1996, none of the options were exercisable and options for 139,000 shares were available for future grant.

   The Company applies Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Company's plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of FASB Statement 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                              1996        1995
--------------------------------------------------------------------------------
      Net income                  As reported              $ 9,633     $ 8,709
                                  Pro forma                  9,499       8,704

      Earnings per share          As reported              $  1.72     $  1.56
                                  Pro forma                   1.70        1.55

================================================================================

    In future years the pro forma effects on net income are expected to increase as additional options are granted. The fair value of options granted during 1996 and 1995 is estimated using the following weighted-average information: risk-free interest rate of 6.26% and 5.45%, expected life of 7 years, expected volatility of stock price of 56% and 58%, and expected dividends of 3.1% per year.

PENSION PLAN: The Company and its member banks have a noncontributory defined benefit pension plan covering all employees who have at least one year of service and have attained age twenty one. In addition, prior to 1995 one of the member banks had its own noncontributory defined benefit pension plan covering all qualified employees who had at least one year of service. This plan was merged into the Company's plan as of December 31, 1994. Pension costs charged to operations by the member bank for its previous plan during 1994 were immaterial. Benefits are based on years of service and the employee's highest average earnings during any consecutive five year period of employment. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide for benefits attributed to service to date and for benefits expected to be earned in the future.

    The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheets:


      DECEMBER 31                                                                            1996         1995
---------------------------------------------------------------------------------------------------------------
      Actuarial present value of benefit obligations:
         Accumulated benefit obligation, including vested benefits of
          $9,681,000 in 1996 and $8,766,000 in 1995                                      $  9,852     $  8,922
===============================================================================================================
      Projected benefit obligation for service rendered to date                          $ 15,992     $ 14,401
      Plan assets at fair value, primarily U.S. Government and corporate bonds,
       listed stocks and mutual funds                                                      13,839       11,732
---------------------------------------------------------------------------------------------------------------
      Projected benefit obligation in excess of plan assets                                 2,153        2,669
      Unrecognized net loss from past experience different from that assumed
       and effects of changes in assumptions                                               (1,381)      (1,861)
      Prior service cost not yet recognized in net periodic pension cost                   (1,133)      (1,233)
      Unrecognized net asset at January 1 being recognized over 20 years                      472          525
---------------------------------------------------------------------------------------------------------------
      Accrued pension cost                                                               $    111     $    100
===============================================================================================================

   Net pension cost included the following components:

      YEAR ENDED DECEMBER 31                                                    1996         1995         1994
---------------------------------------------------------------------------------------------------------------
      Service cost--benefits earned during the year                          $   867     $    595     $    759
      Interest cost on projected benefit obligation                            1,037          880          789
      Actual return on plan assets                                            (1,662)      (1,985)         258
      Net amortization and deferral                                              660        1,097       (1,003)
---------------------------------------------------------------------------------------------------------------
      Net pension cost                                                      $    902     $    587     $    803
===============================================================================================================

   Assumptions used in the accounting were:

      DECEMBER 31                                                               1996         1995         1994
---------------------------------------------------------------------------------------------------------------
      Weighted average discount rate                                           7.25%        7.25%        8.50%
      Rate of increase in future compensation levels                           6.00%        6.00%        6.00%
      Expected long-term rate of return on plan assets                         9.00%        9.00%        9.00%



EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN: Prior to 1995, the Company and its member banks also had a noncontributory qualified Employee Stock Ownership Plan
(ESOP) covering all employees who had at least one year of service and had attained age twenty one. Contributions to the ESOP, which were expensed to operations during the year accrued, were made on a discretionary basis and amounted to $100,000 in 1994.

    As of January 1, 1995, the plan was amended and restated as a contributory qualified Employee Savings and Stock Ownership Plan (KSOP) which functions as an ESOP/401(k) plan. During 1995, employees could contribute up to 4% of their compensation and the Company and its member banks matched 25% of the amount of such employee contributions. During 1996, the match levels were increased to 6% and 30%, respectively. In addition, each employee could contribute amounts in excess of the 4% and 6% limits, up to the lesser of 15% of compensation or federal tax limits, with no Company or member bank participation. The matching contribution formula is determined annually and requires approval of the Company's Board of Directors. Expense for this plan was $141,000 for 1996 and $82,000 for 1995. At December 31, 1996, the KSOP owned 118,299 shares of the outstanding common stock of the Company.

NOTE L - POSTRETIREMENT BENEFIT PLAN

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

    The following table presents the postretirement benefit plan's unfunded status reconciled with amounts recognized in the Company's consolidated balance sheets:

      DECEMBER 31                                               1996        1995
--------------------------------------------------------------------------------
      Accumulated postretirement benefit obligation:
         Retirees                                            $ 1,352     $ 1,194
         Fully eligible active plan participants                  39          38
         Other active plan participants                          416         242
--------------------------------------------------------------------------------
      Total unfunded obligation                                1,807       1,474
      Unrecognized prior service cost                             92          97
      Unrecognized net gain (loss)                              (138)        136
--------------------------------------------------------------------------------
      Accrued postretirement benefit cost                    $ 1,761     $ 1,707
================================================================================

   Net periodic postretirement benefit cost included the following components:

      YEAR ENDED DECEMBER 31                       1996        1995        1994
--------------------------------------------------------------------------------
      Service cost                               $   68     $    41     $    49
      Interest cost                                 126         117         104
      Amortization and deferral                      (4)         (5)
      Other                                                                  30
--------------------------------------------------------------------------------
      Net periodic postretirement benefit cost   $  190     $   153     $   183
================================================================================

    The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% at December 31, 1996 and 1995. The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is 9.75% for 1997 (10.31% for 1996) and is assumed to decrease uniformly each year to 5.25% by the year 2005 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 and 1995 by 10.79% and 10.16%, respectively, and the aggregate of the service and interest cost components of net periodic postretirement benefit for 1996 by 15.24%.

NOTE M - INCOME TAX

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities recorded in the Company's consolidated balance sheets are as follows:

      DECEMBER 31                                            1996         1995
--------------------------------------------------------------------------------
      Deferred tax assets:
         Allowance for loan losses                       $  2,597     $  2,580
         Postretirement benefit obligation                    598          574
         Deferred compensation and director fees              475          464
         Net unrealized losses                                100           78
         Other                                                521          527
--------------------------------------------------------------------------------
                                                            4,291        4,223
--------------------------------------------------------------------------------
      Deferred tax liabilities:
         Accumulated depreciation                           1,051          973
         Other                                                137          242
--------------------------------------------------------------------------------
                                                            1,188        1,215
--------------------------------------------------------------------------------
          Net deferred tax assets                        $  3,103     $  3,008
================================================================================

   Income tax expense is composed of the following amounts:

      YEAR ENDED DECEMBER 31                      1996       1995         1994
------------------------------------------------------------------------------
      Currently payable                       $  4,361   $  3,815     $  3,199
      Deferred tax (credit)                       (255)      (331)           7
------------------------------------------------------------------------------
      Income tax on income before income tax  $  4,106   $  3,484     $  3,206
==============================================================================

    Applicable income tax benefits on investment securities losses amounted to $30,000, $44,000 and $46,000 in 1996, 1995 and 1994, respectively, and are included in income tax expense. The components of income tax expense for 1995 and 1994 have been reclassified to reflect the tax returns as filed.

    The reasons for the difference between income tax expense and the amount computed by applying the statutory federal income tax rate to income before income tax are as follows:

      YEAR ENDED DECEMBER 31                      1996        1995         1994
--------------------------------------------------------------------------------
      Income before income tax expense        $ 13,739    $ 12,193     $ 11,358
================================================================================
      Federal income tax computed at 35%
       in 1996 and 1995 and 34% in 1994       $  4,809    $  4,268     $  3,862
      Add (deduct) effect of:
         Tax-exempt bond and
            loan interest income                  (662)       (757)        (869)
         Other items-net                           (41)        (27)         213
--------------------------------------------------------------------------------
                                              $  4,106    $  3,484     $  3,206
================================================================================

NOTE N - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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

    The maximum exposure to credit loss for unfunded loans and unused lines of credit, substantially all of which are at adjustable rates of interest, and standby letters of credit outstanding at December 31, 1996 follows:

                                                                       STANDBY
                                                             LOAN       LETTERS
      EXPIRATION DATE                                 COMMITMENTS     OF CREDIT
--------------------------------------------------------------------------------
      1997                                              $  85,101     $   4,779
      1998                                                 12,135         2,583
      1999                                                    780           327
      2000                                                    217           206
      2001                                                    607           390
      Thereafter                                            2,309            95
--------------------------------------------------------------------------------
                                                        $ 101,149     $   8,380
================================================================================

NOTE O - FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

                                                          DECEMBER 31, 1996              DECEMBER 31, 1995
---------------------------------------------------------------------------------------------------------------
                                                       CARRYING           FAIR          CARRYING          FAIR
                                                         AMOUNT          VALUE            AMOUNT         VALUE
---------------------------------------------------------------------------------------------------------------
      Financial assets:
         Cash and short-term investments              $  38,947      $  38,947         $  49,790     $  49,790
         Investment securities -
           Available for sale                           101,959        101,959           115,194       115,194
           Held to maturity                              18,662         18,626            24,537        24,269
         Loans, less allowance                          590,235        597,873           553,302       561,180

      Financial liabilities:
         Deposits                                     $ 676,108      $ 684,019         $ 687,154     $ 694,853
         Federal funds purchased                         16,015         16,015


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

      OFF-BALANCE-SHEET INSTRUMENTS: Fair values for the Company's off-balance-sheet instruments (lending commitments and standby letters of credit) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing (loan commitments) and discounted cash flow analyses (standby letters of credit). The fair value of these off-balance-sheet items approximates the recorded amounts of the related fees and is not material at December 31, 1996 and 1995.

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

NOTE P - MICHIGAN FINANCIAL CORPORATION (PARENT COMPANY ONLY) FINANCIAL
         INFORMATION


                            CONDENSED BALANCE SHEETS

      DECEMBER 31                                                                            1996         1995
---------------------------------------------------------------------------------------------------------------
      ASSETS
         Cash                                                                            $  3,692     $  1,685
         Investment in member banks                                                        80,644       77,279
         Investment in nonbank subsidiary                                                   1,833        1,673
         Premises and equipment                                                             1,732        1,762
         Other assets                                                                       1,320          703
---------------------------------------------------------------------------------------------------------------
      TOTAL ASSETS                                                                       $ 89,221     $ 83,102
===============================================================================================================

      LIABILITIES
         Accrued expenses and other liabilities                                          $  2,608     $  2,117

---------------------------------------------------------------------------------------------------------------
      STOCKHOLDERS' EQUITY                                                                 86,613       80,985
---------------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                         $ 89,221     $ 83,102
===============================================================================================================



                         CONDENSED STATEMENTS OF INCOME

      YEAR ENDED DECEMBER 31                                                    1996         1995         1994
---------------------------------------------------------------------------------------------------------------
      Income:
         Dividends from member banks                                        $  6,900     $  5,500     $  4,300
         Fees from member banks                                                4,909        4,690        1,851
         Interest from member banks                                               44           18           24
         Interest from investment securities                                      37
         Investment securities gains                                              13
         Other                                                                    13           21           10
---------------------------------------------------------------------------------------------------------------
                  TOTAL INCOME                                                11,916       10,229        6,185
      Expenses:
         Salaries and employee benefits                                        3,211        2,927        1,201
         Data processing                                                       1,285        1,167        1,400
         Interest                                                                              36
         Other                                                                 1,966        1,794          847
---------------------------------------------------------------------------------------------------------------
                  TOTAL EXPENSES                                               6,462        5,924        3,448
      Income before income tax, equity in undistributed net
         income of member banks and insurance subsidiary                       5,454        4,305        2,737
      Income tax credit                                                         (514)        (389)        (502)
---------------------------------------------------------------------------------------------------------------
      Income before equity in undistributed net income of member
         banks and insurance subsidiary                                        5,968        4,694        3,239
      Equity in undistributed net income of:
         Member banks                                                          3,473        3,841        4,723
         Insurance subsidiary                                                    192          174          190
---------------------------------------------------------------------------------------------------------------
                  NET INCOME                                                $  9,633     $  8,709     $  8,152
===============================================================================================================


                       CONDENSED STATEMENTS OF CASH FLOWS

      YEAR ENDED DECEMBER 31                                                    1996         1995         1994
---------------------------------------------------------------------------------------------------------------
      OPERATING ACTIVITIES
         Net income                                                          $ 9,633      $ 8,709     $  8,152
         Adjustments to reconcile net income to net cash
          provided by operating activities:
            Undistributed earnings of member banks and
             insurance subsidiary                                             (3,665)      (4,015)      (4,913)
            Depreciation and amortization                                        189          205           48
            Realized investment securities gains                                 (13)
            Deferred income tax (credit)                                           4           10          (21)
            Accretion of investment securities discount                           (2)
            Other                                                               (161)         266           49
---------------------------------------------------------------------------------------------------------------
                  NET CASH PROVIDED BY OPERATING ACTIVITIES                    5,985        5,175        3,315
      INVESTING ACTIVITIES
         Purchases of available for sale securities                             (981)
         Proceeds from sale of available for sale securities                     996
         Investment in member bank                                                         (1,000)
         Purchases of premises and equipment                                    (130)        (267)      (1,635)
         Proceeds from sale of premises and equipment                              2           15            3
         Payments received on land contract for sale of assets                                 26            2
---------------------------------------------------------------------------------------------------------------
                  NET CASH USED BY INVESTING ACTIVITIES                         (113)      (1,226)      (1,630)
      FINANCING ACTIVITIES
         Cash dividends                                                       (3,865)      (3,247)      (2,792)
---------------------------------------------------------------------------------------------------------------
                  NET CASH USED BY FINANCING ACTIVITIES                       (3,865)      (3,247)      (2,792)
---------------------------------------------------------------------------------------------------------------
                  INCREASE (DECREASE) IN CASH                                  2,007          702       (1,107)
      Cash at beginning of year                                                1,685          983        2,090
---------------------------------------------------------------------------------------------------------------
                  CASH AT END OF YEAR                                        $ 3,692      $ 1,685      $   983
===============================================================================================================




REPORT OF INDEPENDENT AUDITORS



Board of Directors and Stockholders
Michigan Financial Corporation
Marquette, Michigan

We have audited the accompanying consolidated balance sheet of Michigan Financial Corporation, member banks and insurance subsidiary as of December 31, 1996 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Corporation as of December 31, 1995 and 1994 were audited by other auditors whose report dated January 19, 1996 expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Michigan Financial Corporation, member banks and insurance subsidiary as of December 31, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


                                          /s/ CROWE, CHIZEK AND COMPANY LLP
                                          CROWE, CHIZEK AND COMPANY LLP

Grand Rapids, Michigan
January 16, 1997




QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
(In thousands, except per share data)

                                                  1996                                         1995
------------------------------------------------------------------------  -------------------------------------------
                                 FIRST     SECOND      THIRD     FOURTH       FIRST     SECOND      THIRD     FOURTH
                               QUARTER    QUARTER    QUARTER    QUARTER     QUARTER    QUARTER    QUARTER    QUARTER
------------------------------------------------------------------------  -------------------------------------------
Interest income               $ 15,688   $ 15,736   $ 15,994   $ 16,326    $ 14,972   $ 15,468   $ 15,955   $ 16,098
Net interest income              9,535      9,652      9,917     10,095       9,490      9,429      9,711      9,850
Provision for loan losses          200        330        616        783         220        307        144        912
Investment securities losses                   13          4         69          40                    87
Noninterest income               2,180      2,273      2,390      2,790       1,871      2,054      2,012      2,262
Noninterest expense              8,250      8,131      8,127      8,570       8,373      8,351      8,078      7,974
Income tax expense                 929      1,050      1,093      1,034         746        818      1,033        887
Net income                       2,336      2,401      2,467      2,429       1,982      2,007      2,381      2,339
Net income per share               .42        .43        .44        .43         .35        .36        .43        .42


INVESTOR INFORMATION


EXECUTIVE OFFICES

101 West Washington St. P.O. Box 10
Marquette, Michigan 49855
Telephone 906/228-6940
Fax 906/228-1328


MFC ON THE WEB

Interested parties with access to the World Wide Web may review the Company's corporate information, including news releases, on MFC's home page. http://www.mfcb.com


STOCK TRANSFER AGENT

Norwest Bank Minnesota, N.A.,
Stock Transfer Department
161 North Concord Exchange P.O. Box 738
South St. Paul, Minnesota 55075-0738


LEGAL COUNSEL

Foster, Swift, Collins & Smith, P.C.
313 South Washington Square
Lansing, Michigan 48933-2193


INDEPENDENT AUDITORS

Crowe, Chizek and Company LLP
Riverfront Plaza Building
55 Campau Avenue, N.W.
Grand Rapids, Michigan 49503-2613


ANNUAL MEETING

The annual stockholders' meeting will be held on Tuesday, April 29, 1997 at the Holiday Inn, U.S. Highway 41 West, Marquette, Michigan at 1:30 p.m. local time.

      Management urges all stockholders to vote their shares so they may participate in the important decisions that will be made at this meeting.


MARKET MAKERS

The following firms are currently the primary market makers for Michigan Financial Corporation stock:

Robert W. Baird & Co., Inc.
First of Michigan Corporation
Herzog, Heine, Geduld, Inc.
Paine Webber Inc.
Roney & Company
M.A. Schapiro & Co., Inc.


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
800/468-9716 or 612/450-4064


MARKET PRICE AND DIVIDEND INFORMATION

           DIVIDENDS PAID
                PER SHARE      HIGH       LOW     CLOSE
--------------------------------------------------------
1995

First quarter       $.145   $ 21.00   $ 18.00   $ 19.50
Second quarter       .145     21.75     19.50     21.75
Third quarter        .145     25.50     20.50     24.75
Fourth quarter       .145     29.00     24.50     28.38

1996

First quarter       $.165   $ 30.50   $ 27.50   $ 28.50
Second quarter       .175     29.50     22.25     22.75
Third quarter        .175     25.38     21.00     21.50
Fourth quarter       .175     25.50     22.00     24.00

      The Company's common stock trades on The Nasdaq Stock Market under the symbol MFCB. Stock price quotations can be found in major daily newspapers and in THE WALL STREET JOURNAL. The range of high and low prices for the eight quarters ended December 31, 1996 is shown above, along with the closing prices.

      At December 31, 1996, there were 5,598,267 shares outstanding and approximately 1,838 stockholders of record. Inasmuch as many stockholders retain their shares in "street name," the number of individual stockholders is larger than the number of registered stockholders.