Form 10-K, Exhibit 13
period 1997-12-31
MICHIGAN FINANCIAL CORP
filed 1998-03-20
CIK 65637

CONSOLIDATED SELECTED FINANCIAL DATA
(Amounts in thousands, except per share data)


                                            1997          1996         1995         1994         1993
-------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net interest income                      $  40,541     $  39,199    $  38,480    $  37,483    $  34,690
Provision for loan losses                    1,781         1,929        1,583        1,121        1,159
Noninterest income                          11,027         9,547        8,072        7,619        8,019
Noninterest expenses                        34,636        33,078       32,776       32,623       31,694
Income tax expense                           4,702         4,106        3,484        3,206        2,780
Net operating income                        10,449         9,633        8,709        8,152        7,076
Accounting changes                                                                               (1,198)
Net income                                  10,449         9,633        8,709        8,152        5,878
                                         =========     =========    =========    =========    =========


PER SHARE DATA*
Basic earnings                           $    1.78     $    1.64    $    1.48    $    1.39    $    1.00
Diluted earnings                              1.77          1.64         1.48         1.39         1.00
Cash dividends                                 .78           .66          .55          .48          .42
Stockholders' equity                         15.77         14.74        13.78        12.45        11.95
                                         =========     =========    =========    =========    =========


YEAR END BALANCES
Total assets                             $ 804,396     $ 789,353    $ 778,316    $ 767,573    $ 781,155
Investment securities                       87,933       120,621      139,731      160,694      164,942
Loans receivable                           635,492       598,623      560,891      540,841      502,964
Deposits                                   694,803       676,108      687,154      685,202      702,367
Debt                                         5,000        16,015
Stockholders' equity                        92,691        86,613       80,985       73,195       70,257
                                         =========     =========    =========    =========    =========


STATISTICAL SUMMARY
 (PERCENTAGES)
Return on average total assets                1.32%         1.24%        1.13%        1.07%         .75%
Return on average stockholders' equity       11.77         11.63        11.35        11.30         8.70
Dividend payout ratio                        43.82         40.24        37.16        34.53         42.0
Average stockholders' equity
 to average total assets                     11.21         10.66         9.94         9.44         8.65
                                         =========     =========    =========    =========    =========


REGULATORY CAPITAL RATIOS
Total risk-based capital                     15.82%        15.83%       15.56%       14.94%       14.68%
Tier 1 risk-based capital                    14.57         14.58        14.31        13.73        13.43
Leverage ratio                               11.55         11.12        10.46         9.88         9.05
                                         =========     =========    =========    =========    =========


* Adjusted to reflect 5% stock dividend paid on June 20, 1997

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION and Results of Operations


SOURCES AND USES OF FUNDS TRENDS                 1997                              1996
                                               Increase  (Decrease)              Increase  (Decrease)     1995
                                     Average   -------------------    Average    -------------------     Average
(Amounts in thousands)               Balance    Amount        %       Balance     Amount        %        Balance
-----------------------------------------------------------------------------------------------------------------
FUNDING SOURCES:
Demand deposits-
   Noninterest bearing              $ 68,128    $   (364)     (0.5)   $ 68,492    $ (4,109)     (5.7)    $ 72,601
   Interest bearing                  139,592       5,953       4.5     133,639      15,880      13.5      117,759
Savings deposits                     150,440     (14,712)     (8.9)    165,152     (24,312)    (12.8)     189,464
Time deposits                        328,421      17,180       5.5     311,241       8,293       2.7      302,948
Short-term borrowings                  2,191      (2,274)    (50.9)      4,465       3,480     353.3          985
Other debt                             2,093       2,093       NMF           0        (415)   (100.0)         415
Other                                 41,459       3,028       7.9      38,431       5,899      18.1       32,532
                                    --------    --------     -----    --------    --------     -----     --------
           Total sources            $732,324    $ 10,904       1.5    $721,420    $  4,716       0.7     $716,704
                                    ========    ========     =====    ========    ========     =====     ========

FUNDING USES:
Loans                               $620,302    $ 45,187       7.9    $575,115    $ 27,851       5.1     $547,264
Taxable investment securities         89,980     (20,730)    (18.7)    110,710      (8,440)     (7.1)     119,150
Tax-exempt investment securities      14,392      (7,469)    (34.2)     21,861      (7,604)    (25.8)      29,465
Federal funds sold                     7,204      (6,256)    (46.5)     13,460      (7,144)    (34.7)      20,604
Interest bearing deposits
 in other banks                            7           0       0.0           7          (7)    (50.0)          14
Other short-term investments             439         172      64.4         267          60      29.0          207
                                    --------    --------     -----    --------    --------     -----     --------
           Total uses               $732,324    $ 10,904       1.5    $721,420    $  4,716       0.7     $716,704
                                    ========    ========     =====    ========    ========     =====     ========



[BAR GRAPH]                   [BAR GRAPH]
NET INCOME                    NET INTEREST INCOME
(In Millions of Dollars)      (In Millions of Dollars)

1993      $5.88               1993      $34.7
1994      $8.15               1994      $37.5
1995      $8.71               1995      $38.5
1996      $9.63               1996      $39.2
1997     $10.50               1997      $40.5


[BAR GRAPH]
NET INCOME PER SHARE (BASIC)
(In Millions of Dollars)

1993      $1.00
1994      $1.39
1995      $1.48
1996      $1.64
1997      $1.78

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION and Results of Operations


FINANCIAL CONDITION

The Company functions as a financial intermediary, along with its seven subsidiary banks, and as such its financial condition should be examined in terms of trends in its sources and uses of funds. The comparison of average balances shown on the preceding page indicates how the Company has managed its sources and uses of funds.

    As the primary source of funds, aggregate average deposits increased by $8,057,000, or 1.2%, in 1997 after decreasing by $4,248,000, or .6%, in 1996.
Total deposits increased in 1997 due to continued growth in both the interest bearing demand and time deposit categories. The Company continues to have success promoting the use of its interest bearing checking account, the "Right Account." The greatest volume decrease was in the savings deposit category. Part of the decrease can be attributed to the expanding use of in house brokerage services and cash management accounts. The use of these fee-based customer services facilitates deposit transfers to money market and mutual funds. Savings were also moved by depositors to the time deposit area as rates in that area became more attractive. Both savings and time deposits continue to be major sources of funds for the Company. Included in the time deposits category are $38.1 million in jumbo certificates of deposit. The Company's use of jumbo certificates is discussed in the "Liquidity and Interest Rate Sensitivity Management" section.

    At various times during the past three years, some of the subsidiary banks purchased federal funds. These purchases may or may not continue in the future.

    The Company entered into a borrowing arrangement with the Federal Home Loan Bank in January and again in December of 1997. Details on these borrowings are discussed in Note I to the Consolidated Financial Statements.

    The Company's primary use of funds traditionally is in the lending area. Funds not required to meet loan demand are invested in other earning assets. Average outstanding loans during 1997 increased by $45.2 million or 7.9%, after increasing $27.9 million or 5.1% in 1996.

    The increase in loans caused the aggregate of all other earning assets, representing alternative uses of funds, to decrease by $34.3 million, or 23.4% in 1997 and by $23.1 million, or 13.7% in 1996. Any excess funds generated during the period were mainly used to increase federal funds sold.

    In addition to the above trends in the sources and uses of funds, the Company services loans for outside agencies, primarily Freddie Mac. At the end of 1997 the volume of Freddie Mac loans sold with servicing being retained and without recourse was $239 million. The comparable figure for 1996 was $213 million. The ability of the Company to sell these loans in large block amounts enables it to more effectively manage its funding operations.


[BAR/LINE GRAPH]
EQUITY CAPITAL AT YEAR END
(In Millions of Dollars)

                        PERCENTAGE
          AMOUNT        OF ASSETS
          ------        ---------
1993      $70.3           8.99
1994      $73.2           9.54
1995      $81.0          10.41
1996      $86.6          10.97
1997      $92.7          11.52


[BAR/LINE GRAPH]
EARNINGS AND DIVIDENDS PER SHARE
(In Millions of Dollars)

          BASIC          DILUTED
          EARNINGS       EARNINGS       DIVIDENDS
          --------       --------       ---------
1993       $1.00          $1.00            $.42
1994       $1.39          $1.39            $.48
1995       $1.48          $1.48            $.55
1996       $1.64          $1.64            $.66
1997       $1.78          $1.77            $.78

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

    Marketable investment securities, particularly those of shorter maturities, are the principal source of asset liquidity along with the Company's excess funds position at any given time. Securities maturing in one year or less had a carrying value of $18,730,000 at December 31, 1997, up from the $16,775,000 at December 31, 1996. The Company decreased its holdings of mortgage-backed securities to$14,246,000 at December 31, 1997 from $26,828,000 at December 31, 1996. Other types of short-term assets such as federal funds sold and money market investments are additional sources of liquidity. At December 31, 1997 the Company's position in short-term investments amounted to $16,091,000, up substantially from the $285,000 at the end of 1996.

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

                                                        December 31,

(In thousands)                                1997          1996         1995
--------------------------------------------------------------------------------
Maturing in:
   3 months or less                         $ 13,812     $ 12,914      $ 10,956
   Over 3 through 6 months                    10,715        7,992         9,135
   Over 6 through 12 months                    8,586        7,156         7,769
   Over 12 months                             12,960        9,119        11,013
                                            --------     --------      --------
                                            $ 46,073     $ 37,181      $ 38,873
                                            ========     ========      ========
As a percent of deposits                       6.63%        5.50%         5.66%
                                            ========     ========      ========

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION and Results of Operations


    The following table presents information for the Company relative to the maturity structure for total interest bearing assets and liabilities at December 31, 1997.


                                              Over 3         Total       Over 1
                               3 Months       through       within       through       Over
(In thousands)                  or less      12 months      1 year       5 years      5 years
----------------------------------------------------------------------------------------------
Loans                         $ 188,645     $  69,495     $ 258,140     $ 339,079    $  38,273
Investment securities             6,033        12,554        18,587        50,304        4,796
Mortgage-backed securities          309         5,299         5,608         8,060          578
Other assets                     16,091          --          16,091          --           --
                              ---------     ---------     ---------     ---------    ---------
Rate sensitive assets           211,078        87,348       298,426       397,443       43,647
Deposits:
   $100,000 or more              13,812        19,301        33,113        12,960         --
   Other time                    46,385       115,956       162,341       132,058         --
   Savings                      284,644          --         284,644          --           --
Other liabilities                 2,000         3,000         5,000          --           --
                              ---------     ---------     ---------     ---------    ---------
Rate sensitive liabilities      346,841       138,257       485,098       145,018         --
                              ---------     ---------     ---------     ---------    ---------
Interest rate sensitivity
 gap-period                   $(135,763)    $ (50,909)    $(186,672)    $ 252,425    $  43,647
                              =========     =========     =========     =========    =========
Interest rate sensitivity
 gap-cumulative                             $(186,672)    $(186,672)    $  65,753    $ 109,400
                                            =========     =========     =========    =========


    Positive gap is the excess of assets which can be repriced by maturity within a specified time frame over interest bearing liabilities of similar maturity. The Company has focused on the imbalance of financing fixed rate assets with rate sensitive liabilities in an effort to manage its immediate gap, and avoid fluctuations in earnings during periods of volatile interest rates. A negative gap position favors the Company's operating results during periods of declining interest rates but has an unfavorable impact during periods of rising rates. The Company's current gap within one year is a negative $187 million at December 31, 1997.

    Included in the $485,098,000 of rate sensitive liabilities indicated as maturing within one year are $284,644,000 of NOW, savings and money market deposits which do not reprice in the same proportion as rate sensitive assets. If core deposits of $192,550,000 consisting of NOW and savings deposits were not included as rate sensitive liabilities, the Company would report a positive gap of $5.9 million or less than 1 percent of earning assets.

CAPITAL RESOURCES

Total equity growth has surpassed total asset growth over the past several years and amounted to 7.0% in 1997, 6.9% in 1996, and 10.6% in 1995. The equity increase due to operations was $5,845,000, $5,768,000 and $5,462,000 in 1997,
1996 and 1995 respectively. Equity was also impacted by security valuations each of these years. For 1997, equity increased by $233,000 due to investment security valuations. During 1996 equity decreased by $140,000 due to security valuations, while 1995 valuations caused equity to increase by $2,328,000. Stockholders' equity increased from 10.97% of total assets at the end of 1996 to a level of 11.52% at the end of 1997.

    The Company's primary means of maintaining capital adequacy is through internal capital growth. Management has established an objective to increase the rate of this growth. The rate of return on equity times the percent of earnings retained equals the internal capital growth percentage. The following table illustrates this relationship:

[BAR/LINE GRAPH]
NET INTEREST INCOME
(In Millions of Dollars)

          INTEREST       INTEREST       NET INTEREST
          INCOME         EXPENSE          INCOME
          --------       --------       ------------
1993       $57.1          $                $34.7
1994       $56.7          $                $37.5
1995       $62.5          $                $38.5
1996       $63.7          $                $39.2
1997       $66.5          $                $40.5

                RELATIONSHIP BETWEEN SIGNIFICANT FINANCIAL RATIOS

                                                                 Internal
                     Return               Earnings                capital
                   on equity              retained                growth
--------------------------------------------------------------------------
1997                 11.77%        X        55.94%        =        6.58%
1996                 11.63         X        59.88         =        6.96
1995                 11.35         X        62.72         =        7.12

    Management decided to increase the dividend payout during 1997 for the ninth year in a row while maintaining a minimum rate of internal capital growth of 6.0%. As shown above, the Company achieved an actual rate of 6.58%. Management plans to continue to maintain a minimum 6.0% internal capital growth rate, while providing a dividend payout ratio that is consistent with banking industry standards.

    The ability of the Company to obtain funds for its cash requirements, including the payment of dividends, is largely dependent on the dividends which may be declared by its subsidiaries. At December 31, 1997, the aggregate amount which could be paid to the Company by its subsidiaries as dividends, without obtaining prior approval from regulatory agencies, was in excess of $12.4 million. These regulatory restrictions have had no impact, and are expected to have none in the future, on the ability of the Company to meet its cash obligations.

RESULTS OF OPERATIONS

Net interest income increased by $1,342,000 in 1997, $719,000 in 1996 and $997,000 in 1995 or by 3.4%, 1.9% and 2.7%, respectively. On a fully taxable equivalent basis the annual rates of increase would have been3.1% in 1997, 1.7% in 1996 and 2.2% in 1995.


[BAR/LINE GRAPH]
ALLOWANCE FOR LOAN LOSSES
(In Millions of Dollars)

          ALLOWANCE TO LOANS       NET CHARGE-OFFS
          AT YEAR END              TO AVERAGE LOANS
          ------------------       ----------------
1993           1.30%                    .10%
1994           1.24%                    .19%
1995           1.35%                    .13%
1996           1.40%                    .20%
1997           1.50%                    .10%


    As was discussed earlier, changes in net interest income result from changes in the mix of average earning assets and interest bearing liabilities during a period, as well as from changes in the related yields earned and rates paid. Average balances, yields and rates for the three most recent years are set forth in the following table:

(Dollars in thousands)                         1997         1996         1995
--------------------------------------------------------------------------------
Average earning assets                      $ 732,324    $ 721,420    $ 716,704
Yields earned (fully taxable equivalent)         9.19%        8.95%        8.84%
Average interest bearing liabilities        $ 622,737    $ 614,497    $ 611,571
Rates paid                                       4.18%        3.99%        3.93%
Net yield on earning assets                      5.64         5.55         5.49


    Rates increased slightly in the first quarter of 1997 after a year of flat rates in 1996. Rates had decreased in the second half of 1995. As discussed above, management of the Company's gap allowed the yield on earning assets to increase by .24%, while allowing rates paid on interest bearing liabilities to increase by only .19%. The result was an increase in net yield for 1997 of .09%. During 1996, the increase in net yield was .06%.

    Average earning assets, interest income, interest expense and net interest income all increased during 1997. This was due to the increase in loans outstanding and higher interest rates. For 1996, the increase in net interest income resulted from an increase in loans outstanding. Performance at the net interest income level in future periods will still be primarily dependent upon general interest rate developments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION and Results of Operations


    To lessen the impact of interest rate fluctuations, the Company has increased the volume of single family fixed rate loans sold, as discussed in the "Financial Condition" section. During 1997, over $40 million in loans were sold with the Company retaining servicing rights. The amount of loans sold with retained servicing rights was over $38 million during 1996. All of the loans sold are without recourse and as discussed in Note A to the Consolidated Financial Statements, the Company has adopted Statement of Financial Accounting Standards No. 122 "Accounting for Mortgage Servicing Rights" effective January 1, 1996. At the end of 1997 and 1996, loans being held for sale amounted to $5.2 million and $5.3 million, respectively. The Company plans to continue this activity in the future but the level of activity will largely depend upon external market factors.

    The provision for loan losses which is charged to operations is based on the growth of the loan portfolio, the amount of the net loan losses incurred and management's estimation of inherent losses based on an evaluation of portfolio risk, collateral value, and certain economic factors. The provision was $1,781,000 in 1997 compared to $1,929,000 in 1996 and $1,583,000 in 1995. Net loan losses were $636,000, in 1997, $1,130,000 in 1996 and $695,000 in 1995. On
a percentage basis the net charge-offs to average loans decreased to .10% in 1997 from the levels of .20% in 1996 and .13% in 1995.

    The provision for loan losses is determined by management on an ongoing basis in order to maintain the allowance for loan losses at an adequate level. The allowance at December 31, 1997 stood at $9,533,000 or 1.50% of outstanding loans, compared to $8,388,000 or 1.40% in 1996 and $7,589,000 or 1.35% in 1995.
The amounts provided during any given period are dependent upon management's review process and assessment of the perceived loss exposure in the then outstanding loan portfolio.

[BAR GRAPH]
NONPERFORMING LOANS TO TOTAL LOANS
(As of December 31)

1993      .72%
1994      .70%
1995      .65%
1996      .61%
1997      .59%


[BAR GRAPH]
RETURN ON ASSETS (ROA)

1993      .75%
1994     1.07%
1995     1.13%
1996     1.24%
1997     1.32%


    As shown in the following table, management was again able to improve the quality of the loan portfolio during 1997. On a percentage basis, nonperforming loans decreased to .59% of total loans at December 31, 1997, a continued reduction from the previous year end of .61% and a level of .65% in 1995. Coverage of nonperformings by the allowance stood at252% at year end 1997, up from the 231% coverage level attained in 1996 and the level of 207% in 1995. Management intends to continue in its efforts toward improving the quality of the loan portfolio.

                                                  December 31,
(Dollars in thousands)                   1997         1996         1995
------------------------------------------------------------------------
Nonaccrual loans                        $1,594      $ 1,538      $ 2,061
Accruing loans past due
 90 days or more                         1,068          901          915
Restructured loans                       1,117        1,195          694
                                        ------      -------      -------
Total nonperforming loans               $3,779      $ 3,634      $ 3,670
                                        ======      =======      =======
Nonperforming loans/total loans           .59%         .61%         .65%
Loan loss allowance/
 nonperforming loans                      252%         231%         207%


    The gross interest income that would have been recorded in 1997 for nonaccrual and restructured loans as of December 31, 1997, assuming interest had been accrued throughout the year in accordance with original terms, is $223,000. The comparable 1996 total for these loan categories was $194,000. The amount of interest income recorded on these loans and included in income was $89,000 in 1997 and $72,000 in 1996.

    Noninterest income increased $1,480,000 in 1997 after increases of $1,475,000 in 1996 and $453,000 in 1995. Exclusive of securities gains and losses, it increased $1,314,000 in 1997, $1,434,000 in 1996, and $446,000 in
1995. Gains from the sale of loans continued to grow in 1997, increasing by $280,000. Gains on loan sales had increased $488,000 in 1996 compared to a decrease of $38,000 in 1995. The large increase in 1996 and continued growth in 1997 is primarily due to the adoption of Financial Accounting Standards Board Statement 122 "Accounting for Mortgage Servicing Rights" as of January 1, 1996. See Notes A and F to the Financial Statements for further information about this change. The effect on future noninterest income will be dependent on the level of additional mortgage loans serviced for others, offset by the amortization of loan servicing rights. Noninterest income was also affected by the increase in trust services income of $325,000 in 1997. During 1996 and 1995, trust income had risen $404,000 and $280,000, respectively.

    Noninterest expense increased $1,558,000 in 1997, $302,000 in 1996 and $153,000 during 1995. The salaries and employee benefits expense for 1997 increased $461,000 from the prior year. For 1996 and 1995 the increases over prior year for salaries and employee benefits was $631,000 and $557,000, respectively. A substantial reduction in FDIC premiums in 1996 helped to moderate the increase in noninterest expense for that year. The 1996 FDIC premium was down $786,000 from that of 1995.

[BAR GRAPH]
RETURN ON EQUITY (ROE)

1993       8.70%
1994      11.30%
1995      11.35%
1996      11.63%
1997      11.77%


    The income tax provision for 1997 and 1996 increased by $596,000 and $622,000, respectively, mainly due to improved pretax income.

    Results of operations can be measured by various ratio analyses. Two widely recognized performance indicators are return on equity and return on assets. As indicated by the table of consolidated selected financial data, the Company's return on equity was 11.77%, up from the 11.63% during 1996 and the 11.35% achieved during 1995. The return on assets for 1997 increased to 1.32%, up from the levels of 1.24% in 1996 and 1.13% in 1995. Management believes that the Company's fundamental operations have been improving, as the results of the last three years have shown.


ISSUED BUT NOT YET ADOPTED ACCOUNTING POLICIES

See Note A to the Consolidated Financial Statements for a discussion of accounting pronouncements issued by the Financial Accounting Standards Board which the Company is not required to implement until periods subsequent to December31, 1997.


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


YEAR 2000 COMPLIANCE

A significant issue has emerged in the banking industry and for the economy overall regarding how existing application software programs and operating systems can accommodate the date value for the year 2000. The financial impact to the Company to ensure year 2000 compliance is not anticipated by management to be material to the financial position, results of operations or cash flow of the Company.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of the Company's transactions are denominated in U.S. dollars with no specific foreign exchange exposure. The Company has only limited agricultural loan assets and therefore has no significant exposure to changes in commodity prices. Any impacts that changes in foreign exchange rates and commodity prices would have on interest rates are assumed to be insignificant.

    Interest rate risk ("IRR") is the exposure of a banking organization's financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability and stockholder value, however excessive levels of IRR could pose a significant threat to the Company's earnings and capital base. Accordingly, effective risk management that maintains IRR at prudent levels is essential to the Company's safety and soundness.

    Evaluating a financial institution's exposure to changes in interest rates includes assessing both the adequacy of the management process used to control IRR and the organization's quantitative level of exposure. When assessing the IRR management process, the Company seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain IRR at prudent levels with consistency and continuity. Evaluating the quantitative level of IRR exposure requires the Company to assess the existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity, and, where appropriate, asset quality.

    The Federal Reserve Board, together with the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation, adopted a Joint Agency Policy Statement on IRR, effective June 26, 1996. The policy statement provides guidance to examiners and bankers on sound practices for managing IRR, which will form the basis for ongoing evaluation of the adequacy of IRR management at supervised institutions. The policy statement also outlines fundamental elements of sound management that have been identified in prior Federal Reserve guidance and discusses the importance of these elements in the context of managing IRR. Specifically, the guidance emphasizes the need for active board of director and senior management oversight and a comprehensive risk management process that effectively identifies, measures, and controls IRR.

    Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest an institution earns on its assets and owes on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, an institution is exposed to lower profit margins (or losses) if it cannot adapt to interest rate changes. For example, assume that an institution's assets carry intermediate- or long-term fixed rates and that those assets are funded with short-term liabilities. If market interest rates rise by the time the short-term liabilities must be refinanced, the increase in the institution's interest expense on its liabilities may not be sufficiently offset if assets continue to earn at the long-term fixed rates. Accordingly, an institution's profits could decrease on existing assets because the institution will either have lower net interest income or, possibly, net interest expense. Similar risks exist when assets are subject to contractual interest rate ceilings, or rate sensitive assets are funded by longer-term, fixed-rate liabilities in a decreasing rate environment.

    Various techniques might be used by an institution to minimize IRR. One approach used by the Company is to periodically analyze its assets and liabilities and make future financing and investment decisions based on payment streams, interest rates, contractual maturities, and estimated sensitivity to actual or potential changes in market interest rates. Such activities fall under the broad definition of asset/liability management. The Company's primary asset/liability management technique is the measurement of its asset/liability gap. That is, the difference between the cash flow amounts of interest-sensitive assets and liabilities that will be refinanced or repriced during a given period. For example, if the asset amount to be repriced exceeds the corresponding liability amount for a certain day, month, year, or longer period, the institution is in an asset-sensitive gap position. In this situation, net interest income would increase if market interest rates rose or decrease if market interest rates fell. If, alternatively, more liabilities than assets will reprice, the institution is in a liability-sensitive position. Accordingly, net interest income would decline when rates rose and increase when rates fell. Also, these examples assume that interest rate changes for assets and liabilities are of the same magnitude, whereas actual interest rate changes generally differ in magnitude for assets and liabilities.

    Several ways an institution can manage IRR include: selling existing assets or repaying certain liabilities; matching repricing periods for new assets and liabilities for example, by shortening terms of new loans or investments; and hedging existing assets, liabilities, or anticipated transactions. An institution might also invest in more complex financial instruments intended to hedge or otherwise change IRR. Interest rate swaps, futures contracts, options on futures, and other such derivative financial instruments often are used for this purpose. Because these instruments are sensitive to interest rate changes, they require management expertise to be effective. The Company has not purchased derivative financial instruments in the past and does not presently intend to purchase such instruments.

    Financial institutions are also subject to prepayment risk in falling rate environments. For example, mortgage loans and other financial assets may be prepaid by a debtor so that the debtor may refund its obligations at new, lower rates. Prepayments of assets carrying higher rates reduce the Company's interest income and overall asset yields. Certain portions of an institution's liabilities may be short-term or due on demand, while most of its assets may be invested in long-term loans or investments. Accordingly, the Company seeks to have in place sources of cash to meet short-term demands. These funds can be obtained by increasing deposits, borrowing, or selling assets. Also, Federal Home Loan Bank advances and short-term borrowings provide additional sources of liquidity for the Company.

    The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 1997. The Company had no derivative financial instruments, or trading portfolio, as of that date. The expected maturity date values for loans receivable, mortgage-backed securities, and investment securities were calculated without adjusting the instrument's contractual maturity date for expectations of prepayments. Expected maturity date values for interest-bearing core deposits were not based upon estimates of the period over which the deposits would be outstanding, but rather the opportunity for repricing. Similarly, with respect to its variable rate instruments, the Company believes that repricing dates, as opposed to expected maturity dates may be more relevant in analyzing the value of such instruments and are reported as such in the following table. Company borrowings are also reported based on conversion or repricing dates.

QUANTITATIVE DISCLOSURES OF MARKET RISK


                                                        Principal Amount Maturing in:
                                        -------------------------------------------------------------------------- Fair Value
                                         1998        1999        2000        2001     2002  Thereafter   Total      12/31/97
------------------------------------------------------------------------------------------------------------------------------
Rate sensitive assets:
   Fixed interest rate loans           $133,464    $114,957    $127,370    $56,719   $37,969   $31,282   $501,761    $503,464
     Average interest rate                 9.36%       8.95%       9.24%      8.94%     9.01%     8.17%      9.09%
   Variable interest rate loans        $124,676    $    496    $    877    $    36   $   655   $ 6,991   $133,731     133,484
     Average interest rate                 9.57%       9.66%       9.43%      9.82%     8.90%     9.88%      9.58%
   Fixed interest rate securities      $ 24,195    $ 12,050    $ 25,987    $16,332   $ 1,703   $ 5,281   $ 85,548      85,650
     Average interest rate                 5.04%       5.82%       6.33%      6.24%     6.64%     6.86%      5.92%
   Variable interest rate securities       --          --      $    126       --     $ 2,166   $    93   $  2,385       2,385
     Average interest rate                 --          --          6.41%      --        6.87%     6.11%      6.82%
   Other interest bearing assets       $ 16,091        --          --         --        --        --     $ 16,091      16,091
     Average interest rate                 5.45%       --          --         --        --        --         5.45%

Rate sensitive liabilities:
   Savings & interest
    bearing checking                   $284,644        --          --         --        --        --     $284,644     284,644
     Average interest rate                 2.53%       --          --         --        --        --         2.53%
   Time deposits                       $195,454    $ 99,589    $ 21,657    $15,485   $ 8,287      --     $340,472     348,242
     Average interest rate                 5.77%       5.77%       5.91%      6.11%     6.19%     --        29.75%
   Variable interest
    rate borrowings                    $  5,000        --          --         --        --        --     $  5,000       4,804
     Average interest rate                 5.67%       --          --         --        --        --         5.67%


CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)


Year ended December 31,                           1997       1996        1995
--------------------------------------------------------------------------------
Interest income:
   Loans, including fees                         $60,039   $ 55,561    $ 53,297
   Investment securities:
      Taxable                                      5,437      6,489       6,680
      Tax-exempt                                     656        964       1,300
   Short-term investments                            411        730       1,216
                                                 -------   --------    --------
                         TOTAL INTEREST INCOME    66,543     63,744      62,493

Interest expense:
   Deposits                                       25,755     24,293      23,917
   Borrowings                                        247        252          96
                                                 -------   --------    --------
                        TOTAL INTEREST EXPENSE    26,002     24,545      24,013
                                                 -------   --------    --------
                           NET INTEREST INCOME    40,541     39,199      38,480

Provision for loan losses                          1,781      1,929       1,583
                                                 -------   --------    --------
                     NET INTEREST INCOME AFTER
                     PROVISION FOR LOAN LOSSES    38,760     37,270      36,897

Noninterest income:
   Trust department income                         4,483      4,158       3,754
   Fees for other customer services                3,689      3,305       2,782
   Net gains on sale of loans                        975        695         207
   Net investment securities gains (losses)           80        (86)       (127)
   Other                                           1,800      1,475       1,456
                                                 -------   --------    --------
                                                  11,027      9,547       8,072
                                                 -------   --------    --------
                                                  49,787     46,817      44,969

Noninterest expenses:
   Salaries and employee benefits                 18,545     18,084      17,453
   Net occupancy                                   2,699      2,523       2,445
   Furniture and equipment                         2,049      1,774       1,717
   Data processing                                 1,736      1,510       1,376
   Advertising                                     1,225      1,379       1,128
   fdic premiums                                      90         11         797
   Other                                           8,292      7,797       7,860
                                                 -------   --------    --------
                                                  34,636     33,078      32,776
                                                 -------   --------    --------

Income before income tax expense                  15,151     13,739      12,193
Income tax expense                                 4,702      4,106       3,484
                                                 -------   --------    --------
                                    NET INCOME   $10,449   $  9,633    $  8,709
                                                 =======   ========    ========

Earnings per share:
   Basic                                         $  1.78   $   1.64    $   1.48
   Diluted                                          1.77       1.64        1.48


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

December 31,                                                 1997        1996
--------------------------------------------------------------------------------
ASSETS
   Cash and due from banks                                $  33,208   $  38,662

   Short-term investments:
      Federal funds sold                                     14,300
      Money market investments                                1,791         285

   Investment securities:
      Available for sale                                     76,981     101,959
      Held to maturity (fair value:
        1997 - $11,054; 1996 - $18,626)                      10,952      18,662

   Loans                                                    635,492     598,623
   Allowance for loan losses                                 (9,533)     (8,388)
                                                          ---------   ---------
                                     NET LOANS              625,959     590,235

   Premises and equipment                                    25,397      24,679
   Accrued interest receivable                                5,326       5,208
   Other assets                                              10,482       9,663
                                                          ---------   ---------
                                  TOTAL ASSETS            $ 804,396   $ 789,353
                                                          =========   =========


LIABILITIES
   Noninterest bearing deposits                           $  69,687   $  74,365
   Interest bearing deposits                                625,116     601,743
                                                          ---------   ---------
                                TOTAL DEPOSITS              694,803     676,108

   Federal Home Loan Bank advances                            5,000
   Federal funds purchased                                   16,015
   Accrued interest payable                                   3,309       2,770
   Other liabilities                                          8,593       7,847
                                                          ---------   ---------
                             TOTAL LIABILITIES              711,705     702,740


STOCKHOLDERS' EQUITY
   Common stock, no par value:
      Authorized shares - 10,000,000
      Shares issued and outstanding - 5,877,601 in 1997
        and 5,598,267 in 1996                                25,050      18,555
   Retained earnings                                         67,693      68,343
   Securities valuation                                         (52)       (285)
                                                          ---------   ---------
                    TOTAL STOCKHOLDERS' EQUITY               92,691      86,613
                                                          ---------   ---------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $ 804,396   $ 789,353
                                                          =========   =========


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands, except per share data)


                                                    Common    Retained  Securities
                                                    Stock     Earnings   Valuation    Total
--------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1995                        $ 18,555    $ 57,113    $(2,473)   $73,195
   Net income for the year                                       8,709                 8,709
   Cash dividends, $.55 per share                               (3,247)               (3,247)
   Net unrealized holding losses on
   securities transferred from the held to
    maturity category to the available for sale
    category, net of income tax benefits of $42                               (82)       (82)
   Change in unrealized gains and losses,
    net of income taxes of $1,298                                           2,410      2,410
                                                  --------    --------    -------    -------

BALANCE AT DECEMBER 31, 1995                        18,555      62,575       (145)    80,985
   Net income for the year                                       9,633                 9,633
   Cash dividends, $.66 per share                               (3,865)               (3,865)
   Change in unrealized gains and losses,
    net of income tax benefit of $76                                         (140)      (140)
                                                  --------    --------    -------    -------

BALANCE AT DECEMBER 31, 1996                        18,555      68,343       (285)    86,613
   Net income for the year                                      10,449                10,449
   Cash dividends, $.78 per share                               (4,591)               (4,591)
   Common stock issued in payment of
    5% stock dividend - 279,334 shares
    (cash in lieu of fractionals - $13)              6,495      (6,508)                  (13)
   Change in unrealized gains and losses,
    net of income taxes of $125                                               233        233
                                                  --------    --------    -------    -------
BALANCE AT DECEMBER 31, 1997                      $ 25,050    $ 67,693    $   (52)   $92,691
                                                  ========    ========    =======    =======


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)


Year ended December 31,                                                  1997         1996        1995
-------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income                                                          $ 10,449    $  9,633    $  8,709
   Adjustments to reconcile net income to net cash
    provided by operating activities:
      Proceeds from sale of mortgage loans held for sale                 40,030      38,452      31,745
      Origination of mortgage loans held for sale                       (39,920)    (39,505)    (34,237)
      Depreciation and amortization                                       2,174       1,880       1,805
      Provision for loan losses                                           1,781       1,929       1,583
      Realized gain on sale of loans                                       (975)       (695)       (207)
      Other                                                                 757      (1,150)        371
      (Increase) decrease in other real estate                             (651)       (963)        183
      Increase (decrease) in interest payable                               539         (66)        610
      Deferred income tax (credit)                                         (410)       (172)       (331)
      (Increase) decrease in interest receivable                           (118)        571        (615)
      Amortization of investment securities premium                          89         188         269
      Realized net investment securities (gains) losses                     (80)         86         127
                                                                       --------    --------    --------
                           NET CASH PROVIDED BY OPERATING ACTIVITIES     13,665      10,188      10,012

INVESTING ACTIVITIES
   Net increase in loans                                                (36,640)    (37,114)    (18,046)
   Proceeds from maturities of available for sale securities             30,669      35,483      11,008
   Net (increase) decrease in short-term investments                    (15,806)     17,362     (13,088)
   Purchases of available for sale securities                            (8,915)    (32,041)    (19,366)
   Proceeds from maturities of held to maturity securities                7,871       6,379      18,226
   Proceeds from sale of available for sale securities                    3,617       8,995      14,874
   Purchases of premises and equipment                                   (2,859)     (3,853)     (1,963)
   Purchases of held to maturity securities                                (205)       (196)       (650)
   Proceeds from sale of premises and equipment                              73         212          53
                                                                       --------    --------    --------
                               NET CASH USED BY INVESTING ACTIVITIES    (22,195)     (4,773)     (8,952)
                                                                       --------    --------    --------

FINANCING ACTIVITIES
   Increase (decrease) in federal funds purchased                       (16,015)     16,015
   Net increase (decrease) in deposits                                   18,695     (11,046)      1,952
   Increase in Federal Home Loan borrowings                               5,000
   Cash dividends                                                        (4,604)     (3,865)     (3,247)
                                                                       --------    --------    --------
                    NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES      3,076       1,104      (1,295)
                                                                       --------    --------    --------
                      INCREASE (DECREASE) IN CASH AND DUE FROM BANKS     (5,454)      6,519        (235)
   Cash and due from banks at beginning of year                          38,662      32,143      32,378
                                                                       --------    --------    --------
                              CASH AND DUE FROM BANKS AT END OF YEAR   $ 33,208    $ 38,662    $ 32,143
                                                                       ========    ========    ========

SUPPLEMENTAL CASH FLOW INFORMATION:
   Interest paid                                                       $ 25,463    $ 24,611    $ 23,403
                                                                       ========    ========    ========
   Income taxes paid                                                   $  5,047    $  4,581    $  3,444
                                                                       ========    ========    ========

NONCASH TRANSACTIONS:
   Investment securities transferred to available for sale             $      0    $      0    $ 34,299
                                                                       ========    ========    ========


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All dollar amounts presented in the tables are in thousands, except per share data)

NOTE A - ACCOUNTING POLICIES

ORGANIZATION: Michigan Financial Corporation (the "Company"), is a bank holding company operating primarily in the Upper Peninsula of Michigan. The Company, through its seven subsidiary banks and one insurance subsidiary, provides a full range of banking and trust services to eight of the fifteen counties in the Upper Peninsula. One of its banks also operates a loan production office in northeastern Wisconsin.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Significant intercompany balances and transactions have been eliminated in preparing the consolidated financial statements.

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

MORTGAGE BANKING ACTIVITIES: The Company routinely originates mortgage loans for sale to the secondary market, and sells the loans and retains the right to service them. Effective January 1, 1996 the Company adopted Financial Accounting Standards Board ("FASB") Statement 122, "Accounting for Mortgage Servicing Rights," which requires the cost of rights to service mortgage loans to be capitalized, regardless of whether those rights were acquired through a purchase transaction or through loan origination activities. Prior to adoption of Statement 122, only those loan servicing rights acquired through purchase were required to be capitalized, and the Company had no such activity.

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

    The unamortized cost of loan servicing rights is periodically evaluated for impairment. For purposes of measuring impairment, the mortgage servicing rights are stratified based on the predominant risk characteristic of the underlying loans. These risk characteristics include loan type (conventional or government insured, fixed or adjustable rate), term (15 year or 30 year), and note rate. Impairment represents the amount by which the unamortized cost of an individual stratum exceeds its fair value, and is recognized through a valuation allowance.

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

    Overall, concentrations of credit for loans and loan commitments are to customers located primarily in the local areas served by the subsidiary banks, all of which are in the Upper Peninsula of Michigan.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All dollar amounts presented in the tables are in thousands, except per share data)


PENSION PLAN: The Company and its subsidiary banks have a noncontributory defined benefit pension plan covering all qualified employees who have at least one year of service. Annual costs charged against income are computed using the projected unit credit actuarial cost method.

STOCK COMPENSATION: Expense for employee compensation under stock option plans is based on Accounting Principles Board Opinion 25, with expense reported only if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are provided as if the fair value method of FASB Statement 123 were used for stock-based compensation.

PER SHARE CALCULATIONS: Basic and diluted earnings per share are computed under FASB Statement 128, "Earnings Per Share," a new accounting standard effective in the quarter ended December 31, 1997. All prior amounts have been restated to be comparable. Basic earnings per share is based on net income divided by the weighted-average number of shares outstanding during the period. Diluted earnings per share shows the dilutive effect of additional common shares issuable under stock options.

CASH AND CASH EQUIVALENTS: For the purpose of presentation in the Statements of Cash Flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions "Cash" and "Cash and Due from Banks." These items have an original maturity of three months or less and are generally due on demand.

FAIR VALUES OF FINANCIAL INSTRUMENTS: Disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value is presented in Note Q. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Certain financial instruments and all nonfinancial instruments are excluded. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

PENDING ACCOUNTING CHANGES: In 1997, the FASB issued Statement 130, "Reporting Comprehensive Income," which will require future reporting of comprehensive income (net income plus changes in holding gains and losses on available for sale securities) and Statement 131, "Disclosures about Segments of an Enterprise and Related Information," which may require redetermination of industry segment financial information.

NOTE B - RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

Subsidiary banks are required to maintain average reserve balances by the Federal Reserve Bank. The amount of those average reserve balances required as of December 31, 1997 and 1996, respectively, was $6,945,000 and $5,884,000.


NOTE C - INVESTMENT SECURITIES

The following is a summary of available for sale securities and held to maturity securities:

                                                    Gross       Gross
                                      Amortized   Unrealized  Unrealized   Fair
                                         Cost       Gains      Losses     Value
                                         ----       -----      ------     -----
December 31, 1997                            Available for Sale Securities
--------------------------------------------------------------------------------
U.S. Treasury and government agencies   $58,922   $   174    $   (213)   $58,883
Mortgage-backed                          14,293        60        (107)    14,246
Corporate                                   300         5                    305
Other                                     3,547                            3,547
                                        -------   -------    --------    -------
                                        $77,062   $   239    $   (320)   $76,981
                                        =======   =======    ========    =======

                                               Held to Maturity Securities
                                        ----------------------------------------
States and political subdivisions       $10,952   $   125    $    (23)   $11,054
                                        =======   =======    ========    =======

December 31, 1996                             Available for Sale Securities
--------------------------------------------------------------------------------
U.S. Treasury and government agencies   $71,447   $   213    $   (404)  $ 71,256
Mortgage-backed                          27,090       103        (365)    26,828
Corporate                                   502        15                    517
Other                                     3,358                            3,358
                                       $102,397   $   331    $   (769)  $101,959
                                       ========   =======    ========   ========

                                               Held to Maturity Securities
                                        ----------------------------------------
States and political subdivisions       $18,662   $   106    $   (142)   $18,626
                                        =======   =======    ========    =======


    Investment securities with a book value of $10,449,000 were pledged at December 31, 1997 as collateral to secure public deposits and for other purposes.

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

    Sales of available for sale securities were as follows:

                                       1997           1996           1995
---------------------------------------------------------------------------
Total proceeds                     $   3,617      $   8,995      $  14,874
Gross realized gains                     126             13
Gross realized losses                     46             99            127

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All dollar amounts presented in the tables are in thousands, except per share data)


    The amortized cost and estimated fair value of investment securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                            Amortized    Fair
                                              Cost       Value
--------------------------------------------------------------------------------
Available for sale:
   Due in one year or less                   $13,253    $13,110
   Due after one year through five years      45,969     46,078
                                             -------    -------
                                              59,222     59,188
   Mortgage-backed securities                 14,293     14,246
   Equity securities                           3,547      3,547
                                             -------    -------
                                             $77,062    $76,981
                                             =======    =======

                                            Amortized     Fair
                                              Cost        Value
--------------------------------------------------------------------------------
Held to maturity:
   Due in one year or less                   $ 5,477    $ 5,488
   Due after one year through five years       4,226      4,269
   Due after five years through ten years      1,249      1,297
                                             -------    -------
                                             $10,952    $11,054
                                             =======    =======


NOTE D - LOANS AND THE ALLOWANCE FOR LOAN LOSSES
A summary of loans outstanding follows:

December 31                                   1997        1996
--------------------------------------------------------------------------------
Commercial, financial, and agricultural     $263,727    $247,344
Real estate-mortgage                         240,399     218,144
Real estate-construction                      13,648      12,771
Consumer                                     117,718     120,364
                                            --------    --------
                                            $635,492    $598,623
                                            ========    ========

The following table presents changes in the allowance for loan losses:

Year ended December 31                  1997         1996        1995
--------------------------------------------------------------------------------
Balance at beginning of year           $ 8,388     $ 7,589     $ 6,701
Provision for loan losses                1,781       1,929       1,583
Recoveries                                 343         260         250
Loans charged-off                         (979)     (1,390)       (945)
                                       -------     -------     -------
Balance at end of year                 $ 9,533     $ 8,388     $ 7,589
                                       =======     =======     =======

Information regarding impaired loans follows:

                                                               1997       1996
--------------------------------------------------------------------------------
Year end loans with no allowance for loan losses allocated    $  988    $  631
Year end loans with allowance for loan losses allocated          730       646
Amount of the allowance allocated                                231       369
Average of impaired loans during the year                      1,937     1,426
Interest income recognized during impairment                     107        20
Cash basis interest income recognized                             99        13


NOTE E - RELATED PARTY TRANSACTIONS

Certain directors and executive officers of the Company and its significant subsidiary banks, including their immediate families and companies in which they are principal owners, are loan customers of the subsidiary banks. Such loans are made in the ordinary course of business at the banks' normal credit terms, including interest rate and collateralization, and do not represent more than a normal risk of collection. The aggregate dollar amount of loans to these 44 persons was $19,982,000 and $17,217,000 at December 31, 1997 and 1996,
respectively. During 1997, $8,820,000 of new loans were made and repayments totaled $6,055,000.


NOTE F - LOAN SERVICING

The unpaid principal balance of mortgage loans serviced for others was $352,936,000 at December 31, 1997 and $224,012,000 at December 31, 1996. These
loans are not included in the consolidated balance sheet. Custodial escrow balances maintained in connection with the serviced loans, and included in demand deposits, were $1,655,000 at December 31, 1997 and $309,000 at December 31, 1996.

    The carrying value of loan servicing rights was $1,076,000 and $459,000 as of December 31, 1997 and 1996 respectively, and the fair value was $1,089,000 and $491,000 at those respective dates. During 1997, a valuation allowance was established and $17,000 was charged to expense. At December 31, 1997 the allowance amounted to $17,000. No allowance was necessary during 1996.

    Activity for capitalized loan servicing rights was as follows:

                                                       1997          1996
--------------------------------------------------------------------------------
Balance at January 1                                 $    459      $     0
Additions                                                 700          481
Amortization                                              (83)         (22)
Sales                                                       0            0
                                                     --------      -------
Balance at December 31                               $  1,076      $   459
                                                     ========      =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All dollar amounts presented in the tables are in thousands, except per share data)


NOTE G - PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

December 31                                            1997           1996
--------------------------------------------------------------------------------
Land                                                $   2,866      $   2,823
Buildings and improvements                             25,476         24,164
Furniture, fixtures and equipment                      15,540         15,001
Construction in progress                                  363            441
                                                    ---------      ---------
                                                       44,245         42,429
Accumulated depreciation                              (18,848)       (17,750)
                                                    ---------      ---------
                                                    $  25,397      $  24,679
                                                    =========      =========


NOTE H - DEPOSITS

The aggregate amount of short-term jumbo CD's, each with a minimum denomination of $100,000, was approximately $46,073,000 and $37,181,000 at December 31, 1997
and 1996, respectively.

    At December 31, 1997, the scheduled maturities of CD's are as follows:

--------------------------------------------------------------------------------
1998                                                             $ 195,454
1999                                                                99,589
2000                                                                21,657
2001                                                                15,485
2002 and thereafter                                                  8,287
                                                                 ---------
                                                                 $ 340,472
                                                                 =========


NOTE I - FEDERAL HOME LOAN BANK ADVANCES

Advances from the Federal Home Loan Bank of Indianapolis (the "FHLB") were as follows at December 31, 1997:

--------------------------------------------------------------------------------
5.65% advance, due January 1999                                  $   2,000
5.686% advance, due December 2000                                    3,000
                                                                 ---------
                                                                 $   5,000
                                                                 =========

    The fixed interest rates apply until January 20, 1998 for the $2,000,000 advance and until December 10, 1998 for the $3,000,000. On those dates or at any three month interval thereafter, the FHLB has the option to convert either or both advances to an adjustable rate. After conversion the three month LIBOR rate would apply for the remaining term until maturity.

    Investment securities with a book value of $5,525,000 were pledged at December 31, 1997 as collateral for the advances.

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

    Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Company meets all capital adequacy requirements to which it is subject.

    The Company's actual and capital amounts and rates are presented below:

                                                                      Minimum            To Be Well
                                                                     Required         Capitalized Under
                                                                    For Capital       Prompt Corrective
                                                   Actual         Adequacy Purposes    Action Provision
                                             Amount      Ratio     Amount    Ratio      Amount    Ratio
-------------------------------------------------------------------------------------------------------
As of December 31, 1997
   Total capital (to risk-weighted assets) $ 100,567     15.8%    $ 50,850     8%      $ 63,563    10%
   Tier I capital (to risk-weighted assets)   92,621     14.6       25,425     4         38,138     6
   Tier I capital (to average assets)         92,621     11.6       32,073     4         40,091     5


NOTE K - EMPLOYEE BENEFIT PLANS

PENSION PLAN: The Company and its subsidiary banks have a noncontributory defined benefit pension plan covering all employees who have at least one year of service and have attained age twenty one. Benefits are based on years of service and the employee's highest average earnings during any consecutive five year period of employment. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide for benefits attributed to service to date and for benefits expected to be earned in the future.

    The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheets:

December 31                                                                          1997         1996
--------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Accumulated benefit obligation, including vested benefits of
    $11,038,000 in 1997 and $9,681,000 in 1996                                    $ 11,204      $  9,852
                                                                                  ========      ========
Projected benefit obligation for service rendered to date                         $ 16,674      $ 15,992
Plan assets at fair value, primarily U.S. Government and corporate bonds,
 listed stocks and mutual funds                                                     16,511        13,839
                                                                                  --------      --------
Projected benefit obligation in excess of plan assets                                  163         2,153
Unrecognized net gain (loss) from past experience different from that assumed
 and effects of changes in assumptions                                               1,139        (1,381)
Prior service cost not yet recognized in net periodic pension cost                  (1,033)       (1,133)
Unrecognized net asset at January 1 being recognized over 20 years                     420           472
                                                                                  --------      --------
Accrued pension cost                                                              $    689      $    111
                                                                                  ========      ========


Net pension cost included the following components:

Year ended December 31                              1997        1996      1995
--------------------------------------------------------------------------------
Service cost--benefits earned during the year     $   788    $   867    $   595
Interest cost on projected benefit obligation       1,041      1,037        880
Actual return on plan assets                       (3,023)    (1,662)    (1,985)
Net amortization and deferral                       1,893        660      1,097
                                                  -------    -------    -------
Net pension cost                                  $   699    $   902    $   587
                                                  =======    =======    =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All dollar amounts presented in the tables are in thousands, except per share data)


Assumptions used in the accounting were:

December 31                                          1997      1996      1995
--------------------------------------------------------------------------------
Weighted average discount rate                       7.00%     7.25%     7.25%
Rate of increase in future compensation levels       5.00%     6.00%     6.00%
Expected long-term rate of return on plan assets     9.00%     9.00%     9.00%

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN: The Company and its subsidiary banks also have a contributory qualified Employee Savings and Stock Ownership Plan
(KSOP) covering all qualified employees who have at least one year of service and have attained age twenty one, which functions as an ESOP/401(k) plan. During 1995, employees could contribute up to 4% of their compensation and the Company and its subsidiary banks matched 25% of the amount of such employee contributions. During 1996, the match levels were increased to 6% and 30%, respectively, and in 1997 to 6% and 35% respectively. In addition, each employee could contribute amounts in excess of the 4% and 6% limits, up to the lesser of 15% of compensation or federal tax limits, with no Company or member bank participation. The matching contribution formula is determined annually and requires approval of the Company's Board of Directors. Expense for this plan was $174,000 for 1997, $141,000 for 1996 and $82,000 for 1995. At December 31, 1997,
the KSOP owned 151,707 shares of the outstanding common stock of the Company.


NOTE L - POSTRETIREMENT BENEFIT PLAN

The Company and its subsidiary banks provide certain health care and life insurance benefits for retired employees through an unfunded plan. Substantially all employees who retired on or before December 31, 1994 became eligible for these benefits provided they reached age 65 with at least ten years of credited service while still working for the Company or a subsidiary bank. Substantially all employees retiring after1994 will be provided life insurance benefits and will be allowed to participate in the health care plan provided they reach age 65 with at least 15 years of credited service after age 45 while still working for the Company or a subsidiary bank. These and similar benefits for active employees are provided through insurance companies whose premiums are based on the benefits paid during the year.

    The following table presents the postretirement benefit plan's unfunded status reconciled with amounts recognized in the Company's consolidated balance sheets:

December 31                                              1997         1996
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
   Retirees                                             $ 1,319      $1,352
   Fully eligible active plan participants                   90          39
   Other active plan participants                           505         416
                                                        -------      ------
Total unfunded obligation                                 1,914       1,807
Unrecognized prior service cost                             180          92
Unrecognized net loss                                      (276)       (138)
                                                        -------      ------
Accrued postretirement benefit cost                     $ 1,818      $1,761
                                                        =======      ======


Net periodic postretirement benefit cost included the following components:

Year ended December 31                         1997        1996         1995
--------------------------------------------------------------------------------
Service cost                                 $    76      $    68      $   41
Interest cost                                    132          126         117
Amortization and deferral                         (7)          (4)         (5)
                                             -------      -------      ------
Net periodic postretirement benefit cost     $   201      $   190      $  153
                                             =======      =======      ======

    The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.00% at December 31, 1997, and 7.25% at December 31, 1996. The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is 9.25% for 1998 (9.75% for 1997) and is assumed to decrease uniformly each year to 5.25% by the year 2005 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 and 1996 by 10.55% and 10.79%, respectively, and the aggregate of the service and interest cost components of net periodic postretirement benefit for 1997 by 14.57%.


NOTE M - INCOME TAX

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities recorded in the Company's consolidated balance sheets are as follows:

December 31                                                1997         1996
--------------------------------------------------------------------------------
Deferred tax assets:
   Allowance for loan losses                            $  2,902      $  2,597
   Postretirement benefit obligation                         616           598
   Deferred compensation and director fees                   482           475
   Net unrealized losses                                      28           100
   Other                                                     625           521
                                                        --------      --------
                                                           4,653         4,291
                                                        --------      --------
Deferred tax liabilities:
   Accumulated book depreciation                           1,178         1,051
   Other                                                     298           137
                                                        --------      --------
                                                           1,476         1,188
                                                        --------      --------
   Net deferred tax assets                              $  3,177      $  3,103
                                                        ========      ========


Income tax expense is composed of the following amounts:

Year ended December 31                       1997           1996         1995
--------------------------------------------------------------------------------
Currently payable                           $  5,112     $  4,278      $  3,815
Deferred tax credit                             (410)        (172)         (331)
                                            --------     --------      --------
Income tax on income before income tax      $  4,702     $  4,106      $  3,484
                                            ========     ========      ========

    Applicable income taxes (benefits) on investment securities transactions amounted to $28,000, $[30,000], and $[44,000] in 1997, 1996 and 1995,
respectively, and are included in income tax expense. The components of income tax expense for 1996 and 1995 have been reclassified to reflect the tax returns as filed.

    The reasons for the difference between income tax expense and the amount computed by applying the statutory federal income tax rate to income before income tax are as follows:

Year ended December 31                          1997          1996       1995
--------------------------------------------------------------------------------
Income before income tax expense               $ 15,151    $ 13,739    $ 12,193
                                               ========    ========    ========
Federal income tax computed at 35%             $  5,303    $  4,809    $  4,268
Deduct effect of:
   Tax-exempt bond and loan interest income        (593)       (662)       (757)
   Other items-net                                   (8)        (41)        (27)
                                               --------    --------    --------
                                               $  4,702    $  4,106    $  3,484
                                               ========    ========    ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All dollar amounts presented in the tables are in thousands, except per share data)


NOTE N - STOCK OPTIONS

FASB Statement 123, "Accounting for Stock-Based Compensation," became effective in 1996 and requires pro forma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following pro forma information presents net income and earnings per share had this statement's fair value method been used to measure compensation cost for stock option plans. Compensation cost actually recognized for stock options was $0 for 1997, 1996, and 1995.

                                               1997          1996         1995
--------------------------------------------------------------------------------
Net income as reported                       $ 10,449     $  9,633      $  8,709
Pro forma net income                           10,205        9,499         8,704

Basic earnings per share as reported         $   1.78     $   1.64      $   1.48
Pro forma basic earnings per share               1.74         1.62          1.48

Diluted earnings per share as reported           1.77         1.64          1.48
Pro forma diluted earnings per share             1.73         1.61          1.48

In future years, the pro forma effect of not applying this standard is expected to increase as additional options are granted.

    Stock option plans are used to reward key employees and provide them with an additional equity interest. Options are issued for 10 year periods, with vesting occurring after the first three years. At year end 1997, 145,950 shares were authorized for future grants. Information about option grants follows.

                                  Number   Weighted-average   Weighted-average
                                of options  exercise price  fair value of grants
--------------------------------------------------------------------------------
Outstanding, beginning of 1995    49,350        $ 18.09           $ 18.09
Granted                           49,350          26.66             12.38
                                 -------
Outstanding, end of 1995          98,700          22.38             15.24
Granted                           49,350          22.14             10.48
                                 -------
Outstanding, end of 1996         148,050          22.30             13.65
Granted                             NONE
                                 -------
Outstanding, end of 1997         148,050          22.30             13.65
                                 =======


Options exercisable at year end are as follows:

                                                Number          Weighted-average
                                              of options         exercise price
--------------------------------------------------------------------------------
1995                                              NONE
1996                                              NONE
1997                                            49,350               $ 18.09

    The fair value of options granted during 1996 and 1995 is estimated using the following weighted-average information: risk-free interest rate of 6.26% and 5.45%, expected life of 7 years, expected volatility of stock price of 56% and 58%, and expected dividends of 3.1% per year.

At year end 1997 options outstanding were as follows:

--------------------------------------------------------------------------------
Number of options                                              148,050
Range of exercise price                                    $18.09 - $26.66
Weighted-average exercise price                                $22.30
Weighted-average remaining option life                       7.96 years
For options now exercisable: Number                            49,350
     Weighted-average exercise price                           $18.09


    On January 23, 1998, an additional 48,000 options were granted at a price of $28.50.

NOTE O - EARNINGS PER SHARE

A reconciliation of the numerators and denominators of the earnings per share computations is presented below. Weighted-average share amounts are presented in thousands.

Year ended December 31                                1997     1996      1995
--------------------------------------------------------------------------------
Basic Earnings Per Share
   Net income                                       $10,449   $9,633    $8,709
                                                    =======   ======    ======
   Weighted-average common shares outstanding         5,878    5,878     5,878
                                                    =======   ======    ======
      Basic Earnings Per Share                      $  1.78   $ 1.64    $ 1.48
                                                    =======   ======    ======
Diluted Earnings Per Share
   Net income                                       $10,449   $9,633    $8,709
                                                    =======   ======    ======
   Weighted-average common shares outstanding         5,878    5,878     5,878
   Add dilutive effects of assumed exercises
    under stock options                                  13        8         6
                                                    -------   ------    ------
   Weighted-average common and dilutive
    potential common shares outstanding               5,891    5,886     5,884
                                                    =======   ======    ======
      Diluted Earnings Per Share                    $  1.77   $ 1.64    $ 1.48


    Stock options for 49,350 shares of common stock granted during 1995 were not considered in the computations above because they were antidilutive.


NOTE P - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Loan commitments are made to accommodate the financial needs of customers of the subsidiary banks. Standby letters of credit commit the banks to make payments on behalf of customers when certain specified future events occur. Both arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to normal credit policies. Collateral is obtained based on management's credit assessment of the customer.

    The maximum exposure to credit loss for unfunded loans and unused lines of credit, substantially all of which are at adjustable rates of interest, and standby letters of credit outstanding at December 31, 1997 follows:

                                                   Loan      Standby Letters
Expiration Date                                 Commitments     of Credit
--------------------------------------------------------------------------------
1998                                            $ 101,113      $   3,106
1999                                               10,444          5,375
2000                                                  542            449
2001                                                  474            539
2002                                                9,482             96
Thereafter                                            886            480
                                                ---------      ---------
                                                $ 122,941      $  10,045
                                                =========      =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All dollar amounts presented in the tables are in thousands, except per share data)


NOTE Q - FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

                                       DECEMBER 31, 1997      December 31, 1996
                                       CARRYING     FAIR      Carrying-    Fair
                                        AMOUNT      VALUE      Amount      Value
--------------------------------------------------------------------------------
Financial assets:
   Cash and short-term investments    $ 49,299    $ 49,299   $ 38,947   $ 38,947
   Investment securities -
     Available for sale                 76,981      76,981    101,959    101,959
     Held to maturity                   10,952      11,054     18,662     18,626
   Loans, less allowance               625,959     627,415    590,235    597,873

Financial liabilities:
   Deposits                           $694,803    $702,573   $676,108   $684,019
   Federal Home Loan Bank advances       5,000       4,804
   Federal funds purchased                                     16,015     16,015


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

    OFF-BALANCE-SHEET INSTRUMENTS: Fair values for the Company's off-balance-sheet instruments (lending commitments and standby letters of credit) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing (loan commitments) and discounted cash flow analyses (standby letters of credit). The fair value of these off-balance-sheet items approximates the recorded amounts of the related fees and is not material at December 31, 1997 and 1996.

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

    FEDERAL HOME LOAN BANK ADVANCES: Fair values are estimated using discounted cash flow based on current borrowing rates for similar arrangements.

NOTE R - MICHIGAN FINANCIAL CORPORATION (PARENT COMPANY ONLY)
FINANCIAL INFORMATION

The Company's primary source of funds to pay dividends to stockholders is the dividends it receives from the subsidiary banks. The subsidiary banks are subject to certain restrictions on the amount of dividends that they may declare without prior regulatory approval. At December 31, 1997, $12,491,000 of retained earnings was available for dividend declaration without prior regulatory approval.

    Following are condensed parent company financial statements.

                            CONDENSED BALANCE SHEETS

December 31                                                                          1997          1996
--------------------------------------------------------------------------------------------------------
ASSETS
   Cash                                                                           $  6,946      $  3,692
   Investment in bank subsidiaries                                                  84,333        80,644
   Investment in insurance subsidiary                                                1,920         1,833
   Premises and equipment                                                            1,576         1,732
   Other assets                                                                        946         1,320
                                                                                  --------      --------
                                                   TOTAL ASSETS                   $ 95,721      $ 89,221
                                                                                  ========      ========

LIABILITIES
   Accrued expenses and other liabilities                                         $  3,030      $  2,608

                                           STOCKHOLDERS' EQUITY                     92,691        86,613
                                                                                  --------      --------
                     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $ 95,721      $ 89,221
                                                                                  ========      ========


                         CONDENSED STATEMENTS OF INCOME

Year ended December 31                                                 1997          1996          1995
--------------------------------------------------------------------------------------------------------
Income:
   Dividends from subsidiary banks                                   $  7,700     $  6,900      $  5,500
   Fees from subsidiary banks                                           5,702        4,909         4,690
   Interest from subsidiary banks                                         130           44            18
   Investment securities gains                                            109           13
   Interest from investment securities                                     20           37
   Other                                                                   46           13            21
                                                                     --------     --------      --------
                                                   TOTAL INCOME        13,707       11,916        10,229
Expenses:
   Salaries and employee benefits                                       3,414        3,211         2,927
   Data processing                                                      1,488        1,285         1,167
   Interest                                                                                           36
   Other                                                                2,314        1,966         1,794
                                                                     --------     --------      --------
                                                 TOTAL EXPENSES         7,216        6,462         5,924
Income before income tax and equity in
 undistributed net income of subsidiaries                               6,491        5,454         4,305
Income tax credit                                                        (414)        (514)         (389)
                                                                     --------     --------      --------
Income before equity in undis-tributed
 net income of subsidiaries                                             6,905        5,968         4,694
Equity in undistributed net income of:
   Bank subsidiaries                                                    3,453        3,473         3,841
   Insurance subsidiary                                                    91          192           174
                                                                     --------     --------      --------
                                                     NET INCOME      $ 10,449     $  9,633      $  8,709
                                                                     ========     ========      ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All dollar amounts presented in the tables are in thousands, except per share data)


                       CONDENSED STATEMENTS OF CASH FLOWS

Year ended December 31                                                 1997          1996          1995
--------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income                                                        $ 10,449     $  9,633      $  8,709
   Adjustments to reconcile net income to net cash
    provided by operating activities:
      Undistributed earnings of subsidiaries                           (3,544)      (3,665)       (4,015)
      Decrease in other real estate                                       250
      Depreciation and amortization                                       248          189           205
      Realized investment securities gains                               (109)         (13)
      Accretion of investment securities discount                         (20)          (2)
      Deferred income tax (credit)                                         (7)           4            10
      Other                                                               477         (161)          266
                                                                     --------     --------      --------
                                        NET CASH PROVIDED BY
                                        OPERATING ACTIVITIES            7,744        5,985         5,175

INVESTING ACTIVITIES
   Proceeds from sale of available for sale securities                  1,356          996
   Purchases of available for sale securities                          (1,227)        (981)
   Purchases of premises and equipment                                    (15)        (130)         (267)
   Investment in subsidiary bank                                                                  (1,000)
   Proceeds from sale of premises and equipment                                          2            15
   Payments received on land contract for sale of assets                                              26
                                                                     --------     --------      --------
                                    NET CASH PROVIDED (USED)
                                     BY INVESTING ACTIVITIES              114         (113)       (1,226)

FINANCING ACTIVITIES
   Cash dividends                                                      (4,604)      (3,865)       (3,247)
                                                                     --------     --------      --------
                                            NET CASH USED BY
                                        FINANCING ACTIVITIES           (4,604)      (3,865)       (3,247)
                                                                     --------     --------      --------
                                            INCREASE IN CASH            3,254        2,007           702
Cash at beginning of year                                               3,692        1,685           983
                                                                     --------     --------      --------
                                         CASH AT END OF YEAR         $  6,946     $  3,692      $  1,685
                                                                     ========     ========      ========

REPORT OF INDEPENDENT AUDITORS



Board of Directors and Stockholders
Michigan Financial Corporation
Marquette, Michigan

We have audited the accompanying consolidated balance sheets of Michigan Financial Corporation and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Corporation as of December 31, 1995 were audited by other auditors whose report dated January 19, 1996 expressed an unqualified opinion on those statements.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Michigan Financial Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                         /s/ CROWE, CHIZEK AND COMPANY LLP

                                         CROWE, CHIZEK AND COMPANY LLP

Grand Rapids, Michigan
January 16, 1998



QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
(In thousands, except per share data)

                                                       1997                                    1996
                                     --------------------------------------   ---------------------------------------
                                       First     Second    Third    Fourth     First     Second     Third    Fourth
                                      Quarter    Quarter  Quarter   Quarter   Quarter    Quarter   Quarter   Quarter
---------------------------------------------------------------------------------------------------------------------
Interest income                      $ 15,939  $ 16,555   $16,931  $ 17,118  $ 15,688   $ 15,736  $ 15,994   $ 16,326
Net interest income                     9,738    10,069    10,330    10,404     9,535      9,652     9,917     10,095
Provision for loan losses                 204       454       601       522       200        330       616        783
Investment securities gains (losses)                           59        21                  (13)       (4)       (69)
Noninterest income                      2,479     2,671     2,836     2,961     2,180      2,273     2,390      2,790
Noninterest expense                     8,539     8,595     8,745     8,757     8,250      8,131     8,127      8,570
Income tax expense                      1,051     1,155     1,202     1,294       929      1,050     1,093      1,034
Net income                              2,423     2,536     2,677     2,813     2,336      2,401     2,467      2,429
Basic earnings per share                  .41       .43       .46       .48       .40        .41       .42        .41
Diluted earnings per share                .41       .43       .45       .48       .40        .41       .42        .41


Per share amounts have been adjusted to reflect a 5% stock dividend paid on June 20, 1997.

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

LEGAL COUNSEL
Foster, Swift, Collins & Smith, P.C.
313 South Washington Square
Lansing, Michigan 48933-2193

INDEPENDENT AUDITORS
Crowe, Chizek and Company llp
Riverfront Plaza Building
55 Campau Avenue, N.W.
Grand Rapids, Michigan 49503-2613

ANNUAL MEETING
The annual stockholders' meeting will be held on Tuesday, April 28, 1998 at the Holiday Inn, U.S. Highway 41 West, Marquette, Michigan at 1:30 p.m. local time.

    Management urges all stockholders to vote their shares so they may participate in the important decisions that will be made at this meeting.

MARKET MAKERS
The following firms are currently the primary market makers for- Michigan Financial- Corporation stock:

First of Michigan Corporation
Herzog, Heine, Geduld, Inc.
Paine Webber Inc.
Roney & Company

FORM 10-K
Copies of the Company's annual Form 10-k report filed with the Securities and Exchange Commission may be obtained without charge by written request to Kenneth
F. Beck, Secretary.

DIVIDEND REINVESTMENT PLAN
Stockholders may acquire additional stock in the Company free of service fees and brokerage commissions by automatic reinvestment of their dividends. For further information, please- contact:

Norwest Bank Minnesota, N.A.,
Stock Transfer Department
161 North Concord Exchange, P.O. Box 738
South St. Paul, Minnesota 55075-0738
800/468-9716 or 612/450-4064

MARKET PRICE AND
DIVIDEND INFORMATION

                    Dividends
                    per share  High    Low     Close
-----------------------------------------------------
1996
First quarter         $0.16   $29.05  $26.19   $27.14
Second quarter         0.17    28.10   21.19    21.67
Third quarter          0.17    24.17   20.00    20.48
Fourth quarter         0.17    24.29   20.95    22.86

1997
First quarter         $0.19   $24.52  $22.86   $23.69
Second quarter         0.19    23.81   21.67    23.38
Third quarter          0.20    30.00   23.00    30.00
Fourth quarter         0.20    32.88   28.00    31.75

Amounts have been adjusted to reflect 5% stock dividend paid on June 20, 1997.

    The Company's common stock trades on The Nasdaq Stock MarketSM under the symbol MFCB. Stock price quotations can be found in major daily newspapers and in The Wall Street Journal. The range of high and low prices for the eight quarters ended December 31, 1997 is shown above, along with the closing prices.

    At December 31, 1997, there were 5,877,601 shares outstanding and approximately 1,818 stockholders of record. Inasmuch as many stockholders retain their shares in "street name," the number of individual stockholders is larger than the number of registered stockholders.


                                       40