Form 10-K405, Exhibit 13
period 1998-12-31
MICHIGAN FINANCIAL CORP
filed 1999-03-22
CIK 65637

EXHIBIT 13


Consolidated Selected Financial Data
(amounts in thousands, except per share data)

                                              1998          1997           1996           1995           1994
Summary of Operations
Net interest income                      $    40,315    $    40,541    $    39,199    $    38,480   $     37,483
Provision for loan losses                        905          1,781          1,929          1,583          1,121
Noninterest income                            13,948         11,027          9,547          8,072          7,619
Noninterest expenses                          36,828         34,636         33,078         32,776         32,623
Income tax expense                             5,353          4,702          4,106          3,484          3,206
Net income                                    11,177         10,449          9,633          8,709          8,152

Per Share Data*
Basic earnings                           $      1.81    $      1.69    $      1.56    $      1.41   $       1.32
Diluted earnings                                1.80           1.69           1.56           1.41           1.32
Cash dividends                                  0.90           0.74           0.63           0.53           0.46
Stockholders' equity                           15.97          15.02          14.03          13.12          11.86

Year End Balances
Total assets                             $   843,493    $   804,396    $   789,353    $   778,316   $    767,573
Investment securities                         96,048         87,933        120,621        139,731        160,694
Loans receivable                             608,694        630,321        593,342        560,891        540,841
Deposits                                     728,660        694,803        676,108        687,154        685,202
Debt                                           3,000          5,000         16,015
Stockholders' equity                          98,605         92,691         86,613         80,985         73,195

Other Managed Assets
Trust assets                             $ 1,378,436    $ 1,218,190    $ 1,052,475    $   960,094   $    780,651
Brokerage investment balances                153,348        101,328         69,760
Cash management accounts                      97,022         61,832         53,299

Statistical Summary (percentages)
Return on average total assets                  1.36%          1.32%          1.24%          1.13%          1.07%
Return on average stockholders' equity         11.78          11.77          11.63          11.35          11.30
Dividend payout ratio                          49.72          43.78          40.38          37.59          34.85
Average stockholders' equity
 to average total assets                       11.53          11.21          10.66           9.94           9.44

Regulatory Capital Ratios
Total risk-based capital                        16.6%          15.8%          15.8%          15.6%          14.9%
Tier 1 risk-based capital                       15.4           14.6           14.6           14.3           13.7
Leverage ratio                                  11.7           11.6           11.1           10.5            9.9


* Adjusted to reflect stock dividends paid in 1998 and 1997.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Sources and Uses of Funds Trends            1998                                 1997                     1996
                             Average      Increase (Decrease)     Average      Increase  (Decrease)      Average
(Amounts in thousands)       Balance       Amount       %         Balance       Amount        %          Balance
Funding sources:
Demand deposits-
   Noninterest bearing     $  72,045      $  3,917      5.7      $  68,128      $   (364)   (0.5)     $   68,492
   Interest bearing          149,786        10,194      7.3        139,592         5,953     4.5         133,639
Savings deposits             137,255       (13,185)    (8.8)       150,440       (14,712)   (8.9)        165,152
Time deposits                352,173        23,752      7.2        328,421        17,180     5.5         311,241
Short-term borrowings              0        (2,191)  (100.0)         2,191        (2,274)  (50.9)          4,465
Other debt                     3,597         1,504     71.9          2,093         2,093     NMF               0
Other                         46,036         4,577     11.0         41,459         3,028     7.9          38,431
     Total sources         $ 760,892      $ 28,568      3.9      $ 732,324      $ 10,904     1.5      $  721,420

Funding uses:
Loans                      $ 620,347      $     45      0.0      $ 620,302      $ 45,187     7.9      $  575,115
Taxable investment
 securities                   80,096        (9,884)   (11.0)        89,980       (20,730)  (18.7)        110,710
Tax-exempt investment
 securities                    7,560        (6,832)   (47.5)        14,392        (7,469)  (34.2)         21,861
Federal funds sold            50,239        43,035    597.4          7,204        (6,256)  (46.5)         13,460
Interest bearing deposits
 in other banks                    7             0      0.0              7             0     0.0               7
Other short-term
 investments                   2,643         2,204    502.1            439           172    64.4             267
     Total uses            $ 760,892      $ 28,568      3.9      $ 732,324      $ 10,904     1.5      $  721,420




Financial Condition
The Company functions as a financial intermediary, along with its seven subsidiary banks, and as such its financial condition should be examined in terms of trends in its sources and uses of funds. The comparison of average balances shown above indicates how the Company has managed its sources and uses of funds.
    As the primary source of funds, aggregate average deposits increased by $24,678,000, or 3.6%, in 1998 after increasing by $8,057,000, or 1.2%, in 1997.
Total deposits increased in 1998 due to continued growth in demand, both interest bearing and noninterest bearing, and time deposit categories. The Company continues to have success promoting the use of its interest bearing checking account, the "Right Account." The greatest volume decrease was in the savings deposit category. Part of the decrease can be attributed to the expanding use of in-house brokerage services and cash management accounts. The use of these fee-based customer services facilitates deposit transfers to money market and mutual funds, and annuity-based products. Savings were also moved by depositors to the time deposit area as rates in that area became more attractive. Both savings and time deposits continue to be major sources of funds for the Company.

Included in the time deposits category are $42.5 million in jumbo certificates of deposit. The Company's use of jumbo certificates is discussed in the "Liquidity and Interest Rate Sensitivity Management" section.
    At various times during the past three years, some of the subsidiary banks purchased federal funds. These purchases may or may not continue in the future.
    The Company entered into a borrowing arrangement with the Federal Home Loan Bank in December of 1997. Details of this borrowing are discussed in Note I to the Consolidated Financial Statements.
    The Company's primary use of funds traditionally is in the lending area. Funds not required to meet loan demand are invested in other earning assets. Average outstanding loans during 1998 remained consistent with 1997 levels after increasing $45.2 million or 7.9% in 1997.
    With loan levels stable, the aggregate of all other earning assets, representing alternative uses of funds, increased by $28.5 million, or 25.5% in 1998. All other earning assets decreased by $34.3 million or 23.4% in 1997. Any excess funds generated during the period were mainly used to increase federal funds sold.
    In addition to the above trends in the sources and uses of funds, the Company services loans for outside agencies, primarily Freddie Mac. At the end of 1998 the volume of Freddie Mac loans sold with servicing being retained and without recourse was $321 million. The comparable figure for 1997 was $239 million. The large increase in loan sales during 1998 effectively supports the changes in funding uses. Loan growth was offset by loan sales thus providing funds to increase other earning assets. The ability of the Company to sell these loans in large block amounts enables it to more effectively manage its funding operations.

Liquidity and Interest Rate Sensitivity Management
The primary functions of asset/liability management are to assure adequate liquidity and maintain an appropriate balance between interest sensitive earning assets and interest bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates by matching sources and uses of funds having common maturity dates and acceptable interest spreads. The Company has no investments in, and is not a party to, transactions involving derivative investments.
    Marketable investment securities, particularly those of shorter maturities, are the principal source of asset liquidity along with the Company's excess funds position at any given time. Securities maturing in one year or less had a carrying value of $7,319,000 at December 31, 1998, down from the $18,730,000 at December 31, 1997. The Company decreased its holdings of mortgage-backed securities to $7,773,000 at December 31, 1998 from $14,246,000 at December 31, 1997. Other types of short-term assets such as federal funds sold and money market investments are additional sources of liquidity. At December 31, 1998 the Company's position in short-term investments amounted to $51,114,000, up substantially from the $16,091,000 at the end of 1997.
    Historically, the Company's liquidity has been enhanced by a significant concentration of core deposits. However, there has been a continuing change in the deposit base over the last several years so that less stable short-term funding sources such as large denomination time deposits, money market certificates and federal funds purchased have also been used. The ability to acquire these funds as needed assists the Company in its management of liquidity. This necessitates having the ability to meet market interest rate levels at the time the funds are acquired and involves maintenance of an appropriate maturity distribution of purchased funds.
    The following table shows a comparison of the maturity distribution of jumbo certificates of deposit (those in amounts of $100,000 or more) for each of the last three years and also compares them as a percentage of total deposits outstanding. These certificates can be more expensive than traditional sources of deposits since availability is dependent upon market supply and demand.

                                                                                  December 31,
(in thousands)                                                          1998          1997          1996
Maturing in:
         3 months or less                                            $  12,805      $ 13,812      $ 12,914
         Over 3 through 6 months                                         8,878        10,715         7,992
         Over 6 through 12 months                                        9,537         8,586         7,156
         Over 12 months                                                 19,363        12,960         9,119
                                                                     $  50,583      $ 46,073      $ 37,181
      As a percent of deposits                                           6.94%         6.63%         5.50%

    Interest rate sensitivity varies with different types of interest earning assets and interest bearing liabilities. Overnight federal funds on which rates change daily and loans which are tied to the prime rate differ considerably from long-term investment securities and fixed rate loans. Similarly, jumbo certificates and money market certificates are much more rate sensitive than savings accounts. The shorter term interest rate sensitivities are the key to management of the interest sensitivity gap, the difference between interest sensitive earning assets and interest bearing liabilities.
    The following table presents information for the Company relative to the maturity structure for total interest bearing assets and liabilities at December 31, 1998.

                                                            Over 3        Total       Over 1
                                              3 Months      through      within       through      Over
      (In thousands)                           or less     12 months     1 year       5 years     5 years
Loans    $                                      171,992    $  76,621   $  248,613  $  323,696    $  36,385
Mortgage loans held-for-sale                         -            -            -           -        17,186
Investment securities                             4,662        2,657        7,319      75,859        5,097
Mortgage-backed securities                        1,013          620        1,633       5,472          668
      Other assets                               51,114           -        51,114          -            -
      Rate sensitive assets                     228,781       79,898      308,679     405,027       59,336
      Deposits:
         $100,000 or more                        12,805       18,415       31,220      19,363           -
         Other time                              47,400      102,726      150,126     155,948           -
         Savings                                296,044           -       296,044          -            -
      Other liabilities                              -         3,000        3,000          -            -
      Rate sensitive liabilities                356,249      124,141      480,390     175,311           -
      Interest rate sensitivity
       gap-period                            $ (127,468)  $  (44,243)  $ (171,711)  $ 229,716   $   59,336
      Interest rate sensitivity
       gap-cumulative                                     $ (171,711)  $ (171,711)  $  58,005   $  117,341

    Positive gap is the excess of assets which can be repriced by maturity within a specified time frame over interest bearing liabilities of similar maturity. The Company has focused on the imbalance of financing fixed rate assets with rate sensitive liabilities in an effort to manage its immediate gap, and avoid fluctuations in earnings during periods of volatile interest rates. A negative gap position favors the Company's operating results during periods of declining interest rates but has an unfavorable impact during periods of rising rates. The Company's current gap within one year is a negative $172 million at December 31, 1998.
    Included in the $480,390,000 of rate sensitive liabilities indicated as maturing within one year are $296,044,000 of NOW, savings and money market deposits which do not reprice in the same proportion as rate sensitive assets. If core deposits of $210,740,000 consisting of NOW and savings deposits were not included as rate sensitive liabilities, the Company would report a positive gap of $39.0 million or 5.2 percent of earning assets.

Capital Resources
Total equity growth has surpassed total asset growth over the past several years and amounted to 6.4% in 1998, 7.0% in 1997, and 6.9% in 1996. The equity increase due to operations was $5,672,000, $5,845,000 and $5,768,000 in 1998,
1997 and 1996 respectively. Equity was also impacted by security valuations each of these years. For 1998, equity increased by $242,000 due to investment security valuations including $48,000 on securities transferred from the held-to-maturity category to the available-for-sale category. During 1997 equity increased by $233,000 due to security valuations, while 1996 valuations caused equity to decrease by $140,000. Stockholders' equity increased from 11.52% of total assets at the end of 1997 to a level of 11.69% at the end of 1998.

    The Company's primary means of maintaining capital adequacy is through internal capital growth. The rate of return on equity times the percent of earnings retained equals the internal capital growth percentage. The following table illustrates this relationship:

                Relationship Between Significant Financial Ratios

                                                                  Internal
                           Return              Earnings           capital
                          on equity            retained           growth
19-98                     11.78%        X      50.24%       =     5.92%
19-97                     11.77         X      55.94        =     6.58
19-96                     11.63         X      59.88        =     6.96

         Management decided to increase the dividend payout during 1998 for the tenth year in a row. As shown above, the Company achieved an internal capital growth rate of 5.92%. Management continues to target 6% for internal capital growth, while providing a dividend payout ratio that is consistent with banking industry standards.
    The ability of the Company to obtain funds for its cash requirements, including the payment of dividends, is largely dependent on the dividends which may be declared by its subsidiary banks. At December 31, 1998, the aggregate amount which could be paid to the Company by its subsidiary banks and insurance subsidiary as dividends, without obtaining prior approval from regulatory agencies, was in excess of $10.5 million. These regulatory restrictions have had no impact, and are expected to have none in the future, on the ability of the Company to meet its cash obligations.

Results of Operations
Net interest income decreased by $226,000 or .6% in 1998. This contrasts with increases of $1,342,000 in 1997 and $719,000 in 1996 or 3.4% and 1.9%,
respectively. On a fully taxable equivalent basis the annual rate of increase (decrease) would have been (.1)% in 1998, 3.1% in 1997 and 1.7% in 1996.
    As was discussed earlier, changes in net interest income result from changes in the mix of average earning assets and interest bearing liabilities during a period, as well as from changes in the related yields earned and rates paid. Average balances, yields and rates for the three most recent years are set forth in the following table:

(Dollars in thousands)                                          1998              1997              1996
Average earning assets                                      $  760,892         $ 732,324        $  721,420
Yields earned (fully taxable equivalent)                          9.01%             9.19%             8.95%
Average interest bearing liabilities                        $  642,811         $ 622,737        $  614,497
Rates paid                                                        4.30%             4.18%             3.99%
Net yield on earning assets                                       5.38              5.64              5.55

    Rates remained flat for the first three quarters of 1998 then dropped sharply in the fourth quarter. Rates had increased slightly in the first quarter of 1997 after a year of flat rates in 1996. The yield on earning assets decreased by .18% in 1998 while rates paid on interest bearing liabilities increased by .12%. As a result, the net yield on earning assets decreased by
 .26%. During 1997, the net yield had increased by .09%.
    Average earning assets, interest income, interest bearing liabilities and interest expense all increased during 1998. Net interest income, however, decreased as the yield on earning assets dropped and the rates paid on liabilities increased. For 1997, the increase in net interest income resulted from an increase in loans outstanding and higher interest rates. Performance at the net interest income level in future periods will still be primarily dependent upon general interest rate developments.
    To lessen the impact of interest rate fluctuations, the Company has increased the volume of single family fixed rate loans sold, as discussed in the "Financial Condition" section. During 1998, over $108 million in loans were sold with the Company retaining servicing rights. The amount of loans sold with retained servicing rights was over $40 million during 1997. All of the loans sold are without recourse. At the end of 1998 and 1997, loans being held for sale amounted to $17.2 million and $5.2 million, respectively. The Company plans to continue this activity in the future but the level of activity will largely depend upon external market factors.
    The provision for loan losses which is charged to operations is based on the growth of the loan portfolio, the amount of the net loan losses incurred and management's estimation of inherent losses based on an evaluation of portfolio risk, collateral value, and certain economic factors. The provision was $905,000 in 1998 compared to $1,781,000 in 1997 and $1,929,000 in 1996. Net loan losses were $977,000, in 1998, $636,000 in 1997 and $1,130,000 in 1996. On a percentage basis the net charge-offs to average loans increased to .16% in 1998 from .10% in 1997 but down from .20% in 1996.
    The provision for loan losses is determined by management on an ongoing basis in order to maintain the allowance for loan losses at an adequate level. The allowance at December 31, 1998 stood at $9,461,000 or 1.55% of outstanding loans, compared to $9,533,000 or 1.51% in 1997 and $8,388,000 or 1.41% in 1996.
The amounts provided during any given period are dependent upon management's review process and assessment of the perceived loss exposure in the then outstanding loan portfolio.
    As shown in the following table, nonperforming loans increased to .89% of total loans at December 31, 1998, up from the previous year end of .60% and a level of .61% in 1996. Coverage of nonperformings by the allowance stood at 175% at year end 1998, down from the 252% coverage level attained in 1997 and the level of 231% in 1996.

                                                        December 31,
(Dollars in thousands)                         1998         1997        1996
Nonaccrual loans                             $ 3,701      $ 1,594      $ 1,538
Accruing loans past due:
 90 days or more                               1,152        1,068          901
      Restructured loans                         540        1,117        1,195
      Total nonperforming loans              $ 5,393      $ 3,779      $ 3,634
      Nonperforming loans/total loans            .89%         .60%         .61%
      Loan loss allowance/
       nonperforming loans                       175%         252%         231%

    The gross interest income that would have been recorded in 1998 for nonaccrual and restructured loans as of December 31, 1998, assuming interest had been accrued throughout the year in accordance with original terms, is $331,000. The comparable 1997 total for these loan categories was $223,000. The amount of interest income recorded on these loans and included in income was $93,000 in 1998 and $89,000 in 1997.
    Noninterest income increased $2,921,000 in 1998 after increases of $1,480,000 in 1997 and $1,475,000 in 1996. Exclusive of securities gains and losses, it increased $3,011,000 in 1998, $1,314,000 in 1997, and $1,434,000 in
1996. Gains from the sale of loans increased by $1,635,000 or 168% in 1998. Gains on loan sales had increased $280,000 in 1997 and $488,000 in 1996. The increase in gains on loan sales during 1998 is primarily due to the increased volume of loans sold in that period. The effect on future noninterest income will be dependent on the level of additional mortgage loans serviced for others, offset by the amortization of loan servicing rights. Fees recognized for investment services increased $418,000 or 67.6% in 1998 compared to an increase of $113,000 or 22.4% in 1997. Noninterest income was also affected by the increase in trust services income of $653,000 in 1998. During 1997 and 1996, trust income had risen $325,000 and $404,000, respectively.
    Noninterest expense increased $2,192,000 in 1998, $1,558,000 in 1997 and $302,000 during 1996. The salaries and employee benefits expense for 1998 increased $1,074,000 from the prior year. For 1997 and 1996 the increases over prior year for salaries and employee benefits was $461,000 and $631,000, respectively.
    The income tax provision for 1998 and 1997 increased by $651,000 and $596,000, respectively, mainly due to improved pretax income.
    Results of operations can be measured by various ratio analyses. Two widely recognized performance indicators are return on equity and return on assets. As indicated by the table of consolidated selected financial data, the Company's return on equity during 1998 was 11.78%, up from the 11.77% during 1997 and the 11.63% achieved during 1996. The return on assets for 1998 increased to 1.36%, up from the levels of 1.32% in 1997 and 1.24% in 1996. Management believes that the Company's fundamental operations have been improving, as the results of the last three years have shown.

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

Year 2000 Compliance
A significant issue has emerged in the banking industry and the economy overall regarding how existing application software programs and operating systems can accommodate the date value for the Year 2000. Programs and operating systems using a two digit date rather than a four digit date may calculate incorrectly or cease to operate after December 31, 1999. Initially this potential problem was believed to be limited to software programs and data applications (collectively referred to as "Information Technology" or "IT" systems) using date-related fields during processing. The scope of concern has since been expanded to include "non-IT" systems such as electronically controlled elevators and security systems.
    Since 1997, the Company has been engaged in a program to ensure that all computer systems will continue to make accurate date-related computations on and after January 1, 2000. Early in 1997, management appointed a team of individuals that would develop and administer a plan to address the Company's Year 2000 risks. The plan was to address both "IT" and "non-IT" systems using the following steps: (1) Inventory: identify all items to be included in the Year 2000 program; (2) Assessment: prioritize the inventory for review and determine the scope of remediation and testing effort required; (3) Conversion: make all the necessary changes to become Year 2000 compliant; (4) Testing: verify through structured testing that all inventory is in fact Year 2000 compliant; (5)
Implementation: position the inventory items back into production after testing is complete; and (6) Contingency Planning: design a contingency plan for all systems in the event of other unforeseen circumstances.
    As of December 31, 1998, the Company has completed the first two steps of its Year 2000 plan as well as step 6, contingency planning. A complete inventory of all Year 2000 items has been documented and a priority level has been assigned with regards to remediation and testing. Steps 3 and 4, conversion and testing, are well underway for all Year 2000 items and step 5, implementation, is completed as systems are designated as Year 2000 ready.
    Three "IT" systems have been recognized by the Company as being "mission critical" to its continuing operation. These systems received the highest priority level for remediation and testing. The first such system is the data processing service provided by Alltel Information Services, Inc. Alltel provides deposit and loan data processing services to the bank subsidiaries of the Company. Alltel is one of the nation's major providers of such services to financial institutions. In conjunction with Alltel, the Company believes it has identified all processing applications which are date-sensitive and has established timelines for testing and installing Year 2000 compliant software. This conversion began in September of 1998 with completion anticipated by April 30, 1999.
    The second mission critical system identified by the Company is the payment processing system used by the Company's banking subsidiaries. The Company contracts with Wausau Financial Services to provide this service. All phases of the Company's Year 2000 plan have been completed for this system and it has been tested and determined to be Year 2000 ready. The remediated software has been in production since September 1998.
    M&I Data Services, a subsidiary of Marshall & Ilsley Corporation, provides the third mission critical system to the Company, trust data processing and investment services technology. The Year 2000 plan with regards to this system is currently in the testing and conversion stages and is anticipated to be Year 2000 ready by April 30, 1999.
    All other third-party vendors for in-house systems, primarily PC-based applications, have been contacted to confirm that the Company's software is Year 2000 ready. Appropriate personnel within the Company have been assigned the responsibility to test and verify vendor claims about Year 2000 readiness. As of December 31, 1998, 90% of all in-house systems have been tested, converted and determined to be Year 2000 ready. The remaining systems are in the testing stage and are expected to be Year 2000 ready by June 30, 1999. Vendors for Year 2000 items noted as "non-IT" have also been contacted in regard to their state of Year 2000 readiness. The Company acknowledges risk in this area as failure with any of these systems is not under its control. The Company monitors Year 2000 efforts by each of the "non-IT" vendors through scheduled reviews. At this time, all "non-IT" vendors expect to be Year 2000 compliant prior to December 31, 1999.
    Another aspect included in the Year 2000 program, other than "IT" and "non-IT" computer systems, relates to the risks posed to the Company by customers. Borrowers and depositors having significant relationships with the Company have been identified in accordance with regulatory guidelines. The risk to the Company arising from the failure of these customers to address their Year 2000 concerns has been identified and is included in the contingency plan for continuing operations.
    The Year 2000 program implemented by the Company follows closely the process suggested by the Federal Financial Institutions Examination Council ("FFIEC"). The "FFIEC" is an interagency organization made up of regulatory agencies that monitor the safety and soundness of banks and savings associations. The "FFIEC" is responsible for supervising the efforts of financial institutions preparing for the Year 2000. The regulatory agencies are conducting special examinations of insured banks, including those subsidiaries of the Company, and savings associations to verify efforts toward attaining Year 2000 readiness.

Costs to date for Year 2000 remediation have not been material to the financial condition of the Company. All costs related to the Company's Year 2000 plan have been expensed as incurred. Total expenses recognized to date are $478,000 including $95,000 in personnel expense and $383,000 in hardware and software expense. Personnel expense relates to Year 2000 training, testing, customer awareness of Year 2000 concerns and evaluation of Year 2000 efforts of significant customers. Hardware and software costs include purchase/replacement of equipment, upgrades to software, and vendor costs related to Year 2000 remediation. Future expenses for Year 2000, including personnel, hardware and software expense, are estimated to be $180,000.

The Company has not identified any noncompliant systems for which a solution is not available. However, due to the general uncertainty inherent in the Year 2000 problem, the Company is unable to ensure its systems will not be impacted by the Year 2000. The failure to correct a material Year 2000 problem could result in an interruption in, or failure of, certain normal business activities. Such failures could materially affect the Company's results of operations and financial condition. The Year 2000 program implemented by the Company is expected to significantly reduce its level of uncertainty regarding Year 2000 exposure. Management believes that completion of the Year 2000 program as currently scheduled will greatly reduce the possibility of significant interruptions of normal operations.

Forward-Looking Statements
Except for the historical information contained in this report, certain statements made herein are forward-looking statements that involve risks and uncertainties and are subject to various factors that could cause actual results to differ materially from these statements. Factors that might cause such a difference include, but are not limited to, regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities, and competitive and regulatory factors.


Quantitative and Qualitative Disclosures about Market Risk


The Company's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of the Company's transactions are denominated in U.S. dollars with no specific foreign exchange exposure. The Company has only limited agricultural loan assets and therefore has no significant exposure to changes in commodity prices. Any impacts that changes in foreign exchange rates and commodity prices would have on interest rates are assumed to be insignificant.
    Interest rate risk ("IRR") is the exposure of a banking organization's financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability and stockholder value, however excessive levels of IRR could pose a significant threat to the Company's earnings and capital base. Accordingly, effective risk management that maintains IRR at prudent levels is essential to the Company's safety and soundness.
    Evaluating a financial institution's exposure to changes in interest rates includes assessing both the adequacy of the management process used to control IRR and the organization's quantitative level of exposure. When assessing the IRR management process, the Company seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain IRR at prudent levels with consistency and continuity. Evaluating the quantitative level of IRR exposure requires the Company to assess the existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity, and, where appropriate, asset quality.
    The Federal Reserve Board, together with the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation, adopted a Joint Agency Policy Statement on IRR, effective June 26, 1996. The policy statement provides guidance to examiners and bankers on sound practices for managing IRR, which will form the basis for ongoing evaluation of the adequacy of IRR management at supervised institutions. The policy statement also outlines fundamental elements of sound management that have been identified in prior Federal Reserve guidance and discusses the importance of these elements in the context of managing IRR. Specifically, the guidance emphasizes the need for active board of director and senior management oversight and a comprehensive risk management process that effectively identifies, measures, and controls IRR.
    Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest an institution earns on its assets and owes on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, an institution is exposed to lower profit margins (or losses) if it cannot adapt to interest rate changes. For example, assume that an institution's assets carry intermediate- or long-term fixed rates and that those assets are funded with short-term liabilities. If market interest rates rise by the time the short-term liabilities must be refinanced, the increase in the institution's interest expense on its liabilities may not be sufficiently offset if assets continue to earn at the long-term fixed rates. Accordingly, an institution's profits could decrease on existing assets because the institution will either have lower net interest income or, possibly, net interest expense. Similar risks exist when assets are subject to contractual interest rate ceilings, or rate sensitive assets are funded by longer-term, fixed-rate liabilities in a decreasing rate environment.
    Various techniques might be used by an institution to minimize IRR. One approach used by the Company is to periodically analyze its assets and liabilities and make future financing and investment decisions based on payment streams, interest rates, contractual maturities, and estimated sensitivity to actual or potential changes in market interest rates. Such activities fall under the broad definition of asset/liability management. The Company's primary asset/liability management technique is the measurement of its asset/liability gap. That is, the difference between the cash flow amounts of interest-sensitive assets and liabilities that will be refinanced or repriced during a given period. For example, if the asset amount to be repriced exceeds the corresponding liability amount for a certain day, month, year, or longer period, the institution is in an asset-sensitive gap position. In this situation, net interest income would increase if market interest rates rose or decrease if market interest rates fell. If, alternatively, more liabilities than assets will reprice, the institution is in a liability-sensitive position. Accordingly, net interest income would decline when rates rose and increase when rates fell. Also, these examples assume that interest rate changes for assets and liabilities are of the same magnitude, whereas actual interest rate changes generally differ in magnitude for assets and liabilities.
    Several ways an institution can manage IRR include: selling existing assets or repaying certain liabilities; matching repricing periods for new assets and liabilities for example, by shortening terms of new loans or investments; and hedging existing assets, liabilities, or anticipated transactions. An institution might also invest in more complex financial instruments intended to hedge or otherwise change IRR. Interest rate swaps, futures contracts, options on futures, and other such derivative financial instruments often are used for this purpose. Because these instruments are sensitive to interest rate changes, they require management expertise to be effective. The Company has not purchased derivative financial instruments in the past and does not presently intend to purchase such instruments.
    Financial institutions are also subject to prepayment risk in falling rate environments. For example, mortgage loans and other financial assets may be prepaid by a debtor so that the debtor may refund its obligations at new, lower rates. Prepayments of assets carrying higher rates reduce the Company's interest income and overall asset yields. Certain portions of an institution's liabilities may be short-term or due on demand, while most of its assets may be invested in long-term loans or investments. Accordingly, the Company seeks to have in place sources of cash to meet short-term demands. These funds can be obtained by increasing deposits, borrowing, or selling assets. Also, Federal Home Loan Bank advances and short-term borrowings provide additional sources of liquidity for the Company.
    The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 1998. The Company had no derivative financial instruments, or trading portfolio, as of that date. The expected maturity date values for loans receivable, mortgage-backed securities, and investment securities were calculated without adjusting the instrument's contractual maturity date for expectations of prepayments. Expected maturity date values for interest-bearing core deposits were not based upon estimates of the period over which the deposits would be outstanding, but rather the opportunity for repricing. Similarly, with respect to its variable rate instruments, the Company believes that repricing dates, as opposed to expected maturity dates may be more relevant in analyzing the value of such instruments and are reported as such in the following table. Company borrowings are also reported based on conversion or repricing dates. The Company does not believe that there has been a material change in the nature of the Company's primary market risk exposures from 1997 to 1998.


Quantitative Disclosures of Market Risk
                                                   Principal Amount Maturing in:                       Fair Value
                               1999       2000       2001       2002      2003   Thereafter    Total    12/31/98

Rate sensitive assets:
  Fixed interest rate loans           $125,967     $ 97,175     $123,655    $56,650     $38,312    $47,813     $ 489,572    $493,066
    Average interest rate                 8.76%        9.08%        9.02%      8.92%       8.72%      7.35%       8.77%
  Variable interest rate loans        $122,648     $    703     $  2,341    $ 1,822     $   151    $ 8,643     $136,308     $136,140
    Average interest rate                 9.09%        8.51%        8.70%      9.04%       9.48%      9.49%        9.11%
  Fixed interest rate securities      $  8,951     $  4,996     $ 20,470    $36,923     $17,347    $ 5,595     $ 94,282     $ 94,282
    Average interest rate                 5.31%        5.90%        5.90%      5.75%       5.91%      6.33%        5.81%
  Variable interest rate securities       --           --       $    730    $   866        --      $   170     $  1,766     $  1,766
    Average interest rate                 --           --           6.03%      6.11%       --         6.03%        6.07%
  Other interest bearing assets       $ 51,114         --           --         --          --         --       $ 51,114     $ 51,114
    Average interest rate                 4.64%        --           --         --          --         --           4.64%

Rate sensitive liabilities:
  Savings & interest
   bearing checking                   $296,044         --           --         --          --         --       $296,044     $296,044
    Average interest rate                 2.34%        --           --         --          --         --           2.34%
  Time deposits                       $181,346     $131,629     $ 22,876    $16,411     $ 4,395       --       $356,657     $367,515
    Average interest rate                 5.65%        5.72%        5.94%      6.09%       5.94%      --           5.72%
  Variable interest
   rate borrowings                    $  3,000         --           --         --          --         --       $  3,000     $  2,989
    Average interest rate                 5.69%        --           --         --          --         --           5.69%


Consolidated Statements of Income
(in thousands, except per share data)


Year ended December 31,                                                1998             1997             1996
Interest income:
   Loans, including fees                                             $ 59,828         $ 60,039         $ 55,561
   Investment securities:
      Taxable                                                           4,932            5,437            6,489
      Tax-exempt                                                          370              656              964
   Short-term investments                                               2,799              411              730
         Total Interest Income                                         67,929           66,543           63,744

Interest expense:
   Deposits                                                            27,407           25,755           24,293
   Borrowings                                                             207              247              252
         Total Interest Expense                                        27,614           26,002           24,545
         Net Interest Income                                           40,315           40,541           39,199

Provision for loan losses                                                 905            1,781            1,929
         Net Interest Income After Provision for Loan Losses           39,410           38,760           37,270

Noninterest income:
   Trust department                                                     5,136            4,483            4,158
   Fees for other customer services                                     2,860            3,071            2,800
   Net gains on sale of loans                                           2,610              975              695
   Investment services                                                  1,036              618              505
   Net securities gains (losses)                                          (10)              80              (86)
   Other                                                                2,316            1,800            1,475

                                                                       13,948           11,027            9,547
                                                                       53,358           49,787           46,817

Noninterest expenses:
   Salaries and employee benefits                                      19,619           18,545           18,084
   Net occupancy                                                        2,699            2,699            2,523
   Furniture and equipment                                              2,147            2,049            1,774
   Data processing                                                      1,943            1,736            1,510
   Advertising                                                          1,476            1,225            1,379
   Other                                                                8,944            8,382            7,808
                                                                       36,828           34,636           33,078

Income before income tax expense                                       16,530           15,151           13,739
Income tax expense                                                      5,353            4,702            4,106
         Net Income                                                  $ 11,177         $ 10,449         $  9,633

Earnings per share:
   Basic                                                             $   1.81         $   1.69         $   1.56
   Diluted                                                               1.80             1.69             1.56


See notes to consolidated financial statements.




Consolidated Statements of Comprehensive Income
(in thousands)


Year ended December 31,                                               1998              1997             1996
Net income                                                          $  11,177         $ 10,449         $  9,633
Other comprehensive income (expense):
   Unrealized gains (losses) on securities -
      Unrealized holding gains (losses) arising
       during period                                                      362              438             (301)
      Reclassification adjustment for (gains) losses
       included in net income                                              10              (80)              86

Other comprehensive income (expense)
 before income tax                                                        372              358             (215)
Income tax expense (credit) related to items
 of other comprehensive income                                            130              125              (75)
Other comprehensive income (expense),
 net of income tax                                                        242              233             (140)
            Comprehensive Income                                    $  11,419         $ 10,682         $  9,493

See notes to consolidated financial statements.

Consolidated Balance Sheets
(Dollars in thousands)


December 31,                                                                          1998              1997
Assets
   Cash and due from banks                                                         $   36,863         $  33,208

   Short-term investments:
      Federal funds sold                                                               46,450            14,300
      Money market investments                                                          4,664             1,791

   Mortgage loans held for sale                                                        17,186             5,171

   Securities:
      Available for sale                                                               96,048            76,981
      Held to maturity (fair value - $11,054 in 1997)                                                    10,952

   Loans                                                                              608,694           630,321
   Allowance for loan losses                                                           (9,461)           (9,533)
            Net Loans                                                                 599,233           620,788

   Premises and equipment                                                              25,752            25,397
   Accrued interest receivable                                                          4,769             5,326
   Other assets                                                                        12,528            10,482
            Total Assets                                                           $  843,493         $ 804,396


Liabilities
   Noninterest bearing deposits                                                    $   75,959         $  69,687
   Interest bearing deposits                                                          652,701           625,116
            Total Deposits                                                            728,660           694,803

   Federal Home Loan Bank advances                                                      3,000             5,000
   Accrued interest payable                                                             3,238             3,309
   Other liabilities                                                                    9,990             8,593
            Total Liabilities                                                         744,888           711,705


Stockholders' Equity
   Common stock, no par value:
      Authorized shares - 10,000,000
      Shares issued and outstanding - 6,173,268 in 1998 and 5,877,601 in 1997          35,741            25,050
   Retained earnings                                                                   62,674            67,693
   Accumulated other comprehensive income                                                 190               (52)
            Total Stockholders' Equity                                                 98,605            92,691
            Total Liabilities and Stockholders' Equity                             $  843,493         $ 804,396


See notes to consolidated financial statements.



Consolidated Statements of Changes in Stockholders' Equity
(dollars in thousands, except per share data)

                                                                                       Accumulated
                                                                                          Other
                                                        Common         Retained       Comprehensive
                                                         Stock         Earnings          Income          Total
Balance at January 1, 1996                            $ 18,555         $ 62,575         $ (145)        $ 80,985
   Net income for the year                                                9,633                           9,633
   Cash dividends, $.63 per share                                        (3,865)                         (3,865)
   Unrealized losses on securities                                                        (140)            (140)

Balance at December 31, 1996                            18,555           68,343           (285)          86,613
   Net income for the year                                               10,449                          10,449
   Cash dividends, $.74 per share                                        (4,591)                         (4,591)
   Common stock issued in payment of
    5% stock dividend - 279,334 shares
    (cash in lieu of fractionals - $13)                  6,495           (6,508)                            (13)
   Unrealized gains on securities                                                          233              233

Balance at December 31, 1997                            25,050           67,693            (52)          92,691
   Net income for the year                                               11,177                          11,177
   Cash dividends, $.90 per share                                        (5,543)                         (5,543)
   Common stock issued:
      Payment of 5% stock dividend - 293,367
       shares (cash in lieu of fractionals - $19)       10,634          (10,653)                            (19)
      Exercise of stock options, including
       related tax benefit - 2,300 shares                   57                                               57
   Net unrealized holding gains on securities
    transferred from the held to maturity
    category to the available for sale category,
    net of income taxes of $25                                                              48               48
   Unrealized gains on securities                                                          194              194
Balance at December 31, 1998                          $ 35,741         $ 62,674         $  190         $ 98,605


See notes to consolidated financial statements.



Consolidated Statements of Cash Flows
(in thousands)

Year ended December 31,                                               1998              1997             1996
Operating Activities
   Net income                                                       $  11,177         $ 10,449         $  9,633
   Adjustments to reconcile net income to net cash
    provided by operating activities:
      Origination of mortgage loans held for sale                    (117,681)        (39,920)          (39,505)
      Proceeds from sale of mortgage loans held for sale              108,276           40,030           38,452
      Realized gain on sale of loans                                   (2,610)            (975)            (695)
      Depreciation and amortization                                     2,347            2,174            1,880
      Other                                                            (1,617)             671           (1,150)
      Provision for loan losses                                           905            1,781            1,929
      (Increase) decrease in other real estate                            582             (651)            (963)
      (Increase) decrease in interest receivable                          557             (118)             571

      Deferred income tax (credit)                                          116             (324)            (172)
      Increase (decrease) in interest payable                               (71)             539              (66)
      Net (accretion) amortization of investment securities premium         (50)              89              188
      Realized net investment securities (gains) losses                      10              (80)              86
            Net Cash Provided by Operating Activities                     1,941           13,665           10,188

Investing Activities
   Purchases of available for sale securities                           (67,167)          (8,915)         (32,041)
   Proceeds from calls and maturities of available for sale securities   54,360           30,669           35,483
   Net (increase) decrease in short-term investments                    (35,023)         (15,806)          17,362
   Net (increase) decrease in loans                                      20,650          (36,640)         (37,114)
   Proceeds from calls and maturities of held to maturity securities      4,269            7,871            6,379
   Purchases of premises and equipment                                   (2,634)          (2,859)          (3,853)
   Proceeds from sale of available for sale securities                      836            3,617            8,995
   Proceeds from sale of premises and equipment                              71               73              212
   Purchases of held to maturity securities                                                 (205)            (196)
            Net Cash Used by Investing Activities                       (24,638)         (22,195)          (4,773)

Financing Activities
   Net increase (decrease) in deposits                                   33,857           18,695          (11,046)
   Cash dividends                                                        (5,562)          (4,604)          (3,865)
   Increase (decrease) in Federal Home Loan borrowings                   (2,000)           5,000
   Proceeds from exercise of stock options                                   57
   Increase (decrease) in federal funds purchased                                        (16,015)          16,015
            Net Cash Provided by Financing Activities                    26,352            3,076            1,104
            Increase (Decrease) in Cash and -Due from Banks               3,655           (5,454)           6,519
   Cash and due from banks at beginning of year                          33,208           38,662           32,143
            Cash and Due from Banks at End of Year                    $  36,863         $ 33,208         $ 38,662

Supplemental Cash Flow Information:
   Interest paid                                                      $  27,685         $ 25,463         $ 24,611
   Income taxes paid                                                  $   4,945         $  5,047         $  4,581

Noncash Transactions:
   Held to maturity securities transferred to available for sale      $   6,672         $      0         $      0

See notes to consolidated financial statements.



Notes to Consolidated Financial Statements
(All dollar amounts presented in the tables are in thousands, except per share data)

Note A - Summary of Significant Accounting Policies
Organization: Michigan Financial Corporation (the "Company"), is a bank holding company operating primarily in the Upper Peninsula of Michigan. The Company, through its seven subsidiary banks and one insurance subsidiary, provides a full range of banking and trust services to eight of the fifteen counties in the Upper Peninsula. One of its banks also operates a loan production office in Northeastern Wisconsin.

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

Securities: Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date (see also Note C regarding special reclassifications as of July 1, 1998). Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Held to maturity securities are stated at amortized cost.
    Debt securities not classified as held to maturity are classified as available for sale. Available for sale securities are stated at fair value, with the unrealized gains and losses, net of taxes, reported in a separate component of stockholders' equity.
    The amortized cost of debt securities classified as held to maturity or available for sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization and interest and dividends are included in interest income from investments. Realized gains and losses, and declines in value judged to be other than temporary are included in net securities gains and losses. The cost of securities sold is based on the specific identification method.

Loans: Loans are reported at the principal balance outstanding, net of deferred loan fees and costs. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

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

Loan Fees and Related Costs: Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan's yield. The Company amortizes these amounts over the contractual life of the related loans using the level yield method. Unamortized net deferred amounts are recorded in income when the underlying loans are sold or repaid. Fees related to standby letters of credit are recognized over the commitment period.

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

Pension Plan: The Company and its subsidiary banks have a noncontributory defined benefit pension plan. Annual costs charged against income are computed using the projected unit credit actuarial cost method.

Stock Compensation: Expense for employee compensation under stock option plans is based on Accounting Principles Board Opinion 25, with expense to be reported only if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are provided as if the fair value method of FASB Statement 123 were used for stock-based compensation.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Per Share Calculations: Basic earnings per share is based on net income divided by the weighted-average number of shares outstanding during the period. Diluted earnings per share shows the dilutive effect of additional common shares issuable under stock options. All per share data have been restated to reflect stock dividends.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, and is also recognized as a separate component of equity. FASB Statement 130, "Reporting Comprehensive Income," the new accounting standard that requires reporting comprehensive income, first applies for 1998, with prior information restated to be comparable.

Cash and Cash Equivalents: For the purpose of presentation in the Statements of Cash Flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions "Cash" and "Cash and Due from Banks." These items have an original maturity of three months or less and are generally due on demand.

Fair Values of Financial Instruments: Disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value is presented in Note P. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Certain financial instruments and all nonfinancial instruments are excluded. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.
    A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.
    Overall, concentrations of credit for loans and loan commitments are to customers located primarily in the local areas served by the subsidiary banks, all of which are in the Upper Peninsula of Michigan.

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

Reclassifications: Certain prior year amounts have been reclassified to conform with the current year's presentation.


Note B - Restrictions on Cash and Due From Bank Accounts
Subsidiary banks are required to maintain average reserve balances by the Federal Reserve Bank. The amount of those average reserve balances required as of December 31, 1998 and 1997, respectively, was $3,554,000 and $3,334,000.


Note C - Securities
The following is a summary of available for sale securities and held to maturity securities:

                                                                        Gross        Gross
                                                        Amortized    Unrealized   Unrealized        Fair
                                                          Cost          Gains       Losses          Value
December 31, 1998                                                  Available for Sale Securities
U.S. Treasury and government agencies                   $ 78,710       $  280       $ (142)      $  78,848
      Mortgage-backed                                      7,733           50          (10)          7,773
      States and political subdivisions                    5,158          101                        5,259
      Corporate                                              100            3                          103
      Other                                                4,055           10                        4,065
                                                        $ 95,756       $  444       $ (152)      $  96,048

December 31, 1997                                                  Available for Sale Securities
U.S. Treasury and government agencies                   $ 58,922       $  174       $ (213)      $  58,883

Mortgage-backed                                           14,293           60         (107)         14,246
Corporate                                                    300            5                          305
      Other                                                3,547                                     3,547
                                                        $ 77,062       $  239       $ (320)      $  76,981

                                                                    Held to Maturity Securities
States and political subdivisions                       $ 10,952       $  125       $  (23)      $  11,054

    Investment securities with a book value of $9,869,000 were pledged at December 31, 1998 as collateral to secure public deposits and for other purposes.

    As of July 1, 1998, the Company adopted FASB Statement 133, "Accounting for Derivative Instruments and Hedging Activities." In accordance with provisions in that statement, the Company chose to reclassify certain securities from held to maturity to available for sale. The amortized cost of those securities was $6,672,000 and the unrealized net gain was $73,000, which is included in stockholders' equity, net of income tax effect of $25,000. None of these securities were sold subsequent to the transfer. The Company has no derivative securities.
    Sales of available for sale securities were as follows:

                                                                        1998           1997         1996
Total proceeds                                                        $    836       $ 3,617       $ 8,995
      Gross realized gains                                                  30           126            13
      Gross realized losses                                                 40            46            99

    The amortized cost and estimated fair value of securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                Amortized          Fair
                                                                                  Cost             Value
      Available for sale:
         Due in one year or less                                               $    7,294       $    7,319
         Due after one year through five years                                     75,692           75,859
         Due after five years through ten years                                       982            1,032
                                                                                   83,968           84,210
         Mortgage-backed securities                                                 7,733            7,773
         Other                                                                      4,055            4,065
                                                                               $   95,756       $   96,048


Note D - Loans and the Allowance for Loan Losses

A summary of loans outstanding follows:

December 31                                                                       1998             1997
Commercial, financial, and agricultural                                        $  260,939       $  263,727
Real estate-mortgage                                                              228,379          235,228
Real estate-construction                                                           13,450           13,648
      Consumer                                                                    105,926          117,718
                                                                               $  608,694       $  630,321

    The following table presents changes in the allowance for loan losses:

Year ended December 31                                            1998            1997             1996
Balance at beginning of year                                  $    9,533       $    8,388       $    7,589
      Provision for loan losses                                      905            1,781            1,929
      Recoveries                                                     451              343              260
      Loans charged-off                                           (1,428)            (979)          (1,390)
      Balance at end of year                                  $    9,461       $    9,533       $    8,388

         Information regarding impaired loans follows:

                                                                  1998            1997             1996
Year end loans with no allowance for loan losses allocated    $      644       $      988       $      631
      Year end loans with allowance for loan losses allocated      2,858              730              646
      Amount of the allowance allocated                              551              231              369
      Average of impaired loans during the year                    3,377            1,937            1,426
      Interest income recognized during impairment                   110              107               20
      Cash basis interest income recognized                          101               99               13


Note E - Related Party Transactions
Certain directors and executive officers of the Company and its significant subsidiary banks, including their immediate families and companies in which they are principal owners, are loan customers of the subsidiary banks. Such loans are made in the ordinary course of business at the banks' normal credit terms, including interest rate and collateralization, and do not represent more than a normal risk of collection. The aggregate dollar amount of loans to these 40 persons was $19,199,000 and $19,754,000 at December 31, 1998 and 1997,
respectively. During 1998, $7,507,000 of new loans were made and repayments totaled $8,062,000.


Note F - Loan Servicing
The unpaid principal balance of mortgage loans serviced for others was $335,663,000 at December 31, 1998 and $256,102,000 at December 31, 1997. These
loans are not included in the consolidated balance sheet. Custodial escrow balances maintained in connection with the serviced loans, and included in demand deposits, were $356,000 at December 31, 1998 and $344,000 at December 31, 1997.
    Activity for capitalized mortgage servicing rights and the related valuation allowance was as follows:

                                                                  1998             1997             1996
      Servicing rights -
         Beginning of year                                     $   1,076        $     459        $       0
         Additions                                                 1,831              700              481
         Amortized to expense                                       (707)             (83)             (22)
         End of year                                           $   2,200        $   1,076        $     459

      Valuation allowance -
         Beginning of year                                     $      17        $       0
         Additions expensed                                          470               17
         Reductions credited to expense                             (352)               0
         End of year                                           $     135        $      17

Note G - Premises and Equipment

Premises and equipment consist of the following:

December 31                                                                        1998             1997
Land                                                                            $   2,959        $   2,866
      Buildings and improvements                                                   26,662           25,476
      Furniture, fixtures and equipment                                            16,113           15,540
      Construction in progress                                                        276              363
                                                                                   46,010           44,245
      Accumulated depreciation                                                    (20,258)         (18,848)
                                                                                $  25,752        $  25,397


Note H - Deposits
The aggregate amount of short-term jumbo CD's, each with a minimum denomination of $100,000, was approximately $50,583,000 and $46,073,000 at December 31, 1998
and 1997, respectively.
    At December 31, 1998, the scheduled maturities of CD's are as follows:

1999                                                      $  181,346
2000                                                         131,629
2001                                                          22,876
2002                                                          16,411
2003                                                           4,395
                                                          $  356,657

Note I - Federal Home Loan Bank Advances
At year-end, advances from the Federal Home Loan Bank of Indianapolis (the "FHLB") were as follows:

                                                     1998             1997
5.686% advance, due December 2000                 $   3,000        $    3,000
5.65% advance, due January 1999                                         2,000
                                                                   $    5,000

    The $2,000,000 advance was repaid during April, 1998. The fixed interest rate applies until March 10, 1999 for the $3,000,000. On that date or at any three month interval thereafter, the FHLB has the option to convert the advance to an adjustable rate. After conversion the three month LIBOR rate would apply for the remaining term until maturity.
    The advances were collateralized by securities with a book value of $3,500,000 at December 31, 1998 and $5,525,000 at December 31, 1997.


Note J - Regulatory Capital
The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.
    Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Company meets all capital adequacy requirements to which it is subject. The capital ratios of the Company and of each of its subsidiary banks exceed the requirements to be well capitalized.
    The Company's actual and capital amounts and ratios are presented below:

                                                                           Minimum            To Be Well
                                                                          Required         Capitalized Under
                                                                         For Capital       Prompt Corrective
                                                      Actual          Adequacy Purposes    Action Provision
                                                  Amount    Ratio       Amount    Ratio     Amount   Ratio
      As of December 31, 1998
         Total capital (to risk-weighted assets)$  105,615  16.6%      $ 50,913    8%      $  63,641  10%
         Tier I capital (to risk-weighted assets)   97,660  15.4         25,457    4          38,185   6
         Tier I capital (to average assets)         97,660  11.7         33,278    4          41,598   5


Note K - Employee Benefit Plans
Pension Plan: The Company and its subsidiary banks have a noncontributory defined benefit pension plan. Benefits are based on years of service and the employee's highest average earnings during any consecutive five year period of employment. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide for benefits attributed to service to date and for benefits expected to be earned in the future.

Postretirement Benefit Plan: The Company and its subsidiary banks provide health care and life insurance benefits for certain retired employees through an unfunded plan. These benefits are provided through insurance companies whose premiums are based on the benefits paid during the year.

    Information about the plans was as follows:

                                                                                       Postretirement
                                                       Pension Benefits                   Benefits
                                                     1998            1997           1998            1997
      Change in benefit obligation
      Beginning benefit obligation                 $  16,674       $ 15,992       $  1,914       $   1,807
      Service cost                                       922            788             86              76
      Interest cost                                    1,168          1,041            138             132
      Actuarial (gain) loss                            1,424           (675)           147              43
      Benefits paid                                     (455)          (472)          (197)           (144)
      Ending benefit obligation                    $  19,733       $ 16,674          2,088           1,914

      Change in plan assets, at fair value
      Beginning plan assets                        $  16,511       $ 13,839

      Actual return on plan assets                       561          3,023
      Employer contribution                              292            121
      Benefits paid                                     (455)          (472)
      Ending plan assets                           $  16,909       $ 16,511

      Unfunded status                              $  (2,824)      $   (163)      $ (2,088)       $ (1,914)
      Unrecognized net transition asset                 (368)          (420)
      Unrecognized prior service cost                    933          1,033           (170)           (180)
      Unrecognized net (gain) loss                     1,006         (1,139)           416             276
      Accrued benefit cost                         $  (1,253)      $   (689)      $ (1,842)       $ (1,818)

                                                                                    Postretirement
                                                   Pension Benefits                    Benefits
                                              1998       1997       1996      1998       1997       1996
      Weighted-average assumptions
       as of December 31
      Discount rate                          6.50%      7.00%      7.25%      6.50%     7.00%      7.25%
      Expected return on plan assets         9.00       9.00       9.00
      Rate of compensation increase          5.00       5.00       6.00

         For measurement purposes, an 8.64% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 4.50% for 2005 and remain at that level thereafter.

                                                                                    Postretirement
                                                   Pension Benefits                    Benefits
                                              1998       1997       1996      1998       1997       1996
      Components of net periodic benefit cost
      Service cost                          $    922   $    788   $    866   $    86   $     76   $     68
      Interest cost                            1,168      1,041      1,037       138        132        126
      Expected return on plan assets          (1,282)    (1,178)    (1,081)
      Amortization of prior service cost         100        100        100        (9)       (10)        (4)
      Amortization of unrecognized
       transition asset                         (52)        (52)       (52)
      Amortization of unrecognized
       net loss                                                         32
      Recognition of unrecognized
       net loss                                                                    7          3
      Net periodic benefit cost             $    856   $    699   $    902   $   222   $    201   $    190

    Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement benefit plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects for 1998:

                                                                           1-Percentage-      1-Perentage-
                                                                          Point Increase     Point Decrease
Effect on aggregate of service and interest cost components                   14.74%           (11.88)%
Effect on ending postretirement benefit obligation                            10.28%            (8.63)%

Employee Savings and Stock Ownership Plan: The Company and its subsidiary banks also have a contributory qualified employee Savings and Stock Ownership Plan
(KSOP), which functions as an ESOP/401(k) plan. Qualified employees can contribute up to 6% of their compensation in order to receive an employer contribution. During 1996, the Company and its subsidiary banks matched 30% of the amount of such employee contributions. During 1997, the match level was increased to 35%, and in 1998 to 371_2 %. In addition, each employee could contribute amounts in excess of the 6% limit, up to the lesser of 15% of compensation or federal tax limits, with no Company or subsidiary bank participation. The matching contribution formula is determined annually and requires approval of the Company's Board of Directors. Expense for this plan was $221,000 for 1998, $174,000 for 1997 and $141,000 for 1996.
    Common stock of the Company owned by the KSOP at year end was as follows:

                                                                                 1998             1997
Total number of shares                                                            179,364          151,707
Fair value                                                                   $  6,099,000      $ 4,588,000



Note L - Income Tax
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities recorded in the Company's consolidated balance sheets are as follows:

      December 31                                                                    1998           1997
      Deferred tax assets:
         Allowance for loan losses                                                 $  3,336       $  2,902
         Postretirement benefit obligation                                              636            616
         Deferred compensation and director fees                                        496            482
         Net unrealized losses                                                                          28
         Other                                                                          815            625
                                                                                      5,283          4,653
      Deferred tax liabilities:
         Accumulated depreciation                                                     1,283          1,178
         Mortgage servicing rights                                                      377            161
         Net unrealized gains                                                           102
         Other                                                                          200            137
                                                                                      1,962          1,476
         Net deferred tax assets                                                   $  3,321       $  3,177

    Income tax expense is composed of the following amounts:

      Year ended December 31                                          1998           1997           1996
      Currently payable                                             $   5,237      $  5,026       $  4,278
      Deferred tax (credit)                                               116          (324)          (172)
      Income tax expense                                            $   5,353      $  4,702       $  4,106

     Applicable income taxes (benefits) on investment securities transactions amounted to $(4,000), $28,000, and $(30,000), in 1998, 1997 and 1996,
respectively, and are included in income tax expense. The components of income tax expense for 1997 and 1996 have been reclassified to reflect the tax returns as filed.

    The reasons for the difference between income tax expense and the amount computed by applying the statutory federal income tax rate to income before income tax are as follows:

     Year ended December 31                                          1998           1997           1996

      Income before income tax expense                              $  16,530      $ 15,151       $ 13,739
      Federal income tax computed at 35%                            $   5,786      $  5,303       $  4,809
      Deduct effect of:
         Tax-exempt bond and loan interest income                        (484)         (593)          (662)
         Other items-net                                                   51            (8)           (41)
                                                                    $   5,353      $  4,702       $  4,106


Note M - Stock Options
The Company has a stock option plan which is used to reward key employees and provide them with an additional equity interest. Options to buy stock are issued for 10 year periods, with vesting occurring after the first three years. At year end 1998, 102,843 shares were authorized for future grants. Information about option grants follows.

                                                  Number           Weighted-average      Weighted-average
                                                of options          exercise price     fair value of grants
      Outstanding, beginning of 1996              103,638               $ 21.31              $14.55
      Granted                                      51,819                 21.08                 9.98

      Outstanding, end of 1996                    155,457                 21.23               13.03
      Granted                                        none

      Outstanding, end of 1997                    155,457                 21.23                13.03
      Granted                                      50,400                 27.14                11.88
      Exercised                                    (2,300)                17.23

      Outstanding, end of 1998                    203,557                 22.74               12.70

    Options exercisable at each year end were as follows:

                                                  Number           Weighted-average
                                                of options          exercise price
      1996                                           none
      1997                                         51,819               $ 17.23
      1998                                        101,338                 21.40

    At year end 1998 options outstanding were as follows:

      Number of options                                                                        203,557
      Range of exercise price                                                             $17.23 - $27.14
      Weighted-average exercise price                                                          $22.74
      Weighted-average remaining option life                                                  7.7 years

    FASB Statement 123, "Accounting for Stock-Based Compensation," requires pro forma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following pro forma information presents net income and earnings per share had this statement's fair value method been used to measure compensation cost for stock option plans. Compensation cost actually recognized for stock options was $0 for 1998, 1997, and 1996.

                                                                      1998            1997          1996

Net income as reported                                              $ 11,177       $  10,449       $ 9,633
Pro forma net income                                                  10,830          10,205         9,499

      Basic earnings per share as reported                          $   1.81       $    1.69       $  1.56
      Pro forma basic earnings per share                                1.75            1.65          1.54

      Diluted earnings per share as reported                            1.80            1.69          1.56
      Pro forma diluted earnings per share                              1.74            1.65          1.54

    In future years, the pro forma effect of not applying this standard is expected to increase as additional options are granted.
    The pro forma effects are computed using option pricing models, using the following weighted-average assumption as of grant date.

                                                                                       1998         1996
Risk-free interest rate                                                                5.42%         6.26%
Expected option life                                                                 6 years       7 years
Expected stock price volatility                                                          56%           56%
      Dividend yield                                                                    3.4%          3.1%

    On January 22, 1999, an additional 48,000 options were granted at a price of $33.00.


NOTE N - EARNINGS PER SHARE
A reconciliation of the numerators and denominators of the earnings per share computations is presented below. Weighted-average share amounts are presented in thousands.

Year ended December 31                                                1998            1997          1996
Basic earnings per share
         Net income                                                 $ 11,177       $  10,449       $ 9,633
         Weighted-average common shares outstanding                    6,172           6,171         6,171
            Basic earnings per share                                $   1.81       $    1.69       $  1.56

      Diluted earnings per share
         Net income                                                 $ 11,177       $  10,449       $ 9,633
         Weighted-average common shares outstanding                    6,172           6,171         6,171
         Add dilutive effects of assumed exercises
          under stock options                                             47              14             8
         Weighted-average common and dilutive
          potential common shares outstanding                          6,219           6,185         6,179
            Diluted earnings per share                              $   1.80       $    1.69       $  1.56


Note O - Financial Instruments with Off-Balance Sheet Risk
Loan commitments are made to accommodate the financial needs of customers of the subsidiary banks. Standby letters of credit commit the banks to make payments on behalf of customers when certain specified future events occur. Both arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to normal credit policies. Collateral is obtained based on management's credit assessment of the customer.

    The maximum exposure to credit loss for unfunded loans and unused lines of credit, substantially all of which are at adjustable rates of interest, and standby letters of credit outstanding at December 31, 1998 follows:

                                                                                 Loan          Standby Letters
      Expiration Date                                                         Commitments         of Credit
      1999                                                                    $  107,500           $ 4,188
      2000                                                                        13,868               928
      2001                                                                           704               657
      2002                                                                           692               171
      2003                                                                         1,234                92
      Thereafter                                                                   1,639             2,968
                                                                              $  125,637           $ 9,004


Note P - Fair Values of Financial Instruments
The estimated fair values of the Company's financial instruments are as follows:

                                                       December 31, 1998             December 31, 1997
                                                   Carrying          Fair         Carrying-        Fair
                                                    Amount           Value         Amount          Value
      Financial assets:
         Cash and short-term investments          $   87,977      $  87,977      $  49,299      $   49,299
         Mortgage loans held for sale                 17,186         17,217          5,171           5,180
         Securities -
            Available for sale                        96,048         96,048         76,981          76,981
            Held to maturity                                                        10,952          11,054
         Loans, less allowance                       599,233        602,528        620,788         622,235

      Financial liabilities:
         Deposits                                 $  728,660      $ 739,522      $ 694,803      $  702,573
         Federal Home Loan Bank advances               3,000          2,989          5,000           4,804

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

      Cash and short-term investments: The carrying amounts reported in the balance sheet for cash and due from banks and short-term investments approximate those assets' fair values.

      Securities (including mortgage-backed securities): Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

      Loans and mortgage loans held for sale: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans (e.g., one-to-four family residential), consumer loan and other loans (e.g., commercial real estate and rental property mortgage loans, commercial and industrial loans, financial institution loans, and agricultural loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

      Off-balance-sheet instruments: Fair values for the Company's off-balance-sheet instruments (lending commitments and standby letters of credit) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing (loan commitments) and discounted cash flow analyses (standby letters of credit). The fair value of these off-balance-sheet items approximates the recorded amounts of the related fees and is not material at December 31, 1998 and 1997.

      Deposits: The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

      Federal Home Loan Bank advances: Fair values are estimated using discounted cash flow based on current borrowing rates for similar arrangements.


Note Q - Segment Information
Effective December 31, 1998, the Company adopted FASB Statement 131, "Disclosures about Segments of an Enterprise and Related Information." The Company is principally engaged in one business segment: banking. The accounting policies used are the same as those described in the summary of significant accounting policies.
    Information about reportable segments follows:

                                                                   1998            1997            1996
Net interest income
         Banking                                                $   40,168      $   40,377      $   39,030
         Other                                                         145             163             168
            Total                                               $   40,313      $   40,540      $   39,198

      Other revenue
         Banking                                                $   10,542      $    9,471      $    8,224
         Other                                                         957             759             792
            Total                                               $   11,499      $   10,230      $    9,016

      Depreciation
         Banking                                                $    2,208      $    2,068      $    1,819
         Other                                                           0               0               0
            Total                                               $    2,208      $    2,068      $    1,819

      Loan loss provision
         Banking                                                $      905      $    1,781      $    1,929
         Other                                                           0               0               0
            Total                                               $      905      $    1,781      $   1,929

      Net gain on loan sales
         Banking                                                $    2,610      $      975      $      695
         Other                                                           0               0               0
            Total                                               $    2,610      $      975      $     695

      Income tax expense
         Banking                                                $    5,206      $    4,658      $    4,014
         Other                                                        147               44              92

            Total                                               $    5,353      $   4,702       $   4,106

      Segment net income
         Banking                                                $   11,039      $   10,535      $    9,605
         Other                                                         298              91             192
            Total                                               $   11,337      $   10,626      $    9,797

      Segment assets
         Banking                                                $  840,007      $  801,566
         Other                                                       3,517           2,829
            Total                                               $  843,524      $  804,395

    Significant segment totals are reconciled to the financial statements as follows:

                                                                   1998            1997            1996
Net interest income and noninterest income
         Net interest income                                    $  40,315       $   40,541      $   39,199
         Noninterest income                                        13,948           11,027           9,547
            Total                                               $  54,263       $   51,568      $   48,746

         Banking segment                                        $  53,320       $   50,823      $   47,949
         Other                                                      1,102              922             960
         Eliminations                                                (159)            (177)           (163)
            Total                                               $  54,263       $   51,568      $   48,746

      Net income
         Segment net income                                     $  11,337       $   10,626      $    9,797
         Eliminations                                                (160)            (177)           (164)
            Total                                               $  11,177       $   10,449      $    9,633

      Assets
         Segment assets                                         $ 843,524       $  804,395
         Eliminations                                                 (31)               1
            Total                                               $ 843,493       $  804,396


Note R - Michigan Financial Corporation (Parent Company Only) Financial Information
The Company's primary source of funds to pay dividends to stockholders is the dividends it receives from the subsidiary banks. The subsidiary banks are subject to certain restrictions on the amount of dividends that they may declare without prior regulatory approval. At December 31, 1998, $10,508,000 of retained earnings was available for dividend declaration without prior regulatory approval.
    Following are condensed parent company financial statements.

Condensed Balance Sheets

December 31                                                                        1998            1997
      Assets
         Cash                                                                   $    6,772      $    6,946
         Money market investments                                                    1,958
         Securities available for sale                                                 470
         Investment in bank subsidiaries                                            87,958          84,333
         Investment in insurance subsidiary                                          2,217           1,920

         Premises and equipment                                                      1,448           1,576
         Other assets                                                                  977             946
      Total Assets                                                              $  101,800      $   95,721

Liabilities
         Accrued expenses and other liabilities                                 $    3,195      $    3,030

Stockholders' Equity                                                                98,605          92,691
Total Liabilities and Stockholders' Equity                                      $  101,800      $   95,721

Condensed Statements of Income

Year ended December 31                                             1998            1997            1996
Income:
         Dividends from subsidiary banks                        $   8,500       $    7,700      $    6,900
         Fees from subsidiary banks                                 6,104            5,702           4,909
         Interest from subsidiary banks                               199              130              44
         Securities gains                                              30              109              13
         Interest and dividends from securities and
          money market investments                                     19               20              37
         Other                                                          7               46              13
                                                 Total Income      14,859           13,707          11,916

      Expenses:
         Salaries and employee benefits                             3,814            3,414           3,211
         Data processing                                            1,670            1,488           1,285
         Other                                                      2,435            2,314           1,966
                                               Total Expenses       7,919            7,216           6,462

      Income before income tax and equity in
       undistributed net income of subsidiaries                     6,940            6,491           5,454
      Income tax credit                                              (550)            (414)           (514)
      Income before equity in undis-tributed
       net income of subsidiaries                                   7,490            6,905           5,968
      Equity in undistributed net income of:
         Bank subsidiaries                                          3,389            3,453           3,473
         Insurance subsidiary                                         298               91             192
                                                   Net Income   $  11,177       $   10,449      $    9,633


Condensed Statements of Comprehensive Income

Year ended December 31                                             1998            1997            1996
Net income                                                      $  11,177       $   10,449      $    9,633
Comprehensive income                                            $  11,419       $   10,682      $    9,493

Condensed Statements of Cash Flows

Year ended December 31                                             1998            1997            1996
Operating Activities

         Net income                                             $  11,177       $   10,449      $    9,633
         Adjustments to reconcile net income to net cash
          provided by operating activities:
             Undistributed earnings of subsidiaries                (3,687)          (3,544)         (3,665)
             Decrease in other real estate                                             250
             Depreciation and amortization                            261              248             189
             Realized investment securities gains                     (30)            (109)            (13)
             Accretion of investment securities discount               (9)             (20)             (2)
             Deferred income tax (credit)                             (33)              (7)              4
             Other                                                     74              477            (161)
                    Net Cash Provided by Operating Activities       7,753            7,744           5,985

      Investing Activities
         Proceeds from sale of available for sale securities          785            1,356             996
         Purchases of money market investments                     (1,958)
         Purchases of available for sale securities                (1,206)          (1,227)           (981)
         Purchases of premises and equipment                          (43)             (15)           (130)
         Proceeds from sale of premises and equipment                                                    2
                                     Net Cash Provided (Used)
                                      by Investing Activities      (2,422)             114            (113)

      Financing Activities
         Proceeds from common stock issued                             57
         Cash dividends                                            (5,562)          (4,604)         (3,865)
                        Net Cash Used By Financing Activities      (5,505)          (4,604)         (3,865)
                                           Net Change in Cash        (174)           3,254           2,007
      Cash at beginning of year                                     6,946            3,692           1,685
                                          Cash At End of Year   $   6,772       $    6,946      $    3,692




      Report of Independent Auditors

Board of Directors and Stockholders
Michigan Financial Corporation
Marquette, Michigan

We have audited the accompanying consolidated balance sheets of Michigan Financial Corporation and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Michigan Financial Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.



                                       Crowe, Chizek and Company llp

Grand Rapids, Michigan
January 15, 1999, except for Note M, as to which the date is January 22, 1999



Quarterly Results of Operations (Unaudited)
(In thousands, except per share data)

                                                     1998                                       1997
                                      First    Second      Third    Fourth       First    Second     Third     Fourth
                                     Quarter   Quarter    Quarter   Quarter     Quarter   Quarter   Quarter    Quarter
Interest income                    $  16,778  $ 16,925  $  17,147  $ 17,079    $ 15,939  $ 16,555  $ 16,931    $17,118
Net interest income                    9,965    10,015     10,165    10,170       9,738    10,069    10,330     10,404
Loan loss provision                      382       218        100       205         204       454       601        522
Investment securities gains (losses)     (40)       30                                                   59         21
Noninterest income                     3,293     3,476      3,361     3,828       2,479     2,671     2,836      2,961
Noninterest expense                    9,036     9,069      9,216     9,507       8,539     8,595     8,745      8,757
Income tax expense                     1,192     1,376      1,370     1,415       1,051     1,155     1,202      1,294
Net income                             2,608     2,858      2,840     2,871       2,423     2,536     2,677      2,813
Basic earnings per share                0.42      0.46       0.46      0.47        0.39      0.41      0.43       0.46
Diluted earnings per share              0.42      0.46       0.46      0.46        0.39      0.41      0.43       0.45

Per share amounts have been adjusted to reflect stock dividends paid in both years.



MFC Bank Directors

Marquette
Howard L. Cohodas
Chairman of the Board and President
Michigan Financial Corporation and
MFC First National Bank, Marquette

K. Michael Skytta Executive Vice President and Chief Operating Officer MFC First National Bank, Marquette

Kenneth F. Beck, Senior Vice President, Treasurer and Secretary
Michigan Financial Corporation

Robert O. Berube II, Dentist

Charles H. Carlson, President
Industrial Piping Co. of Marquette

Willard L. Cohodas Executive Vice President
Cohodas Bros. Company of Michigan

James P. Grundstrom, President
Frei Chevrolet, Inc.

David Holli, President
Holli Forest Products, Inc.

Nicholas F. Joseph, President
Joseph's, Inc.

Ronald C. Katers, Secretary - Treasurer
M.K. Stores, Inc.

Thomas D. LeGalley, President
Cardiology Associates of the Upper Peninsula

Paulette J. Lindberg, Owner - Manager
Adventure Travel & Tour

David J. Lundquist, President
Swanson - Lundquist Funeral Home, Inc.

Michael P. Mlinar, General Manager
Tilden Mining Company L.C.

Kirk A. Nelson, President - Secretary
Nelson Chevrolet - Oldsmobile, Inc.

Dewayne D. Nygard
Vice President, Treasurer and Controller
Lake Superior & Ishpeming Railroad Co.

George F. Russo, Retired


Escanaba
James L. Smith, President
MFC First National Bank, Escanaba

Lois M. Anderson, Owner
Holiday Travel Agency

John T. Anthony, President
Andex Industries, Inc.

Kenneth F. Beck, Senior Vice President, Treasurer and Secretary
Michigan Financial Corporation

John C. Bissell, Senior Vice President  and Trust Officer
MFC First National Bank, Escanaba

Gary W. Bradley, Dentist

Thomas R. Broullire, President
Messier-Broullire Funeral Home, Inc.

Gary L. Butryn
Vice President - Operations
Mead Paper Division
Mead Corporation

Willard M. Carne, Owner
Carne's Amoco Service

Howard L. Cohodas Chairman of the Board and President
Michigan Financial Corporation

Willard L. Cohodas Executive Vice President
Cohodas Bros. Company of Michigan

Wayne J. Dagenais, Manager
Elmer's County Market

Michael J. DeLany
Executive Vice President
MFC First National Bank, Escanaba

Roger H. Jensen, President
Guindon Moving & Storage Co.

James D. Okraszewski Woodlands Manager
Mead Paper Division
Mead Corporation

Thomas L. Wilson, Owner
McDonald's Restaurants


Menominee
Kim Van Osdol, President
MFC First National Bank, Menominee

Stephen J. Albers
Senior Vice President and Trust Officer
MFC First National Bank, Menominee

Kenneth F. Beck, Senior Vice President, Treasurer and Secretary
Michigan Financial Corporation

Alton R. Berquist Chief Executive Officer
Marmen Computing and Silvan Industries

David V. Bournonville, President
Menominee Industrial Supply

William H. Caley, President
Twin City Service Agency

Howard L. Cohodas Chairman of the Board and President
Michigan Financial Corporation

Willard L. Cohodas Executive Vice President
Cohodas Bros. Company of Michigan

Orlin R. Herrild, DVM, President
Town & Country Veterinarian Clinic

Hugh C. Higley, Jr., Senior Vice President
Interstate Welding Sales Corporation

Thomas J. Kuber, President
K&K Warehousing, Inc.

Harry L. Meintz, Owner
Pleasant View Dairy Farm

North A. Shetter, Dentist

James J. Stang, President
Stang Wisconsin Corp.

Ironwood
Robert W. Martin, President
MFC First National Bank, Ironwood

Howard L. Cohodas Chairman of the Board and President
Michigan Financial Corporation

Willard L. Cohodas Executive Vice President
Cohodas Bros. Company of Michigan

Daniel J. Corullo
Vice President and Secretary
Action Floor Systems, Inc.
President, Ottawa Forest Products, Inc.

Edrye Doman, Owner
Doman Appraisals

Robert J. Jacquart, President
Jacquart Fabric Products, Inc.

Wayne Nasi, President
Wayne Nasi Construction Co., Inc.

Lucien R. Perron, President
Midwest Timber of MN, Inc.

Richard D. Steiger, President
Steiger's Home Center

John F. Wisler, President
MFC First National Bank, Iron Mountain

Iron Mountain
John F. Wisler, President
MFC First National Bank, Iron Mountain

Richard J. Celello
Partner, Mouw & Celello, P.C.

Howard L. Cohodas Chairman of the Board and President
Michigan Financial Corporation

Willard L. Cohodas Executive Vice President
Cohodas Bros. Company of Michigan

Dale L. Edwards, President
Edwards Chevrolet

Alan J. Filizetti
Executive Vice President and Cashier
MFC First National Bank, Iron Mountain

Suzanne M. Fleury
Attorney-At-Law

James S. Gibula, President
MFC First National Bank, Iron River

Daniel H. Lori, Owner
DN Lori Associates, Inc.

Mark F. Pontti,
Manager of Public Affairs- Michigan
Champion International Corporation


Iron River
James S. Gibula, President
MFC First National Bank, Iron River

Alfred J. Angeli, Chairman
Angeli Foods Company

Howard L. Cohodas Chairman of the Board and President
Michigan Financial Corporation

Willard L. Cohodas Executive Vice President
Cohodas Bros. Company of Michigan

John Detterbeck, President
Iron River Manufacturing (LDE)

Chester Fabbri, Owner
Fob's Fine Foods

Chester C. Kudwa, Owner
Idlewild Farm

John Lofgren, Owner
Allied Industries Inclusive, Inc.

Fred M. Saigh, Chairman
First National Underwriters, Inc.

John F. Wisler, President
MFC First National Bank, Iron Mountain


Houghton
Susanne V. Boxer, President
MFC First National Bank, Houghton

Kenneth F. Beck, Senior Vice President, Treasurer and Secretary
Michigan Financial Corporation

Barbara B. Briggs, Retired

Howard L. Cohodas Chairman of the Board and President
Michigan Financial Corporation

Martin J. Feira, Retired

Clarence R. Fisher President and Chief Executive Officer
Upper Peninsula Power Company

Robert A. Sturos Vice President and Controller
Gundlach Champion, Inc.

Robert A. Vollwerth II Secretary - Treasurer
Vollwerth & Co.


Investor Information

Executive Offices
101 West Washington St. P.O. Box 10
Marquette, Michigan 49855
Telephone 906/228-6940
Fax 906/228-1328

MFC on the Web
Interested parties with access to the World Wide Web may review the Company's corporate information, including news releases, on MFC's home page. http://www.mfcb.com

Stock Transfer Agent
Norwest Bank Minnesota, N.A.,

Stock Transfer Department
161 North Concord Exchange
South St. Paul, Minnesota 55075

Legal Counsel
Foster, Swift, Collins & Smith, P.C.
313 South Washington Square
Lansing, Michigan 48933-2193

Independent Auditors
Crowe, Chizek and Company llp
Riverfront Plaza Building
55 Campau Avenue, N.W.
Grand Rapids, Michigan 49503-2613

Annual Meeting
The annual stockholders' meeting will be held on Tuesday, April 27, 1999 at the Holiday Inn, U.S. Highway 41 West, Marquette, Michigan at 1:30 p.m. local time.
    Management urges all stockholders to vote their shares so they may participate in the important decisions that will be made at this meeting.

Market Makers
The following firms are currently the primary market makers for -Michigan Financial -Corporation stock:

    Herzog, Heine, Geduld, Inc.
    Knight Securities LP
    Roney Capital Markets

Form 10-K
Copies of the Company's annual Form 10-K report filed with the Securities and Exchange Commission may be obtained without charge by written request to Kenneth
F. Beck, Secretary.

Dividend Reinvestment Plan
Stockholders may acquire additional stock in the Company free of service fees and brokerage commissions by automatic reinvestment of their dividends. For further information, please -contact:

    Norwest Bank Minnesota, N.A.,
    Shareowner Services
    161 North Concord Exchange, P.O. Box 64856
    St. Paul, Minnesota 55164-0856
    800/468-9716 or 651/450-4064

Market Price and Dividend Information

                 Dividends
                 per share  High       Low     Close
1997
First quarter     $ 0.18   $23.36   $21.77   $ 22.56
Second quarter      0.18    23.10    20.64     22.26
Third quarter       0.19    28.57    21.90     28.57
Fourth quarter      0.19    31.31    26.67     30.24

1998

First quarter     $ 0.22   $31.43   $26.90   $ 30.60
Second quarter      0.22    44.00    30.48     42.69
Third quarter       0.23    43.38    30.00     35.38
Fourth quarter      0.23    38.00    28.00     34.00

Amounts have been adjusted to reflect stock dividends paid in both years.

    The Company's common stock trades on The Nasdaq Stock MarketSM under the symbol MFCB. Stock price quotations can be found in major daily newspapers and in The Wall Street Journal. The range of high and low prices for the eight quarters ended December 31, 1998 is shown above, along with the closing prices.
    At December 31, 1998, there were 6,173,268 shares outstanding and approximately 1,796 stockholders of record. Inasmuch as many stockholders retain their shares in "street name," the number of individual stockholders is larger than the number of registered stockholders.



Officers and Directors

Board of Directors
Alfred J. Angeli
Chairman, Angeli Foods Company

Kenneth F. Beck, CPA
Senior Vice President,
Treasurer and Secretary

Gary L. Butryn
Vice President - Operations,
Mead Paper Division
Mead Corporation

Willard M. Carne
Owner, Carne's Amoco Service

Howard L. Cohodas
Chairman and President

Willard L. Cohodas
Executive Vice President,
Cohodas Brothers -Company of Michigan

Clarence R. Fisher
President and Chief Executive Officer,
Upper Peninsula Power Company

Hugh C. Higley, Jr.
Senior Vice President,  Interstate Welding Sales Corporation

David Holli
President, Holli Forest Products, Inc.

Daniel H. Lori
Owner, DN Lori Associates, Inc.

Wayne Nasi
President, Wayne Nasi Construction Co., Inc.

Fred M. Saigh
Chairman, First National Underwriters, Inc.

James L. Smith
President,
MFC First National Bank, Escanaba

William C. Verrette
Chairman and President,
Champion, Inc.

Officers
Howard L. Cohodas
Chairman and President

Kenneth F. Beck, CPA
Senior Vice President,
Treasurer and Secretary

Ward L. Rantala, CEBS
Vice President - Human Resources

John W. Lenten, CPA, CTA
Vice President - Audit

Stephen C. Mattson
Vice President-
Retail and Electronic Banking

Steven W. White, CBA, CRCM
Vice President - Compliance

Gloria Lambert
Operations Officer

Scott M. Beaudry
Controller

Toni Eppensteiner
Purchasing and Facilities Officer

Toni R. Jandron
Marketing Officer

Steven J. Swanson
Marketing Officer

Patricia Varda
Training Officer

Douglas W. Hill
Item Processing Manager

Susan E. Johnson
Deposit Operations Manager

Carolyn K. Krieg

Loan Operations Manager

Janet A. Van Dyke
Banking Office Support Manager

Tim E. Wakkuri
Technology Systems Manager